ARS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
JUL 17 2009
Washington, DC 122

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: ~~0-31773~~ 1-34229

09012147

LOGICVISION, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-3166964**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
25 Metro Drive, Third Floor San Jose, California 95110	**(408) 453-0146**
(Address of principal executive offices)	**(Registrant's telephone number, including area code)**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.0001 per share	**The NASDAQ Stock Market LLC**
Series A Participating Preferred Stock Purchase Rights	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant (based upon the closing sale price on The Nasdaq Global Market on June 30, 2008) was approximately $7.5 million. Shares held by each executive officer, director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 17, 2009, there were 9,473,572 shares of Common Stock, $0.0001 per share par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors and Section 16(a) Beneficial Ownership Reporting Compliance), 11, 12 (as to Beneficial Ownership), 13 and 14 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2009 Annual Meeting of Stockholders scheduled to be held on June 11, 2009.

LOGICVISION, INC.

TABLE OF CONTENTS
2008 FORM 10-K

PART I

Item 1. Business

When used in this Report, the words "expects," "anticipates," "intends," "estimates," "plans," "believes," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements about the features, benefits and performance of our current and future products, services and technology, plans for future products and services and for enhancements of existing products and services, our expectations regarding future operating results, including backlog, revenues, sources of revenues and expenses, net losses, fluctuations in future operating results, our estimates regarding the adequacy of our capital resources, our capital requirements and our needs for additional financing, planned capital expenditures, use of our working capital, our critical accounting policies and estimates, our internal control over financial reporting, our patent applications and licensed technology, our efforts to protect intellectual property, expectations regarding dividends, our ability to attract customers, establish license agreements and obtain orders, the impact of economic and industry conditions on our customers, customer demand, our growth strategy, our marketing efforts, our business development efforts, future acquisitions or investments, our focus on larger orders with major customers, our employee matters, our competitive position, our foreign currency risk strategy, and the impact of recent accounting pronouncements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the possibility that orders could be modified, cancelled or not renewed, our ability to negotiate and obtain customer agreements and orders, lengthening sales cycles, the concentration of sales to large customers and our reliance on a limited number of customers for a substantial portion of revenues, dependence upon and trends in capital spending budgets in the semiconductor industry and fluctuations in general economic conditions, our ability to rapidly develop new technology and introduce new products, our ability to safeguard our intellectual property and the risks set forth below under Part I, Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

In this report, all references to "LogicVision," "we," "us," "our" or the "Company" mean LogicVision, Inc. and its subsidiaries, except where it is made clear that the term means only the parent company.

LogicVision and the LogicVision logo are our registered trademarks. We also refer to trademarks of other corporations and organizations in this document.

Overview

We are a test and yield learning company in the semiconductor design-for-test ("DFT") sector. Our proprietary technologies for embedded test and diagnostics enable more efficient test of complex semiconductor devices. Our technology allows semiconductor designers to insert test structures inside semiconductor integrated circuits. These test structures allow designers and engineers to test the functionality and performance of their devices throughout each key stage of a complex semiconductor's life cycle. The most complex of these circuits are called System-on-a-Chip, or SoC, semiconductors. Our embedded test solutions have been successfully deployed in SoC's found in digital consumer products, medical products, automotive electronics, networking and wireless communications devices, computers and satellite systems.

Our solutions also allow testing of integrated circuits after they have been assembled onto boards and systems, enabling diagnostic test throughout the semiconductor's life cycle. Our analysis software aggregates and analyzes data from various semiconductor test sources to identify whether silicon behavior meets design criteria across varying manufacturing and operating conditions. Our embedded test products generate proprietary circuit structures that are incorporated into an integrated circuit to test and diagnose the chip at full speed, without the signal delay or degradation experienced by external testers. Our proprietary circuits are designed to be modular and reusable, to enable more efficient design and to address time-to-market and manufacturing yield issues.

We believe our products can reduce semiconductor manufacturing test costs, accelerate silicon bring-up times, provide for yield learning, improve time-to-yield and result in less field returns. The target market for our technology is SoC designs with feature widths of 130 nanometers, 90 nanometers, 65 nanometers, 45 nanometers and smaller. A nanometer is one billionth of a meter.

We incorporated as LV Software in July 1992 in California and engaged principally in research and development activities through 1994. We first generated meaningful commercial revenues from the license of our initial embedded test product in 1995. In June 1996, we changed our corporate name to LogicVision, Inc. We reincorporated in Delaware in September 2000.

Technology

Embedded test

We believe that embedded test technology provides significant benefits for the new and complex SoC semiconductor devices being designed and manufactured today. Conventional test is performed with external equipment, while embedded test is performed primarily using circuitry resident in the semiconductor design. By embedding test circuit structures on the semiconductor itself, our embedded test solutions eliminate many of the key limitations associated with conventional external testing. Our embedded test design software automatically analyzes the structure of complex circuits to determine requirements for at-speed testing and diagnostics, and creates and integrates our proprietary embedded test circuits with the existing design functions to address these requirements. Our embedded test manufacturing software allows external test equipment to easily operate our proprietary embedded test circuits for pass-fail testing, chip debug or manufacturing datalogging. Our technology also enables board and system level diagnostics, system bring-up and in-field testing and diagnostics.

Design phase

Our embedded test technology is incorporated into integrated circuits in the form of user-configurable circuit structures that provide four functions:

- *access management*—necessary scan chains, shared isolation collars, boundary scan and test points to enable access to any point within complex designs;
- *timing management*—proprietary functionality for clock skew management, multiple cycle paths and multiple frequencies;
- *test data generation and analysis*—proprietary functionality created for each design block to generate circuit test data and analyze circuit responses;
- *external control*—standard IEEE 1149.1 and IEEE 1149.6 compliant test access ports for access and control of all embedded test circuits.

Manufacturing phase

Because our embedded test circuits are incorporated in semiconductor designs, they are manufactured as part of the semiconductor devices. When the prototypes of a new integrated circuit arrive from fabrication for initial device bring-up, debug and characterization, our embedded test circuits and embedded test manufacturing software can be used to accelerate this process and allow lower cost equipment to be utilized. Our embedded test circuit structures and embedded test manufacturing software also facilitate at-speed test during wafer probe and allow lower-cost test equipment to be used at wafer probe. Semiconductor devices that pass wafer probe test are then packaged, and our embedded test circuits and embedded test manufacturing software are used again during final test. Our embedded test circuits are designed to be activated with simple external test signals applied through the industry standard IEEE 1149.1 and IEEE 1149.6 test access ports. Our analysis software aggregates and analyzes data from various test sources to identify whether silicon behavior meets design criteria across varying manufacturing and operating conditions.

Test Development Functions. Using our technology, the bulk of the patterns applied to test the integrated circuit are created on-chip, with only minimal external control needed to achieve a pass-fail test. Our embedded test design and manufacturing software provides the engineer with the ability to easily create pass-fail test patterns, and then optimize them for speed, execution time, accuracy, power and results.

Debug and Diagnostic Functions. Our embedded test provides a number of debug and diagnostic modes to facilitate debug, diagnosis and datalogging. These are leveraged using our embedded test manufacturing software.

Implementation technologies

We have developed several technologies to facilitate the mainstream design and manufacturing use of embedded test technology. These include:

- design automation algorithms and implementation for embedded test;
- hierarchical isolation, access and assembly technologies;
- embedded test design verification technologies;
- high-performance circuit fault simulation algorithms and automation technologies;
- capture-by-domain for multiple-clock timing;
- at-speed, multi-frequency, multi-clock logic embedded test technology;
- fault-insertion technology for system diagnostics;
- at-speed, embedded and external memory test technologies;
- at-speed interconnect test technology;
- test and measurement technologies for embedded phase-locked-loops;
- test and measurement technologies for high-speed serial I/O (SerDes I/O);
- manufacturing automation for simplified access and control of embedded test circuits on test equipment;
- accurate real-time identification of open connection lines between interconnects on a circuit;
- analysis algorithms to facilitate the identification of parametric yield limiters;
- signoff process and handoff database for robust transfer of embedded test information to manufacturing; and
- parametric and input/output test technology to facilitate multi-site and reduced pin-count test, debug and datalogging.

Products

We offer a portfolio of products for the automated development, integration, and deployment of embedded test technology:

Technology products

Embedded Circuit Structures. Our embedded test technology enables our customers to design and manufacture our embedded test circuit structures for a specific design. For a typical design of 1 million gates and above, our embedded testers are less than a few thousand gates and represent only 1% to 2% of chip area. Our user-configurable embedded test circuit structures are designed to test memory, logic, high-speed input/outputs, phased-locked-loops, cores, hierarchical blocks and interconnect.

Design Software

We provide a suite of highly integrated embedded test design software tools for embedded test implementation on application specific integrated circuits, or ASIC, and SoC designs. We provide design software that automatically analyzes the structure of complex circuits to determine requirements for at-speed testing and diagnostics. Our software creates and integrates our proprietary circuits with the existing design circuits to address these requirements. It also assists with the timing analysis and simulation processes necessary for proper verification by providing timing analysis scripts and simulation test benches.

Manufacturing Software products

We provide embedded test manufacturing software for access and control of embedded test during chip and system test program development, debug, manufacturing test and datalogging. This enables user interaction with the embedded test circuits to evaluate and diagnose chip-level and board-level failures during manufacturing. This includes pass-fail testing, debug and basic failure diagnostics and datalogging. We support a wide set of third-party industry standard test equipment.

Product offerings

We currently offer our embedded test circuits, design software and manufacturing software in a variety of product bundles under the product family name Dragonfly Test Platform™ with the product sub-families named ETCreate™, Silicon Insight®, and Yield Insight™.

The ETCreate product sub-family consists of embedded test intellectual property and corresponding design automation software that provide embedded test solutions for different components of an ASIC or SoC design. The individual embedded test products within this subfamily and their underlying capabilities are described below.

Products	Applications
ETMemory™	• Provides intellectual property for flexible, area-optimized, at-speed, memory embedded test functionality. • Supports single and multiport embedded memories such as SRAMs, DRAMs and ROMs. • Supports any size memory manufacturable in given technology. • Provides manufacturing tools for integrated circuit and system test and diagnosis of embedded memories. • Provides repair analysis for memories with redundancy. • Provides on-chip analysis and self-repair of memories with redundancy. • Supports both standard and user-programmable memory test algorithms. • Supports run-time programmable memory test algorithms.
ETLogic™	• Provides intellectual property for at-speed, multi-frequency logic self-test and scan test functionality. • Includes intellectual property for direct test access and isolation of legacy cores. • Automates analysis, generation, assembly and verification of logic test intellectual property. • Supports high-speed multiple asynchronous clock domains, pipelining and multi-cycle paths. • Automates a complete, hierarchical methodology for system-on-a-chip design and test. • Supports design partitioning and core reuse for concurrent engineering. • Facilitates transportable embedded test for functional block re-use.
ETPLL™	• Provides embedded test intellectual property for accurate, specification-driven test of Phase-Locked-Loop ("PLL") functionality. • Automates generation, assembly and verification of embedded test circuitry for phase-locked-loops. • Supports measurement-based tests of jitter, loop-gain and lock-range specifications. • Measurement resolution to 0.125 of a gate delay.
ETSerdes™	• Provides embedded test intellectual property for accurate structural test that measure most SerDes performance characteristics. • Automates generation, assembly and verification of embedded test circuitry for high speed I/O. • Measured parameters include signal transition times, logic levels, jitter (various types, and Root Mean Square ("RMS") or histogram), and jitter tolerance-related timing parameters. • Measurement resolution at sub-picosecond accuracy.
ETSystemMemory™	• Provides intellectual property for runtime programmable, high-speed, board-level memory module test functionality. • Supports timing and algorithms for use with SRAMs, DRAMs, SDRAMs and others. • Automates generation, assembly and verification of programmable external memory embedded test controller. • Includes manufacturing tools for system-level test and diagnosis of board-level memories.
ScanBurst™	• A DFT tool developed in partnership with Mentor Graphics for improved at-speed logic test of high-speed nanometer SoC designs. • Provides comprehensive design automation for generating and integrating the on-chip distributed clock and scan control logic, which enables the application of BurstMode Timing in conjunction with Mentor's FastScan and TestKompress Automated Test Pattern Generation ("ATPG") products. • Complements existing ATPG based DFT techniques by providing an environment to easily insert scan and clock control structures for at-speed testing based on LogicVision's patented BurstMode Timing technology. • Provides intellectual property for direct test access and isolation of legacy cores.

The Silicon Insight™ product sub-family provides automated interactive graphical environments for test bring-up and silicon characterization of devices containing our embedded test capabilities. The Silicon Insight products can greatly increase productivity for chip designers and test engineers during the critical phase of silicon validation and debug, speeding time-to-market and yield improvement. Silicon Insight Automatic Test Equipment ("ATE") is a version of the Silicon Insight software that interfaces to most commercial tester platforms while Silicon Insight Desktop is a version of the Silicon Insight software that runs on any Linux PC or laptop. The individual products within this sub-family and their underlying capabilities are described below.

Products	Applications
Silicon Insight Logic	• Embedded Test Diagnostics software package for interactive debug and diagnosis of embedded logic equipped with LogicVision's ETLogic Intellectual Property. • Supports interactive pass-fail testing and debug of logic in the design. • Automates the creation, modification and application of test and debug patterns on specified LVReady automated test equipment. • Provides manufacturing tools that reduce time-to-market for prototype integrated circuits. • Works on an engineer's desktop using a Linux PC or with all popular automatic test equipment.
Silicon Insight Memory	• Embedded Test Diagnostics software for interactive debug and diagnosis of embedded memories equipped with our Embedded ETMemory Intellectual Property. • Supports interactive pass-fail testing and debug of only the memory in the design. • Automates the creation, modification and application of test and debug patterns on specified LVReady automated test equipment. • Provides manufacturing tools that reduce time-to-market for prototype integrated circuits. • Works on an engineer's desktop using a Linux PC or with all popular automatic test equipment.
Silicon Insight Mixed	• Embedded Test Diagnostics software for interactive debug and diagnosis of embedded mixed signal circuits equipped with LogicVision's Embedded SerDes Test or Embedded PLL Test IP. • Supports interactive pass-fail testing and debug of PLLs and SerDes in the design • Automates the creation, modification and application of test and debug patterns on specified LVReady automated test equipment. • Provides manufacturing tools that reduce time-to-market for prototype integrated circuits. • Works on an engineer's desktop using a Linux PC

The Yield Insight™ product provides automated yield learning capabilities based on embedded test failure and diagnostic data obtained during production test. Yield Insight and its underlying capabilities are described below.

Products	Applications
Yield Insight	• Addresses memory-related yield issues by leveraging customer investment in our ETMemory Built-In Self-Test ("BIST") Intellectual property. • Allows user to analyze yield issues down to individual memories, rows, columns and bits and correlate failures to different environmental conditions. • Allows user to create data-mining rules that sift through the memory test data to automatically identify potential yield limiting issues. • Enables users to analyze and optimize memory redundancy schemes by analyzing redundancy element utilization, resulting in higher yields and better yield-redundancy tradeoffs. • Provides graphical analysis and scripting capabilities that allow users to automate and standardize their yield analysis processes.

Services

Maintenance. We assist our customers with telephone and on-line support, bug fixes and upgrade privileges on a when and if available basis.

Design Services. We assist our customers with the design and manufacturing deployment of embedded test. Our design services help our customers analyze, generate, assemble and verify embedded test circuits, and help our customers and partners rapidly adopt our technologies.

Technology Development Contracts. As a part of our strategy to make embedded test technology more applicable to custom designs, we enter into development contracts with industry leaders for specific projects. Our development contracts include developing new embedded test capabilities and appropriate modifications to our standard automation software. These contracts help our customers and partners to rapidly adopt our technologies.

Customers

We license our proprietary technologies and software products to companies in key markets within the semiconductor, semiconductor diagnostics and systems industries. Our customers include application specific integrated circuit or system-on-a-chip designers in systems companies, fabless companies and integrated device manufacturers. Customers accounting for more than 10 percent of revenue are as follows:

	Year Ended December 31,		
	2008	2007	2006
LSI Corporation	16%	21%	26%
Broadcom Corporation	18%	19%	18%

Timing of Orders

Our past operating results have been, and we expect that our future operating results will be, subject to fluctuations due to a number of factors, including unpredictability of the buying patterns of our customers, the concentration of orders with large customers, dependence upon capital spending budgets and fluctuations in general economic conditions.

Research and Development

Our ability to meet customer needs for improved technology, and maintain our technology leadership, depends largely on whether we can continue to rapidly develop and deploy new technology and introduce new products. We have made, and intend to continue to make, significant investments in research and development. In addition to an overall knowledge of test methodologies, embedded test requires an expertise in four diverse areas: integrated circuit design and verification, electronic design automation algorithms and software development, software development for manufacturing test and test equipment, and software development for analysis of yield issues. We have assembled a highly skilled and multi-disciplinary team for this purpose.

As of December 31, 2008 our engineering team comprised 22 employees, 12 of whom have advanced degrees, and most of whom have extensive industry experience in one or more of the aforementioned areas of expertise. Our engineering team is organized into four development groups, each focusing on one of these four areas of expertise, and each contributing the related portion to the bundled product offerings. The development groups are:

- *Integrated Circuit Design*—Our integrated circuit design team focuses on the overall embedded test intellectual property architecture and its implementation and verification.
- *Design Software*—Our design software team focuses on developing the software that analyzes, generates, assembles, and verifies an integrated circuit design with embedded test.
- *Manufacturing Software*—Our manufacturing software team focuses on developing software for enabling test and diagnostic in manufacturing.
- *Analysis Software*—Our analysis software team focuses on developing software to analyze integrated circuit test and foundry data to identify and diagnose yield issues.

In addition to the four development groups, we have product engineering teams focused on software builds and release, documentation and quality assurance.

Research and development expenses were $3.2 million, $3.6 million and $4.1 million during the years ended December 31, 2008, 2007 and 2006, respectively.

Sales and Marketing

The majority of our revenues are generated by our direct sales force. In the United States, we have sales and service personnel located in northern and southern California, Massachusetts, Pennsylvania and Texas. We also use independent sales representatives in the United States. Internationally, we have sales and service personnel located in Japan; sales in China, France, Germany, India, Israel, Japan, Korea, the United Kingdom ("UK") and Sweden are handled by distributors or independent sales representatives. Information regarding geographic areas is included in Note 12 to the Consolidated Financial Statements in Item 8. Sales and service personnel consist of sales directors who are responsible for all business aspects of the customer relationship and application engineers who manage the technical pre-sales as well as the post-sales customer support issues. As of December 31, 2008, we had 22 employees involved in sales, marketing, application engineering and customer service.

The main goal of our sales force is to work with major systems, consumer electronics and semiconductor companies who have the expertise to implement our technology today. We focus on leading companies because they are influential in setting standards. We focus on developing customer relationships with companies in the areas of networking and wireless communications, medical products, computer servers and graphics, and consumer electronics. Additionally, as systems companies use our technology, they often require their component suppliers to supply semiconductors with our embedded test technology already designed-in for their system use. In this way we are able to create both push and pull demand for our technology.

Our marketing efforts include product and technical marketing, public relations, corporate communications and business development functions. We strive to develop relationships with industry partners such as application specific integrated circuit suppliers, silicon foundries, electronic design automation tool suppliers, hardware tester manufacturers and intellectual property providers.

Sales and marketing expenses are allocated between cost of revenues and sales and marketing expenses. Application engineering efforts devoted to revenue-generating design and technology development projects and post-contract customer support activities are recorded as cost of revenues. Sales and marketing expenses incurred for general selling and marketing activities are recorded as sales and marketing expenses.

Sales and marketing expenses were $5.3 million, $5.1 million and $7.0 million during the years ended December 31, 2008, 2007 and 2006, respectively.

Intellectual Property

We have a portfolio of intellectual property covering the areas of test and diagnosis of logic, memory and mixed-signal circuits with focus on embedded, at-speed and parametric aspects. Both design and manufacturing methods are covered. As of December 31, 2008, our intellectual property portfolio consisted of 50 issued U.S. patents and 3 pending U.S. patent applications. Generally, the term of patent protection is 20 years from the earliest effective filing date of the patent application. Our issued patents expire at various times between June 2016 and December 2024. Our patents cover technology intended to address problems we consider fundamental to embedded test, such as timing, power consumption and parametric testing.

Our existing and future patents may be circumvented, blocked, licensed to others or challenged as to inventorship, ownership, scope, validity or enforceability. We may not receive competitive advantages from the rights granted under our patents. Furthermore, our current or future patent applications may not be issued with the scope of the claims sought by us, if at all. In addition, others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around the patents owned or licensed by us. If our products, patents or patent applications are found to conflict with any patents held by third parties, we could be prevented from selling our products, our patents may be declared invalid or our patent applications may not result in issued patents. In addition, in foreign counties, we may not receive effective patent and trademark protection. We cannot be sure that steps we take to protect our proprietary technologies will prevent misappropriation of our technologies.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions. There are numerous patents in the semiconductor industry and new patents are being issued at a rapid rate. This often results in significant and often protracted and expensive litigation. Litigation may be necessary to enforce our intellectual property rights or to determine the validity or scope of the proprietary rights of others. Litigation could cause us to incur significant expenses, harm our sales of the challenged technologies or products and divert the efforts of our technical and management personnel, whether or not a court decides in our favor. From time to time third parties may notify us of intellectual property infringement claims. If it is necessary or desirable, we may seek licenses under these third party patents or intellectual property rights. However, we cannot be sure that third parties will offer licenses to us on acceptable terms or at all.

If we fail to obtain a license from a third party for proprietary technologies that we use, or receive an adverse result in any litigation, we could incur substantial liabilities, or be compelled to suspend sales of our products or our use of processes requiring the technologies or expend significant resources to develop or acquire non-infringing technology. We may not be successful in the development or acquisition of intellectual property. To date, we have had no such litigation matters concerning intellectual property.

We generally enter into confidentiality agreements with our employees, industry partners and customers, as well as generally control access to and distribution of our documentation and other proprietary information. Despite this protection, unauthorized parties may copy aspects of our current or future software products or obtain and use information that we regard as proprietary.

Competition

The semiconductor and systems industries are highly competitive and characterized by rapidly changing technology. The market for embedded test is still evolving, and we expect competition to continue to emerge and become more intense in the future.

Design

In the design phase of product development, we face competition from traditional broad line electronic design automation providers such as Cadence Design Systems, Inc., Magma Design Automation Inc., Mentor Graphics Corporation and Synopsys, Inc. and from smaller test tool providers. These companies provide competing design-for-test technologies and some level of built-in self-test capability. We also face competition from methodologies developed internally at large integrated device manufacturers, systems companies and electronic design automation providers.

Manufacturing

Because embedded test has the potential to impact the external test market, we believe traditional hardware tester manufacturers such as Advantest Corporation, LTX-Credence Corporation, Teradyne, Inc. and Verigy Ltd. all view embedded test and LogicVision as competition. Many of these companies are devoting significant resources to developing external solutions to testing complex integrated circuits, including working closely with some of our current and potential customers. Their efforts may result in the development of solutions that compete with our embedded test solution. In addition, all of the tester manufacturers above participate in our LVReady partner program through which our embedded test access software is integrated into their test platform, which may provide them with additional insight into our business and technology.

Most of the companies with whom we compete are significantly larger than we are and have greater financial resources. As embedded test is more broadly adopted in the market, we face the potential of one or more larger companies appearing as direct competition. We believe that the principal competitive factors in our market include proven technology, effective intellectual property, deployment automation, comprehensive manufacturing control and customer service. We believe we compete favorably with respect to all these factors.

Employees

As of December 31, 2008, we employed 51 total employees including 48 full-time employees worldwide, of which 30 employees were located in the United States, 17 employees were located in Canada, and 4 employees were located in Asia and Europe. This included 22 in sales and marketing, 22 in research and development, and 7 in finance, information technology and administration. Our employees are not covered by any collective bargaining agreements, and we consider our relations with our employees to be good.

Available Information

Our website is *http://www.logicvision.com.* We make available free of charge, on or through our website, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission, or SEC. Information contained on our website is not part of this report.

Item 1A. Risk Factors

If the semiconductor industry does not adopt embedded test technology on a widespread basis, our revenues could decline and our stock price could fall.

To date, the semiconductor industry has not adopted embedded test technology as an alternative to current testing methods on a widespread basis. If the semiconductor industry does not adopt embedded test technology widely and in the near future, our growth will be limited, our revenues could decline, and our stock price could fall. We cannot provide assurance that integrated circuit designers and design companies' customers will accept embedded test technology as an alternative to current testing methods in the time frame we anticipate, or at all. The industry may fail to adopt embedded test technology for many reasons, including the following:

- our current and potential customers may not accept or embrace our Dragonfly Test Platform™ integrated family of products;
- potential customers may determine that existing solutions adequately address their testing needs, or the industry may develop alternative technologies to address their testing needs;
- potential customers may not be willing to accept the perceived delays in the early design stages associated with implementing embedded test technology in order to achieve potential time and cost savings at later stages of silicon debugging and production testing;
- potential customers may have concerns over the reliability of embedded testing methods relative to existing test methods;
- our existing and potential customers may react to declines in demand for semiconductors by curtailing or delaying new initiatives for new complex semiconductors or by extending the approval process for new projects, thereby lengthening our sales cycles; and
- designers may be reluctant to take on the added responsibility of incorporating embedded test technology as part of their design process, or to learn how to implement embedded test technology.

The current economic downturn and uncertainty in the global economy and effects on the industries into which we sell our products impacted our customers' research and development budgets and harmed our business and operating results.

The worldwide economy is currently undergoing significant turmoil, which together with uncertainty about future economic conditions, has negatively impacted our customers, and can cause our customers to postpone their decision making and decrease their spending. Our sales are dependent upon capital spending trends and new design projects, and a substantial portion of our costs are fixed in the near term. The demand from our customers is uncertain and difficult to predict. Slower growth in the semiconductor and systems markets such as postponed or canceled capital expenditures for previously planned expansions or new fabrication facility construction projects, a reduced number of design starts, reduction of design and test budgets or continued consolidation among our customers would harm our business and financial condition.

The primary customers for semiconductors that incorporate our embedded test technology are companies in the automotive, consumer, communications, medical products, networking and server products industries. The current economic downturn and a downturn in these particular markets or in general economic conditions could result in the cutback of research and development budgets or capital expenditures, which would likely result in a reduction in demand for our products and services and could harm our business. If the economy declines as a result of economic, political or social turmoil, existing and prospective customers may further reduce their design budgets or delay implementation of our products, which could harm our business and operating results.

We are subject to the cyclical nature of the semiconductor and electronics industries, and any downturn in these industries could harm our business, operating results and financial condition.

In addition to the effects of macroeconomic factors, the markets for semiconductor products are cyclical. In recent years, most countries have experienced significant economic difficulties. These difficulties triggered a significant downturn in the semiconductor market, resulting in reduced budgets for chip design tools. In addition, the electronics industry has historically been subject to seasonal and cyclical fluctuations in demand for its products, and this trend may continue in the future. These industry downturns have been, and may continue to be, characterized by diminished product demand, excess manufacturing capacity and subsequent erosion of average selling prices. As a result, our future operating results may reflect substantial fluctuations from period to period as a consequence of these industry patterns, general economic conditions affecting the timing of orders from customers and other factors. Any negative factors affecting the semiconductor industry, including the downturns described here, could significantly harm our business, financial condition and results of operations.

We have a history of losses and an accumulated deficit of approximately $103.3 million as of December 31, 2008. If we do not generate sufficient net revenue in the future to achieve or sustain profitability, our stock price could decline.

We have incurred significant net losses since our inception, including losses of $3.5 million, $3.7 million and $7.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008, we had an accumulated deficit of approximately $103.3 million. We expect our future revenues to be impacted by our long sales cycle and our revenue recognition policies, and we expect to continue to invest in our research and development projects as well as service operations required to support our business development activities. These product and business development expenditures as well as other operating expenses could continue to exceed our revenues, thus preventing us from achieving and maintaining profitability. To achieve and maintain profitability, we will need to generate and sustain substantially higher revenues while maintaining reasonable cost and expense levels. If we fail to achieve profitability within the time frame expected by securities analysts or investors and our cash balances continue to decline, the market price of our common stock will likely decline. We may not achieve profitability if our revenues do not increase or if they increase more slowly than we expect. In addition, our operating expenses are largely fixed, and any shortfall in anticipated revenues in any given period could harm our operating results.

The sales and implementation cycles for our products are typically long and unpredictable, taking from three months to one year or longer for sales and an additional one to six months for implementation. As a result, we may have difficulty predicting future revenues and our revenues and operating results may fluctuate significantly, which could cause our stock price to fluctuate.

Our sales cycle has ranged from three months to one year or longer and our customers' implementation cycle has been approximately an additional one to six months. We believe that convincing a potential customer to integrate our technology into an integrated circuit at the design stage, which we refer to as a design win, is critical to retaining existing customers and to obtaining new customers. However, acceptance of our embedded test technology generally involves a significant commitment of resources by prospective customers and a fundamental change in their method of designing and testing integrated circuits. Many of our potential customers are large enterprises that generally do not adopt new design methodologies quickly. Also, we may have limited access to the key decision-makers of potential customers who can authorize the adoption of our technology. As a result, the period between our initial contact with a potential customer and the sale of our products to that customer, if any, is often lengthy and may include delays associated with our customers' budgeting and approval processes, as well as a substantial investment of our time and resources. We have incurred high customer engagement and support costs, including sales commissions, and the failure to manage these costs could harm our operating results.

If we fail to achieve a design win with a potential customer early in a given product cycle, it is unlikely that the potential customer will become a customer before its next product cycle, if at all. Because of the length of our sales cycle, our failure to achieve design wins could have a material and prolonged adverse effect on our sales and revenue growth. Our revenue streams may fluctuate significantly due to the length of our sales cycle, which may make our future revenues difficult to project and may cause our stock price to fluctuate.

If a customer cancels its order or defaults on payment or if we renegotiate an existing order, we may be unable to recognize revenue from backlog, which could have a material adverse effect on our financial condition and results of operations.

A significant portion of the orders in our backlog provides customers with cancellation rights or is recognized as revenue when payment is due. In addition, some orders extend over periods ranging up to thirty-six months. If a customer cancels its order or delays its contractual payments we may not be able to realize revenue from backlog in the time frame expected or at all. Also, it is possible that customers from whom we expect to derive revenue from backlog will default, and as a result we may not be able to recognize expected revenue from backlog. If a customer defaults or fails to pay amounts owed, or if the level of defaults increases, our bad debt expense is likely to increase. Additionally, our customers may seek to renegotiate pre-existing contractual commitments. If the current economic downturn is prolonged, our customers' financial condition and, in turn, their ability or willingness to fulfill their contractual obligations to us could be adversely affected. Any material payment default by our customers would harm our financial condition and results of operations.

Fluctuations in our revenues and operating results could cause the market price of our common stock to decline.

Our revenues and operating results have fluctuated from quarter to quarter in the past and may do so in the future, which could cause the market price of our common stock to decline. Accordingly, quarter-to-quarter comparisons of our results of operations may not be an indication of our future performance. In future periods, our revenues and results of operations may be below the estimates of public market analysts and investors. This discrepancy could cause the market price of our common stock to decline.

Fluctuations in our revenues and operating results may be caused by:

- timing, terms and conditions of customer agreements;
- customers placing orders at the end of the quarter;
- the mix of our license and service revenues;
- timing of customer usage of our technology in their product designs and the recognition of revenues therefrom when amounts are due based on design usage;
- timing of sales commission expenses and the recognition of license revenues from related customer agreements;
- changes in our and our customers' development schedules and levels of expenditures on research and development;
- industry patterns and changes or cyclical and seasonal fluctuations in the markets we target;
- timing and acceptance of new technologies, product releases or enhancements by us, our competitors or our customers;
- timing and completion of milestones under customer agreements; and
- market and general economic conditions.

Delays or deferrals in purchasing decisions by our customers may increase as we develop new or enhanced products. Our current dependence on a small number of customers increases the revenue impact of each customer's actions relative to these factors. Our expense levels are based, in large part, on our expectations regarding future revenues, and as a result net income (loss) for any quarterly period in which material customer agreements are delayed could vary significantly from our budget projections.

The accounting rules regarding revenue recognition may cause fluctuations in our revenues independent of our order position.

The accounting rules we are required to follow require us to recognize revenues only when certain criteria are met. As a result, for a given quarter it is possible for us to fall short in our revenues and/or earnings estimates even though total orders are according to our plan or, conversely, to meet our revenues and/or earnings estimates even though total orders fall short of our plan, due to revenues resulting from the recognition of previously deferred revenues. Orders for software support and consulting services yield revenues over multiple quarters, rather than at the time of sale. The specific terms agreed to with a customer and/or any changes to the rules interpreting such terms may have the effect of requiring deferral of product revenues in whole or in part or, alternatively, of requiring us to accelerate the recognition of such revenues for products to be used over multiple years.

Intense competition in the semiconductor and systems industries, particularly in the design and test of semiconductors, could prevent us from increasing or sustaining our revenues and prevent us from achieving or sustaining profitability.

The semiconductor and systems industries are extremely competitive and characterized by rapidly changing technology. The market for embedded test solutions is still evolving, and we expect competition to become more intense in the future. Our current principal competitors in the design phase of product development include:

- electronic design automation providers such as Cadence Design Systems, Inc., Magma Design Automation Inc., Mentor Graphics Corporation and Synopsys, Inc., all of which offer basic built-in self-test capability;
- smaller test tool providers;
- potential customers that develop test solutions internally; and
- integrated device manufacturers, such as International Business Machines Corporation, that use their own test solutions in chips manufactured for and sold to others.

Our embedded test technology also has the potential to impact the automated test equipment market, which may place us in competition with traditional hardware tester manufacturers such as Advantest Corporation, LTX-Credence Corporation, Teradyne, Inc. and Verigy Ltd. As embedded test becomes adopted more widely in the market, any of these automated test equipment companies, or others, may offer their own embedded test solutions. Most of our competitors in electronic design automation and external test equipment businesses are significantly larger than we are and have greater financial resources, greater name recognition and longer operating histories than we have. Some of our competitors offer a more comprehensive range of products covering the entire design flow and complete external test flow, and they may be able to respond more quickly or adjust prices more effectively to take advantage of new opportunities or customer requirements. In addition, all of the tester manufacturers listed above participate in our LVReady partner program through which our embedded test access software is integrated into their test platform, which may provide them with additional insight into our business and technology. Increased competition in the semiconductor industry could result in pricing pressures, reduced sales, reduced margins or failure to achieve or maintain widespread market acceptance, any of which could prevent us from increasing or sustaining our revenues and achieving or sustaining profitability.

Our target markets are comprised of a limited number of customers. If we fail to obtain or retain customer relationships, our revenues could decline.

We derive a significant portion of our revenues from a relatively small number of customers. Two customers accounted for approximately 18% and 16%, respectively, of total revenues in the year ended December 31, 2008; these customers accounted for approximately 21% and 19%, respectively, of total revenues in the year ended December 31, 2007, and 26% and 18%, respectively, of total revenues for the year ended December 31, 2006. We anticipate that we will continue to rely on a limited number of customers for a substantial portion of our future revenues and we must obtain additional large orders from customers on an ongoing basis to increase our revenues and grow our business. In addition, the loss of any significant or well-known customer could harm our operating results or our reputation. In particular, a loss of a significant customer could cause fluctuations in our results of operations because our expenses are fixed in the short term, it takes us a long time to replace customers and, because of required methods of revenue recognition, any offsetting license revenues may need to be recognized over a period of time.

We have relied and expect to continue to rely on our ETCreate products for a significant portion of our revenues.

Revenues from sales of our ETCreate products and related maintenance and training services accounted for 79%, 87% and 79% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively. We currently expect that revenues from our ETCreate products will continue to account for a substantial percentage of our revenues in the foreseeable future and thereafter. Our future operating results are significantly dependent upon the continued market acceptance of our products. Our business will be harmed if our products do not continue to achieve market acceptance or if we fail to develop and market improvements to our products or enhancements thereof. A decline in demand for our ETCreate products as a result of competition, technological change or other factors could harm our business.

Our products incorporate technology licensed from third parties. If any of these licenses are terminated, our ability to develop and license our products could be delayed or reduced.

We use technology, including software, which we license from third parties. If we do not maintain our existing third party technology licenses or enter into licenses for alternative technologies, we could be required to cease or delay product shipments while we seek to develop alternative technologies.

We depend on third parties to provide electronic design automation software that is compatible with our solution. If these third parties do not continue to provide compatible design products, we would need to develop alternatives, which could delay product introductions and cause our revenues and operating results to decline.

Our customers depend on electronic design automation software to design their products using our solution. We depend on the same software to develop our products. Although we have established relationships with a variety of electronic design automation vendors to gain access to this software and to assure compatibility, these relationships may be terminated with limited notice. If any of these relationships were terminated and we were unable to obtain alternative software in a timely manner, our customers could be unable to use our solution. In addition, we could experience a significant increase in development costs, our development process could take longer, product introductions could be delayed and our revenues and operating results could decline.

If automated test equipment companies are unwilling to work with us to make our technology compatible with theirs, we may need to pursue alternatives, which could increase the time it takes us to bring our solution to market and decrease customer acceptance of our technology.

Although we are presently working with a number of automated test equipment companies to achieve optimal compatibility of our technologies, these companies may elect not to work with us in the future. If automated test equipment companies are unwilling to incorporate modifications into their equipment and operating systems to allow them to work with our technology, we may need to seek alternatives. These alternatives might not provide optimal levels of test function, and pursuing these alternatives could increase the time and expense it takes us to bring our technology to market, either of which could decrease customer acceptance of our technology and cause our revenues and margins to decline.

Our future success will depend on our ability to keep pace with rapid technological advancements in the semiconductor industry. If we fail to develop and introduce new products and enhancements on a timely basis, our ability to attract and retain customers could be impaired, which would cause our operating results to decline.

The semiconductor industry is characterized by rapidly changing technology, evolving industry standards, rapid changes in customer requirements, frequent product introductions and ongoing demands for greater speed and functionality. We must continually design, develop and introduce new products with improved features to be competitive. Our products may not achieve market acceptance or adequately address the changing needs of the marketplace, and we may not be successful in developing and marketing new products or enhancements to our existing products on a timely basis. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. We may not have the financial resources necessary to fund future innovations. If we are unable, for technical, legal, financial or other reasons, to respond in a timely manner to changing market conditions or customer requirements, our business and operating results could be seriously harmed.

Future changes in financial accounting standards, including pronouncements and interpretations of accounting pronouncements on software revenue recognition and stock-based compensation, may cause adverse unexpected revenue and expense fluctuations and affect our reported results of operations.

A change in accounting policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before a change is announced. In particular, new pronouncements and varying interpretations of pronouncements on software revenue recognition and stock-based compensation have occurred with frequency, may occur in the future and could impact our revenues, expenses and results of operations. Required changes in our methods of revenue recognition could result in deferral of revenues recognized in current periods to subsequent periods or accelerated recognition of deferred revenues to current periods, each of which could cause shortfalls in meeting the expectations of investors and securities analysts. Our stock price could decline as a result of any shortfall.

For example, the adoption of SFAS 123(R), "Share-Based Payment", which requires compensation costs relating to share-based payment transactions to be recognized in financial statements beginning in January 2006, had a negative impact on our results of operations and loss per share.

Accounting policies affecting many other aspects of our business, including rules relating to revenue recognition and purchase accounting for business combinations have recently been revised or are under review. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We are exposed to risks from legislation requiring companies to evaluate their internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning as early as fiscal 2009. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We expect to incur increased expense and to devote additional management resources to Section 404 compliance. In the event our chief executive officer, chief financial officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Compliance with changing regulation of corporate governance and public disclosure may result in additional costs.

Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and recent SEC and Nasdaq rules and regulations, are creating new duties and requirements for us and our executives, directors, attorneys and our independent registered public accounting firm. In order to comply with these rules, we will have to incur additional costs for personnel and use additional outside legal, accounting and advisory services, which will increase our operating expenses. Management time associated with these compliance efforts necessarily reduces time available for other operating activities, which could adversely affect operating results. To date, our costs to comply with these rules have not been significant; however, we cannot predict or estimate the amount of future additional costs we may incur or the timing of such costs.

Our products may have errors or defects that users identify after deployment, which could harm our reputation and our business.

Our products may contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found errors in versions of our products, and we may find errors in our products in the future. The occurrence of errors could cause sales of our products to decline, divert the attention of management and engineering personnel from our product development efforts and cause significant customer relations problems. Customer relations problems could damage our reputation, hinder market acceptance of our products and result in loss of future revenues.

We must continually attract and retain engineering personnel, or we will be unable to execute our business strategy.

Our strategy for encouraging the adoption of our technology requires that we employ highly skilled engineers to develop our products and work with our customers. In the past, we have experienced difficulty in hiring and retaining highly skilled engineers with appropriate qualifications to support our business. As a result, our future success depends in part on our ability to identify, attract, retain and motivate qualified engineering personnel. Competition for qualified engineers is intense, especially in the Silicon Valley where our headquarters are located. If we lose the services of a significant number of our engineers and we cannot hire and integrate additional engineers, it could disrupt our ability to develop our products and implement our business strategy.

We may be unable to replace the technical, sales, marketing and managerial contributions of key individuals.

We depend on our senior executives, our research and development personnel and our sales and marketing personnel, all of whom are critical to our business. We do not have long-term employment agreements with our key employees nor do we maintain a key person life insurance policy on any of our key employees. If we lose the services of any of these key executives, our product development processes and sales efforts could be slowed. We may also incur increased operating expenses and be required to divert the attention of other senior executives to search for their replacements. The integration of any executives or new personnel could disrupt our ongoing operations.

If we fail to protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our revenues or increase our costs.

Our success and ability to compete depend largely upon the protection of our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Our pending patent applications may not result in issued patents, and our existing and future patents may not be sufficiently broad to protect our proprietary technologies. Policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect our proprietary rights as fully as U.S. laws. Any patents we obtain or license may not be adequate to protect our proprietary rights. Our competitors may independently develop similar technology, duplicate our products or design around any patents issued to us or our other intellectual property rights.

Litigation may be necessary to enforce our intellectual property rights or to determine the validity or scope of the proprietary rights of others. As a result of any such litigation, we could lose our proprietary rights and incur substantial unexpected operating costs. We may need to take legal action to enforce our proprietary rights in the future. Any action we take to protect our intellectual property rights could be costly and could absorb significant management time and attention. In addition, failure to adequately protect our trademark rights could impair our brand identity and our ability to compete effectively.

Any dispute involving our patents or other intellectual property could include our industry partners and customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

In any dispute involving our patents or other intellectual property, our licensees could also become the target of litigation. This could trigger technical support and indemnification obligations in some of our license agreements which could result in substantial expenses. In addition to the time and expense required for us to support or indemnify our licensees, any such litigation could severely disrupt or shut down the business of our licensees, which in turn could hurt our relations with our customers and cause our revenues to decrease.

Failure to obtain export licenses could harm our business.

We must comply with U.S. Department of Commerce regulations in shipping our software and hardware products and other technologies outside the United States. Although we have not had any significant difficulty complying with these regulations to date, any significant future difficulty in complying could harm our business, operating results and financial condition.

We have limited control over third-party representatives who market, sell and support our products in foreign markets. Loss of these relationships could decrease our revenues and harm our business.

We offer our products and services for sale through distributors and sales representatives in China, France, Germany, India, Israel, Japan, Korea, the UK and Sweden. We anticipate that sales in these markets will account for a portion of our total revenues in future periods. In 2005, we appointed a sales representative in Israel and distributors in France and the UK. In 2006, we appointed a sales representative in India. In 2007, we appointed a new distributor in Japan, augmenting our direct sales organization. In 2008, we appointed a new distributor in China, and two new sales representatives in Europe. Our third-party representatives are not obligated to continue selling our products, and they may terminate their arrangements with limited prior notice. Growing our relationship with these new distributors and sales representatives, or establishing alternative distribution channels in these markets could consume substantial management time and resources, decrease our revenues and increase our expenses.

We face business, political and economic risks because a portion of our revenues and operations are outside of the United States.

International revenues accounted for 30%, 25% and 16% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively. In addition to our international sales, we have operations in Canada, Japan and the UK. Our success depends upon continued expansion of our international operations, and we expect that international revenues will continue to be an important component of our total future revenues. Our international business involves a number of risks, including:

- our ability to adapt our products to foreign design methods and practices;
- the uncertainty of international orders due to typically lengthy international selling cycles;
- cultural differences in the conduct of business;
- difficulty in attracting qualified personnel;
- managing foreign branch offices and subsidiaries;
- longer payment cycles for and greater difficulty collecting accounts receivable;

- unexpected changes in regulatory requirements, royalties and withholding taxes that restrict the repatriation of earnings;
- tariffs and other trade barriers;
- the burden of complying with a wide variety of foreign laws; and
- political, economic, health or military conditions associated with worldwide conflicts and events.

As a result of our direct selling activities in Japan, a portion of our international revenues is denominated in Japanese yen, which is subject to exposure from movements in foreign currency exchange rates. In addition, most of our remaining international revenues are denominated in U.S. dollars, creating a risk that fluctuation in currency exchange rates will make our prices uncompetitive. To the extent that profit is generated or losses are incurred in foreign countries, our effective income tax rate may be significantly affected. Any of these factors could significantly harm our future international sales and, consequently, our revenues and overall results of operations and business and financial condition.

We may be unable to consummate future potential acquisitions or investments or successfully integrate acquired businesses or investments or foreign operations with our business, which may disrupt our business, divert management's attention and slow our ability to expand the range of our proprietary technologies and products.

We may expand the range of our proprietary technologies and products, acquire or make investments in additional complementary businesses, technologies or products, if appropriate opportunities arise. For example, in 2004, we completed the acquisition of SiVerion, Inc. We may be unable to identify suitable acquisition or investment candidates at reasonable prices or on reasonable terms, or consummate future acquisitions or investments, each of which could slow our growth strategy. Our acquisition of SiVerion, Inc. and any future acquisitions may involve risks such as the following:

- we may not achieve the anticipated benefits of the acquisitions;
- our acquisition and integration costs may be higher than we anticipated and may cause our quarterly and annual operating results to fluctuate;
- we may be unable to retain key employees, such as management, technical or sales personnel, of the acquired businesses;
- we may experience difficulty and expense in assimilating the operations and personnel of the acquired businesses, which could be further affected by the acquired businesses not being located near our existing sites;
- we may incur amortization or impairment expenses if an acquisition results in significant goodwill or other intangible assets;
- we may be unable to complete the development and application of the acquired technology or products or integrate the technology or products with our own;
- we may be exposed to unknown liabilities of acquired companies;
- we may experience difficulties in establishing and maintaining uniform standards, controls, procedures and policies;
- our relationships with key customers of acquired businesses may be impaired, due to changes in management and ownership of the acquired businesses; or
- our stockholders may be diluted if we pay for the acquisition with equity securities.

These factors could disrupt our ongoing business, distract our management and employees and increase our expenses or otherwise harm our operating results.

Intellectual property litigation, which is common in our industry, could be costly, harm our reputation, limit our ability to license or sell our proprietary technologies or products and divert the attention of management and technical personnel.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. While we have not received formal notice of any infringement of the rights of any third party, questions of infringement in the semiconductor field involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce any patents we may receive and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. Any such litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology or selling our products, any of which could harm our business.

Our stock price may decline significantly because of stock market fluctuations that affect the prices of technology stocks. A decline in our stock price could result in securities class action litigation against us that could divert management's attention and harm our business.

The stock market has experienced significant price and trading volume fluctuations that have adversely affected the market prices of common stock of technology companies. These broad market fluctuations may reduce the market price of our common stock. In the past, securities class action litigation has often been brought against a company after periods of volatility in the market price of securities. In the future, we may be a target of similar litigation. Securities litigation could result in substantial costs and divert our management's attention and resources, which in turn could harm our ability to execute our business plan.

Our stock may fail to meet the requirements for continued listing on The Nasdaq Capital Market, in which case the price and liquidity of our common stock may decline. The reverse stock split of our common stock may reduce the liquidity of our common stock, and the market price of our common stock may decline.

We are subject to the continued listing requirements of The Nasdaq Capital Market, which include a $1.00 minimum closing bid price requirement. When we transferred from The Nasdaq Global Market to The Nasdaq Capital Market, we were not in compliance with this minimum closing bid price requirement. Effective March 12, 2008, we implemented a 1-for-2.5 reverse stock split of our common stock. On March 31, 2008, we received a notice from The Nasdaq Stock Market stating that, because the closing bid price of our common stock had been at $1.00 per share or greater for at least 10 consecutive business days, we had regained compliance. We cannot assure you, however, that we will be able to continue to maintain compliance with the minimum bid price requirement. If we fail to maintain compliance with the minimum bid price requirement and are delisted, our financial condition could be harmed and our stock price would likely decline. The reverse stock split reduced the number of shares of our common stock outstanding, which could adversely affect the liquidity of our common stock, which could adversely affect the market price of our common stock.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from growing.

We believe that our existing cash resources and available debt financing will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, the timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

- the level and timing of license and service revenues;
- the costs and timing of expansion of product development efforts and the success of these development efforts;
- the extent to which our existing and new products gain market acceptance;
- the costs and timing of expansion of sales and marketing activities;
- competing technological and marketing developments;
- the extent of international operations;
- the need to adapt to changing technologies and technical requirements;
- the costs involved in maintaining and enforcing patent claims and other intellectual property rights;
- the existence of opportunities for expansion and for acquisitions of, investments in, complementary businesses, technologies or product lines; and
- access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. If adequate funds are not available or are not available on acceptable terms, this would significantly limit our ability to hire, train or retain employees, support our expansion, take advantage of unanticipated opportunities such as acquisitions of businesses or technologies, develop or enhance products, or respond to competitive pressures.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal executive offices are located in San Jose, California, where we lease approximately 18,000 square feet. We believe that these offices will be adequate to meet our requirements for the next 12 months. We have a research and development office in Ottawa, Canada. We have domestic sales and service representatives in Massachusetts, sales representatives in southern California and Texas, and engineering personnel in Arizona and Oregon. In addition, we have an international sales and service office in Japan and a customer service office in the UK. In December 2008, we exited out of our Massachusetts office and reduced the utilized space leased in San Jose, California.

Item 3. Legal Proceedings

We are not currently a party to any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

The following table sets forth information regarding our executive officers as of December 31, 2008:

Name	Age	Position
James T. Healy	68	President, Chief Executive Officer and a director
Fadi Maamari	46	Chief Operating Officer
Mei Song	40	Vice President of Finance and Chief Financial Officer

James T. Healy has served as our President and Chief Executive Officer since December 2003. From July 2002 to November 2003, Mr. Healy was President of Spirox USA and Executive Vice President of Business Development and Strategic Marketing for Spirox Corporation, a provider of semiconductor manufacturing equipment and software. From April 2000 to June 2002, Mr. Healy was President of ASAT, Inc., a provider of semiconductor design, assembly and test services. From December 1999 to March 2000, Mr. Healy served as an independent consultant to software companies. He holds a B.S. in Business and a M.S. in Psychology from California State University, Hayward.

Fadi Maamari has served as our Chief Operating Officer since October 2008. From 2006 to October 2008, he served as our Vice President of Engineering. From 1996 to 2006, he held senior management positions in Engineering, Applications Engineering and Marketing at the Company. From 1990 to 1996, Dr. Maamari was a member of Technical Staff at AT&T Bell Labs' Engineering Research Center in Princeton, New Jersey. He holds a Ph.D. in Electrical Engineering from McGill University, and M.S. and B.S. degrees from École Polytechnique in Montreal, Canada.

Mei Song has served as our Vice President of Finance and Chief Financial Officer since October 2008. From 2006 to 2008, Ms. Song served as our Controller. Prior to that, Ms. Song has held various finance positions at the Company since 2000. Prior to joining the Company, she held different positions with Communication Power Industries, Inc, Pharsight Corp., and Summit Micro Design. Ms. Song holds an M.B.A. from Auburn University and a B.S. from the Hefei Institute of Economics & Technology.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock, par value $0.0001 ("Common Stock"), is currently traded on The Nasdaq Capital Market under the symbol "LGVN." Prior to October 24, 2007, our Common Stock was traded on The Nasdaq Global Market. The following table sets forth, for the periods indicated, the range of high and low sales prices for our Common Stock on Nasdaq, as reported by Nasdaq consolidated transaction reporting system.

2008	High	Low
Fourth Quarter	$1.00	$0.35
Third Quarter	$1.61	$0.24
Second Quarter	$2.02	$0.99
First Quarter	$2.48	$1.20

2007	High	Low
Fourth Quarter	$3.00	$1.25
Third Quarter	$2.43	$1.75
Second Quarter	$2.45	$1.73
First Quarter	$3.20	$2.03

Note: All per share data has been adjusted to reflect the 1-for-2.5 reverse stock split of our Common Stock which became effective March 12, 2008.

As of February 27, 2009, our Common Stock was held by 67 stockholders of record. Because many of the shares of our Common Stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these stockholders of record. We have never declared or paid dividends on our capital stock and do not currently intend to pay any cash dividends on our Common Stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine the amount and timing of future dividends, if any. Our current bank loan agreement prohibits the payment of cash dividends without the approval of the bank.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs (2)
October 1—October 31, 2008	—	—	—	—
November 1—November 30, 2008	91,474	$0.52	—	—
December 1—December 31, 2008	—	—	—	—

(1) Indicates the number of shares of Common Stock purchased by the Company in the corresponding period.

(2) In April and November 2008, the Board of Directors approved the Company's repurchase of these shares of the Company's Common Stock in open market transactions.

Item 6. Selected Financial Data

The following selected consolidated financial data are qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes included in Item 8 of this Report. The selected consolidated balance sheet data as of December 31, 2008 and 2007 and selected consolidated statements of operations data for the years ended December 31, 2008, 2007 and 2006, are derived from our audited consolidated financial statements included elsewhere in this Report. The selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004 and the selected consolidated statements of operations data for the years ended December 31, 2005 and 2004 were derived from consolidated financial statements not included in this Report. Our historical results are not necessarily indicative of our future results.

	Years Ended December 31,				
	2008	2007	2006 (2)	2005	2004
	(in thousands, except per share data)				
Consolidated statements of operations data					
Revenues:					
License	$ 5,771	$ 5,279	$ 4,984	$ 6,735	$ 5,686
Service	6,402	6,270	5,350	3,951	4,095
Product	—	69	183	196	313
Total revenues	12,173	11,618	10,517	10,882	10,094
Cost of revenues:					
License	667	887	1,006	916	323
Service	2,572	2,326	1,887	2,116	2,616
Product	—	—	—	88	299
Total cost of revenues	3,239	3,213	2,893	3,120	3,238
Gross profit	8,934	8,405	7,624	7,762	6,856
Operating expenses:					
Research and development	3,246	3,637	4,133	5,848	5,111
Sales and marketing	5,336	5,090	7,032	7,517	6,075
General and administrative	3,647	3,787	3,718	4,725	4,386
Restructuring	334	—	—	—	—
Total operating expenses	12,563	12,514	14,883	18,090	15,572
Loss from operations	(3,629)	(4,109)	(7,259)	(10,328)	(8,716)
Interest income	107	349	316	286	383
Other income (expense), net	—	—	—	—	12
Loss before provision (benefit) for income taxes	(3,522)	(3,760)	(6,943)	(10,042)	(8,321)
Provision (benefit) for income taxes	22	(37)	144	(69)	67
Net loss	$ (3,544)	$ (3,723)	$ (7,087)	$ (9,973)	$ (8,388)
Net loss per share, basic and diluted (1)	$ (0.37)	$ (0.39)	$ (0.90)	$ (1.33)	$ (1.28)
Weighted average common shares, basic and diluted (1)	9,581	9,654	7,860	7,471	6,535

Note: All share and per share data has been adjusted to reflect the 1-for-2.5 reverse stock split which became effective March 12, 2008.

(1) The diluted net loss per share computation excludes potential shares of common stock (options and warrants to purchase common stock), as their effect would be antidilutive.

(2) The Company adopted SFAS 123(R) effective January 1, 2006.

	December 31,				
	2008	2007	2006	2005	2004
	(in thousands)				
Consolidated balance sheet data					
Cash and cash equivalents and short-term investments	$ 9,399	$ 8,327	$ 9,242	$10,696	$21,342
Marketable securities	—	—	—	—	4,960
Working capital	318	2,381	3,678	7,456	11,554
Total assets	17,959	18,263	19,491	24,341	39,243
Short-term debt	—	—	—	—	3,500
Total stockholders' equity	5,891	9,206	11,801	15,438	24,808

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements and related Notes included elsewhere in this Report. All share and per share data has been adjusted to reflect the 1-for-2.5 reverse stock split of our Common Stock which became effective March 12, 2008.

Overview

General

We are a test and yield learning company in the semiconductor design-for-test, or DFT, sector. Our proprietary technologies for embedded test and diagnostics enable the more efficient test of complex semiconductor devices. Our technology allows semiconductor designers to insert test structures inside semiconductor integrated circuits. These test structures allow designers and engineers to test the functionality and performance of their devices throughout each key stage of a complex semiconductor's life cycle. The most complex of these circuits are called System-on-a-Chip, or SoC, semiconductors. Our embedded test solution has been successfully deployed in SoC's found in digital consumer products, automotive electronics, medical products, networking and wireless communications devices, computers and satellite systems.

Our solution also allows testing of integrated circuits after they have been assembled onto boards and systems, enabling diagnostic test throughout the semiconductor's life cycle. Our analysis software aggregates and analyzes data from various semiconductor test sources to identify whether silicon behavior meets design criteria across varying manufacturing and operating conditions. Our embedded test products generate proprietary circuit structures that are incorporated into an integrated circuit to test and diagnose the chip at full speed, without the signal delay or degradation experienced by external testers. Our proprietary circuits are designed to be modular and reusable, to enable more efficient design and to address time-to-market and manufacturing yield issues.

We believe our products can reduce semiconductor manufacturing and test costs, accelerate silicon bring-up times, provide for yield learning, improve time-to-yield and result in less field returns. The target market for our technology is SoC designs with feature widths of 130 nanometers, 90 nanometers, 65 nanometers, and 45 nanometers and smaller. A nanometer is one billionth of a meter.

Our customers include application specific integrated circuit or SoC designers in systems companies, fabless companies and integrated device manufacturers that use our technology in their application specific integrated circuits or SoC as part of systems development and for complex chip development and testing. We license our intellectual property and software through our direct sales force in the United States and Japan, and through our distributors or independent sales representatives in China, Europe, Korea and Japan.

We have elected to focus our sales and marketing efforts on larger customers with greater resources. Such large customers generally do not adopt new design methodologies quickly. Also, we may have limited access to the key decision-makers of potential customers who can authorize the adoption of our technology. As a result, the period between our initial contact with a potential customer and the sale of our products to that customer, if any, is often lengthy and may include delays associated with our customers' budgeting and approval processes, as well as a substantial investment of our time and resources.

We received new orders of $17.9 million in 2008 compared to $12.0 million in 2007. This increase in new orders was primarily due to the receipt of large renewal orders in 2008 from domestic customers. We expect receipt of new orders to fluctuate due to the lengthy sales cycles and our dependence on large orders. Our backlog of orders, including deferred revenue, at December 31, 2008 which is expected to be recognized as revenue during 2009 was $9.9 million, compared with $8.7 million at the end of 2007. Backlog is comprised of deferred revenue (orders which have been billed but for which revenue has not yet been recognized) plus written purchase orders which have been accepted but have not yet been billed and for which no revenue has been recognized. A significant portion of the orders which have been accepted but have not yet been billed provides customers with cancellation rights and customers may also renew contracts before their expiration or modify that portion of their orders which is cancelable. Therefore, our backlog at any particular date is not necessarily indicative of revenues to be recognized during any succeeding period.

Restructuring

In the fourth quarter of 2008, we implemented a restructuring plan to reduce operating costs by consolidating facilities. Accordingly, we recognized a restructuring charge of approximately $0.3 million for facility abandonment expenses and other contractual charges associated with these facilities. The restructuring plan eliminated the Massachusetts facility and reduced the utilized space leased in San Jose, California. The restructuring plan was substantially completed by the end of December 2008.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, investments, impairment of goodwill and intangible assets, accounting for stock-based compensation and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We account for our revenue under the provisions of Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions."

We derive our revenues from three primary sources: license revenues, comprised of fees associated with the licensing of software; service revenues, from maintenance and consulting and training services; and product revenues, from the sale of hardware products. Revenue is recognized when persuasive evidence of an arrangement exists, all obligations have been performed pursuant to the terms of such an arrangement, the product has been delivered, the fee is fixed or determinable and the collection of the resulting receivable is reasonably assured. If any of these criteria are not met, we defer revenue recognition until such time as all criteria are met. Payments received in advance of revenues being recognized are presented as deferred revenue.

License revenues. We have three license types:

- Subscription licenses—subscription licenses include software licenses and maintenance for a specific time period, generally three years or less. Maintenance is bundled into the license agreement for the term of the license and is not charged separately. Since vendor-specific objective evidence, or VSOE, of fair value does not exist for each element of the arrangement, revenues from subscription licenses are recognized ratably over the license term commencing upon the effective date of the license, if delivery and other revenue recognition criteria are met.
- Term licenses—term licenses include software licenses for a specific time period, generally three to five years. Revenues associated with term licenses are recognized on the effective date of the license, if delivery and other revenue recognition criteria are met. Maintenance agreements for term licenses are sold separately for a specified period and may continue to be renewed for the balance of the license term.
- Perpetual licenses—perpetual licenses consist of software licensed on a perpetual basis. Revenues associated with perpetual licenses are recognized on the effective date of the license, if delivery has occurred and other revenue recognition criteria are met. We no longer offer this type of license.

The timing of revenue recognition for licenses will differ depending on the license type and on the individual terms and conditions associated with each particular license agreement. We use VSOE of fair value to allocate the total fee among all delivered and undelivered elements in those arrangements which contain multiple elements. If the arrangement includes the future delivery of a specified product or upgrade, all revenues under the arrangement are deferred until the specified product or upgrade has been delivered. If VSOE does not exist for one or more delivered elements, we apply the residual method of accounting to the delivered elements. Under the residual method, we defer the VSOE of the fair value of the undelivered elements and recognize revenue on the remaining portion of the arrangement. VSOE for maintenance is generally based upon the customer's annual renewal rates as set forth in the license agreement. When VSOE for maintenance cannot be established, we recognize all related revenues ratably over the term of our maintenance obligation. VSOE for services is generally based on the price charged when the services are sold separately. The timing of revenue recognition for both delivered and undelivered elements is in accordance with the relevant provisions of SOP 97-2.

On occasion we offer extended payment terms beyond our normal business practice of between 30 and 60 days to certain customers. We do not have sufficient experience collecting under these extended payment term arrangements. As a result, when payment terms are extended, the fee is not considered fixed or determinable and we recognize revenue when the payment is due.

Service revenues. We recognize maintenance revenue ratably over the maintenance period. Customers generally renew maintenance agreements for term and perpetual licenses annually. We allocate a portion of the subscription license revenue to maintenance revenue using the estimated fair value of the maintenance, which is based on maintenance renewals sold separately for similar products.

We generally recognize consulting service revenues as the services are performed or when specified milestones are met. Training revenues are recognized when the training is performed.

Product revenues. Our hardware products are generally sold together with a subscription license for software; therefore, we have been unable to establish VSOE for the product when sold separately. Product revenues are generally recognized ratably over the term of the subscription license sold together with the product commencing upon delivery of the product if other revenue recognition criteria are met.

Deferred revenue. Deferred revenue consists primarily of unearned license revenues and maintenance and support services under maintenance contracts. Deferred revenue represents the excess of amounts invoiced or received over the revenue recognized. Deferred revenue fluctuates at each period end based on invoice terms and the mix of contracts.

Allowance for Doubtful Accounts

We make ongoing assumptions relating to the credit worthiness of our customers in estimating our allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Valuation of Investments

Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements," ("SFAS 157") defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Our investment portfolio may at any time contain investments in money market accounts, commercial paper and government agency securities. In the current market environment, the assessment of the fair value of the securities can be difficult and subjective. The volume of trading activity of certain securities has declined, and the rapid changes occurring in today's financial markets can lead to changes in the fair value of financial instruments in relatively short periods of time. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Each level of input has different levels of subjectivity and difficulty involved in determining fair value.

Level 1 investments—Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for the identical assets or liabilities as of the reporting date. Therefore, determining fair value for Level 1 investments generally does not require significant judgment, and the estimation is not difficult.

Level 2 investments—Pricing is provided by third party sources of market information obtained through our investment advisors. We do not adjust for or apply any additional assumptions or estimates to the pricing information we receive from the advisors.

Level 3 investments—Inputs used to measure fair value are unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions. The determination of fair value for Level 3 investments involves the most management judgment and subjectivity.

On January 1, 2008, we adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115" which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. We did not elect the fair value option for our financial assets and liabilities existing on January 1, 2008, and did not elect the fair value option for any financial assets and liabilities transacted during the twelve months ended December 31, 2008.

In October 2008, the FASB issued FASB Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 became effective immediately, including prior periods for which financial statements have not been issued. Therefore, we adopted the provisions of FSP 157-3 in our consolidated financial statements for the year ended December 31, 2008. The adoption did not have a material impact on the Company's consolidated results of operations or financial condition.

We measure our financial assets, specifically our cash equivalents and short-term investments, at fair value on a recurring basis. We do not have any financial liabilities that are measured at fair value on a recurring basis.

Goodwill impairment

Our long-lived assets include goodwill and other intangible assets. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of the reporting unit. Significant judgments required to estimate the fair value of a reporting unit include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. Any impairment losses recorded in the future could have a material adverse impact on our consolidated financial condition and results of operations.

Valuation of long-lived intangible assets

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that we record an impairment charge on finite-lived intangibles or long-lived assets to be held and used when we determine that the carrying value of intangible assets and long-lived assets may not be recoverable. Based on the existence of one or more indicators of impairment, we measure any impairment of intangibles or long-lived assets based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business model. Our estimates of cash flows require significant judgment based on our historical results and anticipated results and are subject to many factors.

Accounting for Stock-Based Compensation.

Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases under our 2000 Employee Stock Purchase Plan based on estimated fair values.

Stock-based compensation expense recognized under SFAS 123(R) for the years ended December 31, 2008, 2007 and 2006 was $513,000, $990,000 and $376,000, respectively, which consisted of stock-based compensation expense related to employee stock options and the employee stock purchase plan.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statements of Operations.

Stock-based compensation expense recognized during the current period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006 include compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, "Accounting for Stock-based Compensation", and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Compensation expense for all share-based payment awards is recognized using the multiple option approach. As stock-based compensation expense recognized in the Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We use the Black-Scholes option-pricing model ("Black-Scholes model") to determine the fair value of share-based awards granted. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Expected volatilities are based on the historical volatility of our common stock. We use historical data to estimate option exercise and employee terminations. The expected term of the options granted represents the period of time that options are expected to be outstanding, based on historical information. The risk-free interest rate is based on the U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of our equity awards. We do not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of zero.

For further information on stock-based compensation, see Note 8 of the Notes to the Consolidated Financial Statements.

Accounting for Income Taxes

Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," which provisions included a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." As a result of the implementation of FIN No. 48, the Company recognized an increase of approximately $0.6 million in the liability for unrecognized tax benefits and a decrease in the related reserve of the same amount. Therefore upon implementation of FIN No. 48, the Company recognized no material adjustment to the January 1, 2007 balance of accumulated deficit.

The Company adopted a policy to classify accrued interest and penalties as part of the accrued FIN No. 48 liability in the provision for income taxes. For the year ended December 31, 2008, the Company did not recognize interest or penalties related to unrecognized tax benefits.

Unrecognized Tax Benefits

Balance at January 1, 2008	$600,000
Additions for tax positions of prior years	—
Reductions for tax position of prior years	—
Additions based on tax positions related to the current year	—
Decreases—Settlements	—
Reductions—Settlements	—
Balance at December 31, 2008	$600,000

None of the $0.6 million of tax positions would affect our income tax expense if recognized.

Our continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008, the Company had no accrued interest and penalties related to uncertain tax matters.

By the end of 2009, the Company expects to have no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations. We do not anticipate the adjustments would result in a material change to our financial position.

We file income tax returns in the U.S. federal jurisdictions, and various states and foreign jurisdictions. The 1991 through 2008 tax years are open and may be subject to potential examination in one or more jurisdictions. The Company is not currently under federal, state or foreign income tax examination.

Results of Operations

The table below sets forth the fluctuations in revenues, cost of revenues and gross profit data from 2008 to 2007 and 2007 to 2006 (in thousands, except percentage data):

	Year ended December 31,			% change	
	2008	2007	2006	2008/2007	2007/2006
Revenues:					
License	$ 5,771	$ 5,279	$ 4,984	9.3%	5.9%
Service	6,402	6,270	5,350	2.1%	17.2%
Product	—	69	183	-100.0%	-62.3%
Total revenues	12,173	11,618	10,517	4.8%	10.5%
Cost of revenues:					
License	667	887	1,006	-24.8%	-11.8%
Service	2,572	2,326	1,887	10.6%	23.3%
Total cost of revenues	3,239	3,213	2,893	0.8%	11.1%
Gross profit	$ 8,934	$ 8,405	$ 7,624	6.3%	10.2%
Percentage of total revenues:					
Revenues:					
License	47%	45%	47%		
Service	53%	54%	51%		
Product	0%	1%	2%		
Total revenues	100%	100%	100%		
Cost of revenues:					
License	6%	8%	10%		
Service	21%	20%	18%		
Total cost of revenues	27%	28%	28%		
Gross profit	73%	72%	72%		

Total revenues

Total revenues increased in 2008 approximately 5% compared to 2007 primarily due to an increase in new orders received during 2008 and 2007. New orders received in 2008 were $17.9 million, an increase of 49% from $12.0 million in 2007. The new orders in 2008 generated revenue of $3.3 million. In 2007, revenue recognized from new orders in 2007 was about $3.1 million.

Total revenues increased in 2007 nearly 11% compared to 2006 primarily due to an increase in new orders received during the year. New orders received in 2007 were $12.0 million, an increase of 21% from $9.9 million in 2006. In 2006, revenue recognized from new orders in 2006 was about $1.1 million.

Total cost of revenues

Cost of license revenues consists of shipping, product packaging, software license and maintenance costs, materials and labor costs, amortization of developed technology and royalties paid to third party vendors. Cost of service revenues consists of compensation and related costs and third-party consultant costs associated with providing post contract customer support and consulting services.

Total cost of revenues in 2008 were approximately equal to 2007 at $3.2 million. Cost of license revenue decreased primarily due to a decrease in third party software license fees. Cost of service revenue increased primarily due to an increase in post-sales customer support.

Total cost of revenues increased in 2007 compared to 2006 primarily due an increase in post-sales customer support. Cost of license revenues decreased in 2007 compared to 2006 primarily due to a decrease in third party software license fees.

Revenues by product line and country

The table below sets forth the fluctuations in revenues by product line and geographic region for the year ended December 31, 2008, 2007 and 2006 (in thousands, except percentage data):

	Year ended December 31,			% change	
	2008	2007	2006	2008/2007	2007/2006
Revenue by product line:					
ETCreate	$ 9,608	$ 9,621	$ 7,774	-0.1%	23.8%
Silicon Insight	1,720	1,313	1,759	31.0%	-25.4%
Yield Insight	—	93	134	-100.0%	-30.6%
Consulting & Training	845	591	850	43.0%	-30.5%
Total revenues	$12,173	$11,618	$10,517	4.8%	10.5%
Revenue by geographic region:					
United States	$ 8,580	$ 8,766	$ 8,827	-2.1%	-0.7%
Japan	2,118	1,901	1,176	11.4%	61.6%
Other	1,475	951	514	55.1%	85.0%
Total revenues	$12,173	$11,618	$10,517	4.8%	10.5%
Percentage of total revenues:					
Revenue by product line:					
ETCreate	79%	83%	74%		
Silicon Insight	14%	11%	17%		
Yield Insight	0%	1%	1%		
Consulting & Training	7%	5%	8%		
Total revenues	100%	100%	100%		
Revenue by geographic region:					
United States	71%	76%	84%		
Japan	17%	16%	11%		
Other	12%	8%	5%		
Total revenues	100%	100%	100%		

Product line:

ETCreate is the product sub-family formerly known as icBIST, which consists of embedded test intellectual property and corresponding design automation software that provides embedded test solutions for different components of an ASIC or SoC design.

ETCreate revenue in 2008 compared to 2007 was relatively unchanged. ETCreate revenue increased in 2007 compared to 2006 due to an increase in new orders received in 2007. These new orders generated higher levels of recognizable revenue because of the license term and the timing of the receipt of the order.

Silicon Insight is the product sub-family which consists of hardware and software products for use with third party test platforms or for use on an engineer's desktop using a Linux PC. Silicon Insight enables faster time-to-market and lower test costs through the support of interactive or test program controlled at-speed testing, datalogging, and debug of silicon designed with LogicVision's embedded test IP.

Silicon Insight revenue increased in 2008 compared to 2007 due to more customer adoptions of the product. Silicon Insight revenue decreased in 2007 compared to 2006 due to lower sales of the Validator product.

The **Yield Insight** product sub-family consists of parametric analysis and visualization software that uses semiconductor manufacturing process and test data to help assess parametric yields and identify parametric yield limiters. The Yield Insight product was derived from technology obtained from the acquisition of SiVerion, Inc. in late 2004. The revenue data was too small to be meaningful in 2008, 2007 and 2006.

Consulting and Training revenues fluctuated between 2008 and 2007, and 2007 and 2006 based upon customer requirements for special work or training needs.

Geographic region:

Revenue in the United States and Japan remained essentially unchanged in 2008 and 2007. Revenue in other countries grew primarily due to the increase in business from a large multinational customer.

Operating Expenses:

The table below sets forth operating expense data from 2008 to 2007 and 2007 to 2006 (in thousands, except percentage data):

	Year ended December 31,			% change	
	2008	2007	2006	2008/2007	2007/2006
Operating expenses:					
Research and development	$ 3,246	$ 3,637	4,133	-10.8%	-12.0%
Sales and marketing	5,336	5,090	7,032	4.8%	-27.6%
General and administrative	3,647	3,787	3,718	-3.7%	1.9%
Restructuring	334	—	—	100.0%	NM
Total operating expenses	$12,563	$12,514	$14,883	0.4%	-15.9%
Percentage of total revenues:					
Operating expenses:					
Research and development	26%	31%	39%		
Sales and marketing	44%	44%	67%		
General and administrative	30%	33%	36%		
Restructuring	3%	0%	0%		
Total operating expenses	103%	108%	142%		

Research and development

Research and development expenses consist primarily of compensation and related costs for personnel. All research and development costs are expensed as incurred.

Research and development expenses decreased in 2008 compared with 2007 primarily due to decreases in compensation related expense of $0.2 million resulting from lower stock-based compensation expense, and an increase of $0.2 million in allocation to cost of service revenue resulting from more time spent on customer support. Research and development expenses decreased in 2007 compared with 2006 primarily due to decreases in compensation and facility related expense of $0.2 million and lower third-party software expense of $0.1 million.

Sales and marketing

Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, marketing programs, public relations, promotional materials, travel and related trade show expenses.

Sales and marketing expenses increased in 2008 compared to 2007 primarily due to increases in compensation and facility related expenses of $0.3 million. Sales and marketing expenses decreased in 2007 compared to 2006 primarily due to decreases in compensation and facility related expenses of $1.6 million and travel expenses of $0.3 million.

General and administrative

General and administrative expenses consist primarily of compensation and related costs for general management, information technology, finance and accounting personnel, insurance, professional services and related fees and expenses.

General and administrative expenses remained consistent in 2008, 2007 and 2006.

Restructuring

In the fourth quarter of 2008, we implemented a restructuring plan to reduce operating costs by consolidating facilities. Accordingly, we recognized a restructuring charge of approximately $0.3 million for the facilities expenses. The restructuring plan eliminated the Massachusetts facility and reduced the utilized space leased in San Jose, California. The restructuring plan was substantially completed by the end of December 2008.

Other Items:

The table below sets forth other data from 2008 to 2007 and 2007 to 2006 (in thousands, except percentage data):

	Year ended December 31,			% change	
	2008	**2007**	**2006**	**2008/2007**	**2007/2006**
Interest and other income, net	$107	$349	$316	-69.3%	10.4%
Provision (benefit) for income taxes	$ 22	$ (37)	$144	NM	NM
Percentage of total revenues:					
Interest and other income, net	1%	3%	3%		
Provision (benefit) for income taxes	0%	0%	1%		

Interest income

Interest income decreased in 2008 compared with 2007 primarily due to lower interest yields on investments. Interest income increased in 2007 compared with 2006 primarily due to higher interest yields on investments.

Income taxes

Our net operating losses are generated domestically, and amounts attributed to our foreign operations have been insignificant for all periods presented. In 2008 and 2006, we recorded an income tax provision of $22,000 and $144,000, respectively, and in 2007, we recorded income tax benefits of $37,000 primarily related to foreign income taxes. No benefit for domestic income taxes has been recorded due to the uncertainty of the realization of deferred tax assets. From inception through December 31, 2008, we have incurred net losses for federal and state tax purposes. As of December 31, 2008, we had federal and California net operating loss carryforwards of approximately $93.1 million and $33.8 million available to reduce future federal and California taxable income, respectively. These federal and California carryforwards begin to expire in 2010 if not utilized. The extent to which these carryforwards can be used to offset future taxable income may be limited under Section 382 of the Internal Revenue Code and applicable state tax law.

Liquidity and Capital Resources

At December 31, 2008, we had cash and cash equivalents and investments of $9.4 million and working capital of $318,000.

Net cash provided by operating activities was $1.6 million in 2008. Net cash used in operating activities was $1.0 million in 2007, and $4.3 million in 2006. Net cash provided by operating activities for 2008 was primarily due to an increase in deferred revenue of $3.1 million, a decrease in accounts receivable $0.5 million and prepaid expenses and other assets of $0.8 million, and non-cash charges relating to depreciation and amortization of property and equipment, stock-based compensation and restructuring, totaling $1.2 million. This was partly offset by our net loss of $3.5 million and a decrease of accrued liabilities of $0.5 million. Net cash used in operating activities for 2007 was primarily due to a net loss of $3.7 million, an increase in accounts receivable of $0.4 million, and an increase in prepaid expenses and other assets of $0.1 million. This was partly offset by increases in deferred revenue of $1.1 million and accounts payable of $0.1 million, a decrease in other long-term assets of $0.4 million, and non-cash charges relating to depreciation and amortization of property and equipment and stock-based compensation totaling $1.6 million. Net cash used in operating activities for 2006 was primarily due to a net loss of $7.1 million, a decrease in deferred revenue of $1.3 million and a decrease in accounts payable of $0.2 million. This was partly offset by a decrease in accounts receivable of $1.9 million, a decrease in prepaid expenses and other assets of $0.9 million, an increase in accrued liabilities of $0.3 million, and non-cash charges relating to depreciation and amortization of property and equipment and stock-based compensation totaling $1.2 million.

Net cash provided by investing activities was $1.1 million in 2008, $0.6 million in 2007, and $4.6 million in 2006. Net cash provided by investing activities for 2008 was primarily from proceeds from maturities of investments of $3.1 million, partly offset by purchases of investments of $1.7 million and purchase of property and equipment of $0.3 million. Net cash provided by investing activities for 2007 was primarily from proceeds from maturities of investments of $3.8 million, partly offset by purchases of investments of $3.2 million. Net cash provided by investing activities for 2006 was primarily from proceeds from maturities of investments of $9.8 million, partly offset by purchases of investments of $4.9 million and purchases of property and equipment of $0.2 million.

Net cash used in financing activities was $228,000 in 2008. Net cash provided by financing activities was $69,000 in 2007 and $3.2 million in 2006. Net cash used in 2008 was primarily due to the repurchase of treasury stock of $223,000, and payment for leased equipment of $41,000; partially offset by proceeds from the issuance of common stock of $36,000. Net cash provided by financing activities for 2007 was due to the proceeds from issuance of common stock pursuant to employee stock purchase plan purchases and exercise of employee stock options. Net cash provided by financing activities for 2006 was primarily from the sale in a private placement of 1.6 million shares of common stock in December 2006.

We have a loan agreement with a bank under which we may borrow, on a revolving basis, up to $1.0 million at an interest rate equal to prime rate, which was equal to an annual rate of 3.25% at December 31, 2008. The agreement is unsecured and is not collateralized by our assets. Under the agreement, we must comply with certain operating and reporting covenants and are not permitted to pay dividends, or make material investments or dispositions without the prior written consent of the bank. If we fail to comply with the covenants under the agreement, the bank can declare any outstanding amounts immediately due and payable and cease advancing money or extending credit to or for us. There were no borrowings outstanding under this agreement at December 31, 2008. The agreement was amended subsequent to the end of the year and will expire on March 27, 2009. We are currently in the process of renewing the line of credit with the bank.

We intend to continue to invest in the development of new products and enhancements to our existing products. Our future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of product development efforts and the success of these development efforts, the costs and timing of sales and marketing activities, the extent to which our existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, the level and timing of license and service revenues, available borrowings under line of credit arrangements and other factors. In addition, we may utilize cash resources to fund acquisitions of, or investments in, complementary businesses, technologies or product lines. From time to time, we may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. Our failure to raise capital when needed could have a material adverse effect on our business, operating results and financial condition.

We expect to finance our future commitments using existing cash resources. We currently anticipate that our available cash resources will be sufficient to meet our anticipated operating, capital requirements and business acquisitions for at least the next 12 months.

Contractual Obligations and Other Commercial Commitments

At December 31 2008, our contractual obligations and commercial commitments, primarily under operating lease arrangements for our facilities and for payments due under a capital lease, were as follows (in thousands):

	Operating Leases	Capital Lease
Year ending December 31,		
2009	763	47
2010	305	65
2011	70	—
	$1,138	$112

The above include amounts for rent and estimated operating expenses required under the property leases.

Indemnification Obligations

We enter into standard license agreements in the ordinary course of business. Pursuant to these agreements, we agree to indemnify our customers for losses suffered or incurred by them as a result of any patent, copyright, or other intellectual property infringement claim by any third party with respect to our products. These indemnification obligations have perpetual terms. Our normal business practice is to limit the maximum amount of indemnification to the amount received from the customer. On occasion, the maximum amount of indemnification we may be required to make may exceed our normal business practices. We estimate the fair value of our indemnification obligations as insignificant, based upon historical experience concerning our product and patent infringement claims. Accordingly, no liabilities have been recorded for indemnification under these agreements as of December 31, 2008.

We have agreements whereby our officers and directors are indemnified for certain events or occurrences while the officer or director is, or was, serving at LogicVision's request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a directors and officers insurance policy that reduces our exposure and enables us to recover a portion of future amounts paid. As a result of the insurance policy coverage, it is believed the estimated fair value of these indemnification agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of December 31, 2008.

Warranties

We offer our customers a warranty that our products will conform to the documentation provided with the products. To date, there have been no payments or material costs incurred related to fulfilling these warranty obligations. Accordingly, we have no liabilities recorded for these warranties as of December 31, 2008. We assess the need for a warranty reserve on a quarterly basis, and there can be no guarantee that a warranty reserve will not become necessary in the future.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. SFAS 141(R) promotes greater use of fair values in financial reporting. Some of the changes will introduce more volatility into earnings. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. We are currently assessing the impact that SFAS 141(R) may have on our financial position, results of operations, and cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 will change the accounting and reporting for minority interests which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. We are currently assessing the impact that SFAS 160 may have on our financial position, results of operations, and cash flows.

In December 2007, the FASB issued Emerging Issues Task Force ("EITF") Issue 07-1 "Accounting for Collaborative Arrangements" (EITF 07-1). Collaborative arrangements are agreements between parties to participate in some type of joint operating activity. The task force provided indicators to help identify collaborative arrangements and provides for reporting of such arrangements on a gross or net basis pursuant to guidance in existing authoritative literature. The task force also expanded disclosure requirements about collaborative arrangements. Conclusions within EITF 07-1 are to be applied retrospectively. EITF 07-1 is applicable for fiscal years beginning after December 15, 2008. We are currently assessing the impact that EITF 07-1 may have on our financial position, results of operations, and cash flows.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Fluctuations

In the normal course of business, we are exposed to market risk from the effect of foreign exchange rate fluctuations on the U.S. dollar value from our foreign operations. A significant portion of our revenues have been denominated in U.S. dollars; however, as we increase our direct sales activities in Japan, an increasing portion of our revenues may be denominated in the Japanese yen. In addition, the operating expenses incurred by our foreign subsidiaries are denominated in local currencies. Accordingly, we are subject to exposure from movements in foreign currency exchange rates. To date, the effect of changes in foreign currency exchange rates on our financial position and operating results has not been material. Financial instruments are not currently used to hedge foreign currency risks. We intend to assess the use of financial instruments to hedge currency exposures on an ongoing basis.

Interest Rate Risk

Exposure to market risk for changes in interest rates relate primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. Excess cash is invested in high-quality corporate issuers and in debt instruments of the U.S. Government and, by policy, limits the amount of credit exposure to any one issuer. As stated in our policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk. Default risk is mitigated by investing in high credit quality securities and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only investments with active secondary or resale markets to ensure portfolio liquidity.

Investments in both fixed and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to rising interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates. A hypothetical 100 basis point increase in interest rates would not result in any significant decline in the fair value of available-for-sale securities at December 31, 2008.

Investments are classified as available for sale and cost of securities sold is based on the specific identification method. At December 31, 2008, there were short-term U.S. government securities of $150,000.

Item 8. Financial Statements and Supplementary Data

INDEX

Financial statement schedules not listed above are either omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or in the Notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LogicVision, Inc.:

We have audited the accompanying consolidated balance sheets of LogicVision, Inc. and its subsidiaries ("the Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LogicVision, Inc. and its subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2007 the Company adopted Financial Accounting Standards Board Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109.*"

/s/ Burr, Pilger & Mayer LLP
Palo Alto, California
March 18, 2009

LOGICVISION, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 9,249	$ 6,783
Short-term investments	150	1,544
Accounts receivable, net of allowance for doubtful accounts of $5 and $20, respectively	504	996
Prepaid expenses and other current assets	593	1,345
Total current assets	10,496	10,668
Property and equipment, net	411	510
Goodwill	6,846	6,846
Other long-term assets, net	206	239
Total assets	$ 17,959	$ 18,263
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 516	$ 413
Accrued liabilities	1,791	2,015
Deferred revenue, current portion	7,871	5,859
Total current liabilities	10,178	8,287
Deferred revenue	1,703	605
Other long-term liabilities	187	165
Total liabilities	12,068	9,057
Commitments and contingencies (See Note 5)		
Stockholders' Equity:		
Preferred stock, $0.0001 par value:		
Authorized: 5,000 shares;		
Issued and outstanding: no shares issued and outstanding	—	—
Common stock, $0.0001 par value:		
Authorized: 50,000 shares;		
Issued and outstanding: 9,460 shares at December 31, 2008 and 9,666 shares at December 31, 2007	1	1
Additional paid-in capital	109,247	108,921
Accumulated other comprehensive income (loss)	(29)	68
Accumulated deficit	(103,328)	(99,784)
Total stockholders' equity	5,891	9,206
Total liabilities and stockholders' equity	$ 17,959	$ 18,263

Note: All share data has been adjusted to reflect the 1-for-2.5 reverse stock split which became effective March 12, 2008.

The accompanying notes are an integral part of these consolidated financial statements.

LOGICVISION, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Revenues:			
License	$ 5,771	$ 5,279	$ 4,984
Service	6,402	6,270	5,350
Product	—	69	183
Total revenues	12,173	11,618	10,517
Cost of revenues:			
License	667	887	1,006
Service	2,572	2,326	1,887
Total cost of revenues	3,239	3,213	2,893
Gross profit	8,934	8,405	7,624
Operating expenses:			
Research and development	3,246	3,637	4,133
Sales and marketing	5,336	5,090	7,032
General and administrative	3,647	3,787	3,718
Restructuring	334	—	—
Total operating expenses	12,563	12,514	14,883
Loss from operations	(3,629)	(4,109)	(7,259)
Interest income	107	349	316
Loss before provision (benefit) for income taxes	(3,522)	(3,760)	(6,943)
Provision (benefit) for income taxes	22	(37)	144
Net loss	$ (3,544)	$ (3,723)	$ (7,087)
Net loss per common share, basic and diluted	$ (0.37)	$ (0.39)	$ (0.90)
Weighted average number of shares outstanding, basic and diluted	9,581	9,654	7,860

Note: All share and per share data has been adjusted to reflect the 1-for-2.5 reverse stock split which became effective March 12, 2008.

The accompanying notes are an integral part of these consolidated financial statements.

LOGICVISION, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2008, 2007 and 2006

(in thousands)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Stockholders' Equity
	Shares	Amount				
Balances, December 31, 2005	7,557	$1	$104,418	$ (7)	$ (88,974)	$15,438
Stock options exercised	20		39			39
Common stock issued under employee stock purchase plan	28		73			73
Additional common stock and contingent consideration issued in SiVerion acquisition	428		(148)			(148)
Common stock issued in private placement, net	1,600		3,103			3,103
Stock-based compensation			376			376
Net loss					(7,087)	(7,087)
Change in unrealized gain on investments				20		20
Foreign currency translation adjustment				(13)		(13)
Comprehensive loss						(7,080)
Balances, December 31, 2006	9,633	1	107,861	—	(96,061)	$11,801
Stock options exercised	2		3			3
Common stock issued under employee stock purchase plan	31		67			67
Stock-based compensation			990			990
Net loss					(3,723)	(3,723)
Change in unrealized gain on investments				1		1
Foreign currency translation adjustment				67		67
Comprehensive loss						(3,655)
Balances, December 31, 2007	9,666	1	108,921	68	(99,784)	$ 9,206
Stock options exercised	—		—			—
Common stock issued under employee stock purchase plan	30		36			36
Stock-based compensation			513			513
Repurchase of common stock	(236)		(223)			(223)
Net loss					(3,544)	(3,544)
Change in unrealized gain on investments				(1)		(1)
Foreign currency translation adjustment				(96)		(96)
Comprehensive loss						(3,641)
Balances, December 31, 2008	9,460	$1	$109,247	$ (29)	$(103,328)	$ 5,891

Note: All share and per share data has been adjusted to reflect the 1-for-2.5 reverse stock split which became effective March 12, 2008.

The accompanying notes are an integral part of these consolidated financial statements.

LOGICVISION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net loss	$(3,544)	$(3,723)	$(7,087)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	338	624	848
Stock-based compensation	513	990	376
Provision for (recovery of) allowance for doubtful accounts	(15)	14	(19)
Restructuring	334	—	—
Gain on sale of fixed assets	—	(45)	—
Changes in operating assets and liabilities			
Accounts receivable	512	(395)	1,916
Prepaid expenses and other current assets	752	(119)	318
Other long-term assets	33	402	541
Accounts payable	103	105	(176)
Accrued liabilities and restructuring charges	(495)	9	306
Deferred revenue	3,110	1,090	(1,343)
Net cash provided by (used in) operating activities	1,641	(1,048)	(4,320)
Cash flows from investing activities:			
Purchase of investments	(1,662)	(3,214)	(4,872)
Purchase of property and equipment	(265)	(24)	(209)
Proceeds from sale of property and equipment	—	50	—
Cash paid for business acquisition	—	—	(148)
Proceeds from maturities of investments	3,050	3,825	9,825
Net cash provided by investing activities	1,123	637	4,596
Cash flows from financing activities:			
Proceeds from issuance of common stock, net	36	69	3,215
Payments made on capital lease	(41)	—	—
Repurchase of common stock	(223)	—	—
Net cash provided by (used in) financing activities	(228)	69	3,215
Effect of foreign currency exchange rates on cash	(70)	38	(24)
Net (decrease) increase in cash and cash equivalents	2,466	(304)	3,467
Cash and cash equivalents, beginning of year	6,783	7,087	3,620
Cash and cash equivalents, end of year	$ 9,249	$ 6,783	$ 7,087
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 21	$ 6	$ —
Cash (received) paid for income taxes	$ 29	$ (19)	$ 88
Supplemental disclosure of noncash activities:			
Assets acquired under capital lease	$ —	$ 163	$ —
Issuance of common stock for business acquisition	$ —	$ —	$ 1,852
Contingent consideration issued for business acquisition	$ —	$ —	$(2,000)

The accompanying notes are an integral part of these consolidated financial statements.

LOGICVISION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

Nature of Business

LogicVision, Inc. ("LogicVision," "we," "us," "our" or the "Company") was incorporated on July 23, 1992 and was reincorporated in the State of Delaware on September 15, 2000. LogicVision is a test and yield learning company in the semiconductor design-for-test sector. We provide proprietary technologies for embedded test that enable the more efficient test of complex semiconductors. The embedded test solution allows integrated circuit designers to embed, into a semiconductor design, test functionality that can be used during semiconductor production and throughout the useful life of the chip. The technology also allows integrated circuits to be tested and characterized after they have been assembled onto boards and systems.

We have incurred substantial losses and negative cash flows from operations since inception. For the year ended December 31, 2008, we incurred a net loss of approximately $3.5 million and had positive cash flows from operations of approximately $1.6 million. As of December 31, 2008, we had an accumulated deficit of approximately $103.3 million. While management believes that our current funds will be sufficient to enable us to meet our planned expenditures through at least December 31, 2009, we are subject to risks associated with companies of similar size and stage of development, including but not limited to, dependence on key individuals, competition from substitute services and larger companies, and the continued successful development and marketing of our products and services. If anticipated operating results are not achieved, management has the intent and believes it has the ability to delay or reduce expenditures so as not to require additional financing resources. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending could have a material adverse effect on the Company's ability to achieve its intended business objectives.

Reverse Stock Split

The Company implemented a 1-for-2.5 reverse stock split of its Common Stock on March 12, 2008, which had been approved by the Company's stockholders at the Special Meeting of Stockholders on February 28, 2008. As the reverse stock split proportionally reduced the authorized and outstanding shares of Common Stock of the Company, without any change to the par value, the "Common Stock" balance on the consolidated balance sheet, and all share and per share data contained in these consolidated financial statements has been adjusted to reflect the 1-for-2.5 reverse stock split assuming the reverse stock split had occurred on January 1, 2006.

Reclassifications

Certain amounts have been reclassified from the prior year to confirm to the current year's presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of LogicVision, Inc. and its wholly-owned subsidiaries conducting business in Japan, Canada, and the United Kingdom. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's fiscal year end is December 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, investments, income taxes, long-term service contracts and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash and Cash Equivalents and Investments

We consider all highly liquid investment instruments purchased with original maturities of three months or less at the acquisition date to be cash equivalents. Investment instruments purchased with original maturities of more than three months, which mature in less than twelve months, are considered to be short-term investments. All investments are classified as available-for-sale and are reported at fair value. At December 31, 2008 and 2007, the carrying value of our available-for-sale investments approximates their fair value. Interest and realized gains and losses are included in interest income. Realized gains and losses are recognized based on the specific identification method.

Cash and cash equivalents and investments consist of the following (in thousands):

	December 31,	
	2008	2007
Cash and cash equivalents:		
Cash	$ 647	$1,848
Money market funds	8,452	1,596
Commerical paper	—	524
U.S. government agency notes	150	2,815
Total cash and cash equivalents	$9,249	$6,783
Short-term investments:		
Commerical paper	—	199
U.S. government agency notes	$ 150	$1,345
Total short-term investments	$ 150	$1,544

The contractual maturities of debt securities classified as cash equivalents and available-for-sale investments at December 31, 2008 and 2007 are as follows (in thousands):

	Estimated Fair Value	
	2008	2007
Maturing 90 days or less from purchase	$150	$3,339
Maturing between 90 days and one year from purchase	150	1,544
Total available-for-sale debt securities	$300	$4,883

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the Company may need to sell the investments to meet its cash needs. There was no unrealized gain (loss) at December 31, 2008, and there was $1,000 of unrealized gain at December 31, 2007.

Fair Value Measurement

On January 1, 2008, we adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. SFAS 157 applies whenever other statements require or permit assets or liabilities to be measured at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, except for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, for which application has been deferred for one year.

The following table summarizes our financial assets measured at fair value on a recurring basis in accordance with SFAS 157 as of December 31, 2008 (in thousands):

	Balance as of December 31, 2008	Significant Other Observable Inputs (Level 2)
Assets:		
Cash equivalents:		
U.S. government agency notes	$150	$150
Short-term investments:		
U.S. government agency notes	150	150
	$300	$300
Liabilities:	$—	$—

Our financial assets are valued using market prices on less active markets (level 2). Level 2 instrument valuations are obtained from readily-available pricing sources for comparable instruments. As of December 31, 2008, we did not have any assets with instrument valuations obtained from real-time quotes for transactions in active exchange markets involving identical assets (level 1) or assets without observable market values that would require a high level of judgment to determine fair value (level 3).

Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the asset or the lease term, if shorter. Maintenance and repairs are charged to operations as incurred.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. We use an estimate of the future undiscounted net cash flow of the related asset or asset grouping over the remaining life in measuring whether these assets are recoverable. During the three years ended December 31, 2008, we did not record any impairment of our long-lived assets, other than amounts related to our November 2005 restructuring.

Stock-Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases under our 2000 Employee Stock Purchase Plan based on estimated fair values.

Our Consolidated Financial Statements as of December 31, 2008, 2007 and 2006 reflect the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the years ended December 31, 2008, 2007 and 2006 were $513,000, $990,000 and $376,000, respectively, which consisted of stock-based compensation expense related to employee stock options and the employee stock purchase plan.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statements of Operations.

Stock-based compensation expense recognized during the current period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006 include compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Compensation expense for all share-based payment awards is recognized using the multiple option approach. As stock-based compensation expense recognized in the Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We use the Black-Scholes option-pricing model ("Black-Scholes model") to determine the fair value of share-based awards granted. Our determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Expected volatilities are based on the historical volatility of our common stock. We use historical data to estimate option exercise and employee terminations. The expected term of the options granted represents the period of time that options are expected to be outstanding, based on historical information. The risk-free interest rate is based on the U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of our equity awards. We do not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of zero.

For further information on stock-based compensation, see Note 9.

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." We believe that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each non-employee stock award (except stock awards to non-employee directors) is remeasured at each period end until a commitment date is reached, which is generally the vesting date. All of our non-employee stock awards were fully vested as of December 31, 2008.

Revenue Recognition

We account for our revenue under the provisions of Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions".

Our revenues are derived from three primary sources: license revenues, comprised of fees associated with the licensing of software; product revenues, from the sale of hardware products; and service revenues, from maintenance and consulting and training services. Revenue is recognized when persuasive evidence of an arrangement exists, all obligations have been performed pursuant to the terms of such an arrangement, the product has been delivered, the fee is fixed or determinable and the collection of the resulting receivable is reasonably assured. If any of these criteria are not met, revenue recognition is deferred until such time as all criteria are met. Payments received in advance of revenues being recognized are presented as deferred revenue in the accompanying balance sheets.

License revenues

We have three license types:

Subscription licenses—subscription licenses include software licenses and maintenance for a specific time period, generally three years or less. Maintenance is bundled into the license agreement for the term of the license and is not charged separately. Since vendor-specific objective evidence ("VSOE") of fair value does not exist for each element of the arrangement, revenues from subscription licenses are recognized ratably over the license term commencing upon the effective date of the license, if delivery and other revenue recognition criteria are met.

Term licenses—term licenses include software licenses for a specific time period, generally one to three years. Revenues associated with term licenses are recognized on the effective date of the license, if delivery and other revenue recognition criteria are met. Maintenance agreements for term licenses are sold separately for a specified period and may continue to be renewed for the balance of the license term.

Perpetual licenses—perpetual licenses consist of software licensed on a perpetual basis. Revenues associated with perpetual licenses are recognized on the effective date of the license, if delivery has occurred and other revenue recognition criteria are met. We no longer offer this type of license.

The timing of revenue recognition for licenses will differ depending on the license type and on the individual terms and conditions associated with each particular license agreement. We use VSOE of fair value to allocate the total fee among all delivered and undelivered elements in those arrangements which contain multiple elements. If the arrangement includes the future delivery of a specified product or upgrade, all revenues under the arrangement are deferred until the specified product or upgrade has been delivered. If VSOE does not exist for one or more delivered elements, the residual method of accounting is applied to the delivered elements. Under the residual method, the VSOE of the fair value of the undelivered elements is deferred, and the remaining portion of the arrangement is recognized as revenue. VSOE for maintenance is generally based upon the customer's annual renewal rates as set forth in the license agreement. When VSOE for maintenance cannot be established, all related revenues are recognized ratably over the term of the maintenance obligation. VSOE for services is generally based on the price charged when the services are sold separately.

The Company, on occasion, offers extended payment terms beyond its normal business practice of between 30 and 60 days to certain customers. We do not have sufficient experience collecting under these extended payment term arrangements. As a result, when payment terms are extended, the fee is not considered fixed or determinable and we recognize revenue when the payment is due.

Service revenues

Maintenance revenue is recognized ratably over the maintenance period. For term and perpetual licenses, customers generally renew maintenance agreements annually. For subscription licenses, a portion of revenue is allocated to maintenance revenue using the estimated fair value of the maintenance, which is based on maintenance renewals sold separately for similar products.

Consulting service revenues are generally recognized as the services are performed. Training revenues are recognized when the training is performed.

Product revenues

The terms of our hardware product sales include annual maintenance. Product revenues are recognized ratably over the term of our maintenance obligation as we do not have a history of selling maintenance for this product separately.

Research and Development

Research and development costs are charged to operating expense as incurred.

Software Development Costs and Capitalized Technology License

Costs related to research and development are generally charged to expense as incurred. Capitalization of material software development costs begins when a product's technological feasibility has been established in accordance with the provisions of SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". To date, the period between achieving technological feasibility, which we have defined as the establishment of a working model, and which typically occurs when beta testing commences, and the general availability of such software has been very short. Accordingly, software development costs have been expensed as incurred.

Restructuring Charges

Restructuring charges are comprised primarily of severance and associated employee termination costs related to workforce reductions, costs related to facilities abandoned and related write-down of leasehold improvements. We account for restructuring charges in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" which requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred.

Certain Risks and Concentrations

Our cash and cash equivalents and investments are maintained at five financial institutions, two in the United States, one in Canada, one in Japan, and one in the United Kingdom. Deposits in these institutions may exceed the amount of insurance provided on such deposits.

For accounts receivable, management performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Based on the expected collectibility of the accounts receivable balance, we maintain an allowance for doubtful accounts. We review our allowance for doubtful accounts monthly by assessing individual accounts receivable over a specified aging and amount, and all other balances on a pooled basis based on historical collection experience. Accounts receivable are written off on a case-by-case basis, net of any amounts that may be collected. At December 31, 2008, four customers accounted for approximately 34%, 25%, 10% and 10% of net accounts receivable, respectively. At December 31, 2007, four customers accounted for approximately 26%, 17%, 17% and 10% of net accounts receivable, respectively.

Customers accounting for more than 10 percent of revenues are as follows:

	Year Ended December 31,		
	2008	2007	2006
LSI Corporation	16%	21%	26%
Broadcom Corporation	18%	19%	18%

There can be no assurance that the market will accept our technology as an alternative to current design test development methods. If the market does not accept our technology at all or in the time frame anticipated in our projections, our revenues, results of operations, financial condition or cash flows would be materially affected.

Income Taxes

Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109," which provisions included a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109 ("SFAS 109"), "Accounting for Income Taxes." As a result of the implementation of FIN No. 48, the Company recognized an increase of approximately $0.6 million in the liability for unrecognized tax benefits and a decrease in the related reserve of the same amount. Therefore upon implementation of FIN No. 48, the Company recognized no material adjustment to the January 1, 2007 balance of retained earnings.

The Company adopted a policy to classify accrued interest and penalties as part of the accrued FIN No. 48 liability in the provision for income taxes. For the year ended December 31, 2008, the Company did not recognize interest or penalties related to unrecognized tax benefits.

Unrecognized Tax Benefits	
Balance at January 1, 2008	$600,000
Additions for tax positions of prior years	—
Reductions for tax position of prior years	—
Additions based on tax positions related to the current year	—
Decreases—Settlements	—
Reductions—Settlements	—
Balance at December 31, 2008	$600,000

None of the $0.6 million of tax positions would affect our income tax expense if recognized.

Our continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008, the Company had no accrued interest and penalties related to uncertain tax matters.

By the end of 2009, the Company expects to have no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations. We do not anticipate the adjustments would result in a material change to our financial position.

We file income tax returns in the U.S. federal jurisdictions, and various states and foreign jurisdictions. The 1991 through 2008 tax years are open and may be subject to potential examination in one or more jurisdictions. The Company is not currently under federal, state or foreign income tax examination.

Foreign Currency Translation

We have foreign subsidiaries whose financial statements are denominated in the local currency. Foreign exchange gains and losses, which result from the process of remeasuring foreign currency financial statements into U.S. dollars, have been included on the balance sheet as a cumulative foreign currency translation adjustment included in accumulated other comprehensive income (loss). Exchange gains or losses from foreign currency transactions are included in the consolidated statement of operations and were not material for any period presented.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of the common shares outstanding during the period. Diluted net loss per share does not differ from basic net loss per share since potential common shares from conversion of preferred stock, stock options and warrants and outstanding shares of common stock subject to repurchase are anti-dilutive for all periods presented. Options and warrants to purchase approximately 2.8 million, 1.7 million and 1.5 million shares of common stock have been excluded for the years ended December 31, 2008, 2007 and 2006, respectively, as they are anti-dilutive. There were no shares subject to repurchase as of December 31, 2008, 2007 and 2006.

Comprehensive Loss

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires companies to classify items of other comprehensive income (loss) by their nature in the financial statements and display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. For all periods presented, the primary differences between our net loss and comprehensive loss arise from foreign currency translation adjustments and unrealized gains (losses) on investments, the components of which are immaterial for all periods presented.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. SFAS 141(R) promotes greater use of fair values in financial reporting. Some of the changes will introduce more volatility into earnings. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. We are currently assessing the impact that SFAS 141(R) may have on our financial position, results of operations, and cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 will change the accounting and reporting for minority interests which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. We are currently assessing the impact that SFAS 160 may have on our financial position, results of operations, and cash flows.

In December 2007, the FASB issued EITF Issue 07-1 "Accounting for Collaborative Arrangements" (EITF 07-1). Collaborative arrangements are agreements between parties to participate in some type of joint operating activity. The task force provided indicators to help identify collaborative arrangements and provides for reporting of such arrangements on a gross or net basis pursuant to guidance in existing authoritative literature. The task force also expanded disclosure requirements about collaborative arrangements. Conclusions within EITF 07-1 are to be applied retrospectively. EITF 07-1 is applicable for fiscal years beginning after December 15, 2008. We are currently assessing the impact that EITF 07-1 may have on our financial position, results of operations, and cash flows.

3. BALANCE SHEET COMPONENTS

Property and equipment, net were comprised of the following (in thousands):

	December 31,	
	2008	2007
Computer equipment and software	$ 2,486	$ 2,987
Office equipment and leasehold improvements	474	506
	2,960	3,493
Less: accumulated depreciation	(2,549)	(2,983)
	$ 411	$ 510

Depreciation and amortization expense related to property and equipment totaled $338,000, $447,000 and $562,000 for the years ended December 31, 2008, 2007 and 2006, respectively. During 2007, the Company entered into a capital lease for computer equipment valued at $163,000. As of December 31, 2008, the carrying value of this equipment was $113,000.

Accrued liabilities were comprised of the following (in thousands):

	December 31,	
	2008	2007
Accrued compensation and benefits	$1,030	$1,415
Accrued professional fees	349	318
Other accrued liabilities	412	282
	$1,791	$2,015

4. LOAN AGREEMENT

We have a loan agreement with a bank under which we may borrow, on a revolving basis, up to $1.0 million at an interest rate equal to prime rate, which was equal to an annual rate of 3.25% at December 31, 2008. The agreement is unsecured and is not collateralized by our assets. Under the agreement, we must comply with certain operating and reporting covenants and are not permitted to pay dividends, or make material investments or dispositions without the prior written consent of the bank. If we fail to comply with our covenants under the agreement, the bank can declare any outstanding amounts immediately due and payable and cease advancing money or extending credit to or for the Company. The agreement was amended subsequent to the end of the year and will expire on March 27, 2009. We are in compliance with the covenants under this agreement at December 31, 2008. At December 31, 2008 there were no outstanding borrowings under the agreement and $1.0 million was available.

5. COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Company and its subsidiaries in the US and Canada rent office facilities under noncancelable operating leases which expire through July 2011. The Company and its subsidiaries are responsible for certain maintenance costs, taxes and insurance under the respective leases. Total future minimum payments under such operating leases, including estimated operating costs, and payments due under a capital lease, at December 31, 2008 were as follows (in thousands):

	Operating Leases	Capital Lease
Year ending December 31,		
2009	763	47
2010	305	65
2011	70	—
	$1,138	$112

Rent expense for the years ended December 31, 2008, 2007 and 2006 was $451,000, $474,000 and $586,000, respectively.

Indemnification Obligations

We enter into standard license agreements in the ordinary course of business. Pursuant to these agreements, we agree to indemnify our customers for losses suffered or incurred by them as a result of any patent, copyright, or other intellectual property infringement claim by any third party with respect to the Company's products. These indemnification obligations have perpetual terms. Our normal business practice is to limit the maximum amount of indemnification to the amount received from the customer. On occasion, the maximum amount of indemnification we may be required to make may exceed our normal business practices. We estimate the fair value of our indemnification obligations as insignificant, based upon our historical experience concerning product and patent infringement claims. Accordingly, we had no liabilities recorded for indemnification under these agreements as of December 31, 2008.

We have agreements whereby our officers and directors are indemnified for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a directors and officers insurance policy that reduces our exposure and enables us to recover a portion of future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of December 31, 2008.

See also Note 10.

Warranties

We offer our customers a warranty that our products will conform to the documentation provided with the products. To date, there have been no payments or material costs incurred related to fulfilling these warranty obligations. Accordingly, we had no liabilities recorded for these warranties as of December 31, 2008 or 2007. We assess the need for a warranty reserve on a quarterly basis, and there can be no guarantee that a warranty reserve will not become necessary in the future.

6. INTANGIBLE ASSETS AND GOODWILL

Amortization of intangible assets was $0 in fiscal 2008, $178,000 in fiscal 2007, and $287,000 in fiscal 2006. In fiscal 2007 and 2006, amortization of developed technology was charged to cost of sales. In fiscal 2006, amortization of the non-compete agreements was charged to sales and marketing and general and administrative expenses.

We evaluate goodwill at least on an annual basis (in the fourth quarter) and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable from its estimated future cash flow. We performed our annual goodwill impairment test as of October 1, 2008, and the test did not indicated impairment of goodwill. No assurances can be given that future evaluations of goodwill will not result in charges as a result of future impairment.

7. PREFERRED STOCK

At December 31, 2008 and 2007, we had 5,000,000 shares of undesignated preferred stock, $0.0001 par value, authorized, none of which were issued or outstanding. The board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and other rights of those shares. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters.

On December 16, 2008, the Board of Directors declared a dividend distribution of one "Right" for each outstanding share of our Common Stock to stockholders of record at the close of business on December 26, 2008. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Mellon Investor Services LLC.

Under the Rights Agreement, one right will be distributed for each outstanding share of our Common Stock held by stockholders of record as of the close of business on December 26, 2008. Each Right when exercisable entitles the registered holder to purchase from the Company one one-thousandth of a share of a new series of preferred stock, designated as Series A Participating Preferred at a price of $6.00 per one one-thousandth of a share.

The Rights will be exercisable if a person, entity or group acquires 15% or more of the Company's Common Stock, subject to certain exceptions set forth in the Rights Agreement. The Rights Agreement has a term of one year and will expire on December 16, 2009, unless the Rights are earlier redeemed or the Rights Agreement is terminated earlier.

8. STOCK OPTION PLANS AND WARRANTS

Stock Option Plan

Our 2000 Stock Incentive Plan (the "2000 Plan") is a successor to the 1994 Flexible Stock Option Plan (the "1994 Plan"). The number of shares reserved for issuance under the 2000 Plan are increased on the first day of each of our fiscal years from 2002 to 2010 by the lesser of 300,000 shares, 3.5% of the outstanding shares of our common stock on that date or a lesser amount determined by the Board of Directors and are also increased by any forfeitures under the 1994 Plan. On January 24, 2008, the Board of Directors approved an increase of 300,000 shares for issuance under the 2000 Plan. As of December 31, 2008, options to purchase a total of 2,772,641 and 4,251 shares of common stock were outstanding under the 2000 Plan and the 1994 Plan, respectively. In addition, the Board of Directors has granted 280,200 non-qualified options, none of which options remained outstanding at December 31, 2008. A total of 2,844,037 shares are reserved for future issuance at December 31, 2008.

Under the 2000 Plan, the Board of Directors has the authority to determine the type of option and the number of shares subject to each option. The exercise price is generally equal to the fair value of the underlying stock at the date of grant. Options generally vest over a four-year period and, if not exercised, expire ten years from the date of grant. The option plan also provides for accelerated vesting if there is a change in control of the Company (as defined in the 2000 Plan).

Under the 2000 Plan, the Board of Directors has the discretion to grant options to nonemployee directors. Each nonemployee director will be granted an option to purchase 8,000 shares when they first join the Board. In addition, each nonemployee director will be granted an option to purchase 4,000 shares on the day following the Company's annual meeting of stockholders.

On February 7, 2007, we commenced an offer (the "Exchange Offer") to our eligible employees to exchange some or all of their outstanding stock options to purchase shares of common stock for new options to be granted under the 2000 Plan. The Exchange Offer covered all employee options with an exercise price greater than $3.70 per share. Other than eligible options tendered by our five executive officers, the exchange rate was one-for-one. The exchange ratio applicable to our executive officers was one-for-1.25.

The Exchange Offer expired on March 8, 2007, at which time properly tendered options for 972,964 shares were cancelled and new options for 879,684 shares were granted at the closing price of our common stock on the grant date. All new options have an option expiration term of ten years. Each new option had a one year vesting period.

The following table summarizes all option activities from January 1, 2006 through December 31, 2008 (shares in thousands, except per share data):

	Year Ended December 31,					
	2008		2007		2006	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding:						
Beginning balance	1,738	$2.84	1,479	$7.84	1,743	$8.90
Granted	1,430	$1.22	1,419	$2.55	272	$3.28
Exercised	—		(2)	$1.50	(20)	$1.93
Forfeited	(391)	$2.70	(1,158)	$8.88	(516)	$9.23
Ending Balance	2,777	$2.02	1,738	$2.84	1,479	$7.84
Options exercisable at end of year	1,326	$2.69	932	$3.00	1,230	$8.73

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2007 and 2006 were $0.77, $1.03 and $2.08, respectively. There were no option exercises during the year ended December 31, 2008. The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 were $1,000 and $28,000, respectively. We issue new shares upon the exercise of options. There was no tax benefit realized from exercised options. For the three years ended December 31, 2008, the value of the option grants has been calculated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,		
	2008	2007	2006
Expected average life of option	4.7 years	4.8 years	4.2 years
Risk-free interest rate	1.76%	4.82%	4.37%
Expected dividends	—	—	—
Expected volatility	87%	73%	83%

The options outstanding and currently exercisable by exercise price at December 31, 2008 were as follows (options in thousands):

	Options Outstanding			Options Exercisable		
Exercise Price	Number of Shares Underlying Options	Weighted average remaining contractual life(years)	Weighted average exercise price	Number of Shares Underlying Options	Weighted average remaining contractual life(years)	Weighted average exercise price
$0.83-$0.83	807	9.9	$0.83	—	—	$ —
$0.97-$2.35	489	9.1	$1.74	96	8.9	$1.82
$2.50-$2.50	852	8.1	$2.50	852	8.1	$2.50
$2.67-$9.05	629	7.6	$3.12	378	7.4	$3.36
	2,777	8.7	$2.02	1,326	8.0	$2.69
Vested and expected to vest	2,193	7.5	$2.16			

The aggregate intrinsic value of options outstanding in the preceding table, based on our closing stock price of $0.76 as of December 31, 2008 was $0. The aggregate intrinsic value of vested options and those expected to vest was $0 as of December 31, 2008. The total fair value of options vested during the years ended December 31, 2008, 2007 and 2006 were $488,000, $829,000, and $293,000, respectively. As of December 31, 2008, total compensation cost related to non-vested stock options not yet recognized was $553,000 which is expected to be recognized over the next 1.8 years.

Valuation and Expense Information under SFAS 123(R)

SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options and employee stock purchases related to the Purchase Plan based on estimated fair value. The following table summarizes stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123(R) for the years ended December 31, 2008, 2007 and 2006 which was allocated as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Cost of revenues:			
Service	$ 22	$ 50	$ 27
Stock-based compensation expense included in cost of sales	22	50	27
Operating expenses:			
Research and development	161	321	70
Sales and marketing	187	320	146
General and administrative	143	299	133
Stock-based compensation expense included in operating expenses	491	940	349
Total stock-based compensation expense related to employee stock options and employee stock purchases	$ 513	$ 990	$ 376
Effect on net loss per share, basic and diluted	$(0.05)	$(0.10)	$(0.05)

As stock-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

Warrants

At December 31, 2008, we had warrants outstanding to purchase common stock as follows:

Warrants type	Number outstanding	Expiration date	Exercise price
Warrants issued for Series G financing	31,293	December 2009	$2.50

The fair value of these warrants was determined using the Black-Scholes model assuming volatility factors of 0.60, contractual lives between 4 and 10 years, and risk-free rates of return between 5.3% and 5.6%.

9. STOCK PURCHASE PLAN

Under the Company's Employee Stock Purchase Plan ("Purchase Plan") a total of 400,000 shares of common stock were reserved for issuance at December 31, 2008. The number of shares reserved for issuance under the Purchase Plan is increased on the first day of each fiscal year by the lesser of 50,000 shares, 1% of the outstanding shares on that date or a lesser amount as determined by the Board of Directors. On January 24, 2008, the Board of Directors approved an increase in the number of shares reserved for issuance by 50,000 shares. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, is administered by the Compensation Committee of the Company's Board of Directors. During the years ended December 31, 2008, 2007, and 2006, we issued 29,958, 31,240, and 27,636 shares under the Purchase Plan at average prices of $1.24, $2.15, and $2.65 per share, respectively. At December 31, 2008, there were 104,195 shares available for future issuance under the Purchase Plan.

The estimated fair value of purchase rights under our Purchase Plan was determined using the Black-Scholes pricing model with the following assumptions:

	Year Ended December 31,		
	2008	2007	2006
Expected average life of option	6 months	6 months	6 months
Risk-free interest rate	1.99%	5.09%	5.15%
Expected dividends	—	—	—
Expected volatility	105%	62%	70%

The weighted average per share fair value of purchase rights under the Purchase Plan was $0.64, $0.85 and $1.20 for the years ended December 31, 2008, 2007 and 2006, respectively.

10. PRIVATE PLACEMENT

On December 19, 2006, we completed a private placement of 1,562,000 shares of our common stock to certain accredited investors at a price per share equal to $2.03, as well as the sale of 38,000 shares of common stock to certain members of our management at a price per share equal to $2.30 (the closing bid price of the Common Stock on The Nasdaq Global Market on December 18, 2006), each pursuant to the terms of a Common Stock Purchase Agreement, dated December 19, 2006. The net proceeds of this private placement were approximately $3.1 million.

11. INCOME TAXES

The components of the provision (benefit) for income taxes were as follows (in thousands):

	December 31,		
	2008	2007	2006
Current			
Federal	$—	$—	$—
State and foreign	22	(37)	144
	22	(37)	144
Deferred			
Federal	—	—	—
State and foreign	—	—	—
Total provision (benefit) for income taxes	$ 22	$ (37)	$144

In 2008, we recorded an income tax provision of $22,000 related to foreign taxes.

Significant components of our deferred tax assets and liabilities were as follows (in thousands):

	December 31,		
	2008	2007	2006
Deferred tax assets:			
Net operating losses	$ 33,710	$ 31,528	$ 30,530
Reserves and accruals	368	243	241
Credits	1,106	1,120	1,852
Deferred revenue	241	1,288	1,215
Depreciation and amortization	643	709	690
	36,068	34,888	34,528
Valuation allowance	(36,068)	(34,888)	(34,528)
Net deferred tax assets	$ —	$ —	$ —

We have established a full valuation allowance against our deferred tax assets due to the uncertainty surrounding the realization of such assets. Management evaluates, on an annual basis, the recoverability of the deferred tax assets and the level of the valuation allowance.

As of December 31, 2008, we had federal and California net operating loss carryforwards of approximately $93.1 million and $33.8 million available to reduce future federal and California taxable income, respectively. These federal and California carryforwards begin to expire in 2010 if not utilized. The extent to which these carryforwards can be used to offset future taxable income may be limited under Section 382 of the Internal Revenue Code and applicable state tax law.

As of December 31, 2008, we had federal and California research and experimentation tax credit carryforwards of approximately $1.1 million and $0.9 million, respectively. These federal tax credit carryforwards begin to expire in 2010, if not utilized. Unused California tax credit carryforwards may be carried forward indefinitely. The extent to which these tax credit carryforwards can be used to offset future taxes may be limited under Section 383 of the Internal Revenue Code and applicable state law.

For financial reporting purposes the tax effect of the net operating loss and tax credit carryforwards have been recorded as deferred tax assets.

The effective tax rate differs from the statutory federal income tax rate as follows:

	December 31,		
	2008	2007	2006
Statutory federal income tax rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(5.8)	(5.8)	(5.8)
Stock-based compensation	4.3	10.4	2.1
Credits	—	—	(0.2)
Change in valuation allowance	33.5	25.5	40.5
Foreign taxes	0.3	(1.9)	2.3
Expiration of State NOLs	—	3.9	—
Other	2.3	0.9	(3.0)
Effective tax rate	0.6%	(1.0)%	2.0%

The domestic and foreign components of earnings before taxes were as follows (in thousands):

	December 31,		
	2008	2007	2006
U.S.	$(3,502)	$(3,840)	$(6,860)
Non-U.S.	(20)	80	(83)
	$(3,522)	$(3,760)	$(6,943)

The valuation allowance increased by $1.2 million and $0.4 million during the years ended December 31, 2008 and 2007, respectively.

12. SEGMENT REPORTING

We have adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." Although we offer various design and manufacturing embedded test software products and services to our customers, we do not manage our operations by these products and services, but instead view the Company as one operating segment when making business decisions. We do not manage our operations on a geographical basis. Revenues attributed to the United States and to all foreign countries are based on the geographical location of the customers. We use one measurement of profitability for our business.

The table below sets forth revenues by product line (in thousands):

	Year ended December 31,		
	2008	2007	2006
Revenue by product line:			
ETCreate	$ 9,608	$ 9,621	$ 7,774
Silicon Insight	1,720	1,313	1,759
Yield Insight	—	93	134
Consulting & Training	845	591	850
Total revenues	$12,173	$11,618	$10,517

The following is a summary of our revenues by geographic operations (in thousands):

	Year ended December 31,		
	2008	2007	2006
Revenue by geographic region:			
United States	$ 8,580	$ 8,766	$ 8,827
Japan	2,118	1,901	1,176
Other	1,475	951	514
Total revenues	$12,173	$11,618	$10,517

The following is a summary of our long-lived assets (in thousands):

	December 31, 2008	December 31, 2007
United States	$323	$357
Canada	85	153
Japan	3	—
	$411	$510

13. BENEFIT PLAN

We have a defined contribution savings plan (the "401(k) Plan") to provide retirement income to all qualified employees of the Company. The 401(k) Plan is intended to be qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan is funded by voluntary pre-tax contributions from employees. Contributions are invested, as directed by the participant, in investment funds available under the 401(k) Plan. We are not required to make, and we have not made, any contributions to the Plan.

14. RESTRUCTURING COSTS

In the fourth quarter of 2008, we implemented a restructuring plan to reduce operating costs by consolidating facilities. Accordingly, we recognized a restructuring charge of approximately $0.3 million for the facility abandonment expenses and other contractual charges associated with these facilities. The restructuring plan eliminated the Massachusetts facility and reduced the utilized space leased in San Jose, California. The restructuring plan was substantially completed by the end of December 2008.

The following is a summary of activities in accrued restructuring and excess facilities costs at December 31, 2008 (in thousands):

	Excess Facilities	Total
Balance as of January 1, 2008	$—	$—
Restructuring charge	334	334
Balance as of December 31, 2008	$334	$334

At December 31, 2008, the current portion of our restructuring accrual of $246,000 is included in accrued liabilities and the long-term portion of our restructuring accrual of $88,000 is included in other long-term liabilities on our consolidated balance sheet.

The restructuring charges are included in the Consolidated Statement of Operations for the year ended December 31, 2008 as follows (in thousands):

	Excess Facilities	Total
Restructuring charge	$334	$334
Total operating expenses	$334	$334

15. STOCK REPURCHASES

In April 2008, the Board of Directors authorized the repurchase of up to $200,000 worth of the Company's common stock. The Company was authorized to repurchase the shares in the open market or private transactions, at the discretion of the Company's management. The Company began repurchasing shares in May 2008. In November 2008, the Board of Directors approved the repurchase of an additional $23,039 worth of the Company's Common Stock. During the year ended December 31, 2008, the Company repurchased 236,492 shares for an aggregate cost of $223,000.

16. CHANGE OF CONTROL AGREEMENTS

On November 12, 2008, we entered into Change of Control Severance Agreements (the "Agreements") with James T. Healy, our President and Chief Executive Officer, Fadi Maamari, our Chief Operating Officer, and Mei Song, our Chief Financial Officer. The Agreements entered into with Messrs. Healy and Maamari replaced existing Change of Control Severance Agreements between each of them and the Company.

Each Agreement provides that in the event of an involuntary termination of the executive within three months before or twelve months after a change of control, the executive will be entitled to (i) a cash payment based on the executive's annual base salary as of the termination date (equal to 150% of such annual base salary for Mr. Healy, and equal to 100% of such annual base salary for each of Mr. Maamari and Ms. Song), (ii) a cash payment based the executive's target bonus and target commission for the year in which the executive is terminated (equal to 150% of such target bonus and target commission for Mr. Healy, and equal to 100% of such target bonus and target commission for each of Mr. Maamari and Ms. Song), (iii) the immediate acceleration of vesting and exercisability of the executive's outstanding options to acquire our common stock and (iv) reimbursement of health insurance premiums for the executive and eligible dependents for up to twelve months measured from the date of termination. The executives have agreed not to solicit our employees for a period of time (18 months for Mr. Healy, and 12 months for each of Mr. Maamari and Ms. Song) following termination of employment giving rise to severance payments, and not to compete with the Company for the period during which they receive severance payments. A "change of control" includes a merger or consolidation involving the Company in which our stockholders immediately prior to such merger or consolidation own 50% or less of the voting power of the surviving entity's voting securities, sale of all or substantially all of our assets, the approval by our stockholders of a plan of complete liquidation or dissolution, and the acquisition by a person or related group of persons of 50% or more of the voting power of our voting securities.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

The following table presents selected unaudited consolidated financial results for each of the eight quarters in the two-year period ended December 31, 2008. In our opinion, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the financial information for the period presented.

	Three Months Ended							
	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	March 31, 2007
	(In thousands, except per share data)							
Revenues:								
License	$1,397	$1,582	$ 1,408	$ 1,384	$1,321	$1,396	$ 1,457	$ 1,105
Service	1,599	1,598	1,619	1,586	1,553	1,566	1,626	1,525
Product	—	—	—	—	—	69	—	—
Total revenues	2,996	3,180	3,027	2,970	2,874	3,031	3,083	2,630
Cost of revenues:								
License	154	167	170	176	202	229	225	231
Service	587	673	658	655	640	611	552	523
Total cost of revenues	741	840	828	831	842	840	777	754
Gross profit	2,255	2,340	2,199	2,139	2,032	2,191	2,306	1,876
Operating expenses:								
Research and development	701	736	801	1,008	835	920	927	955
Sales and marketing	1,039	1,252	1,540	1,506	1,067	1,175	1,547	1,301
General and administrative	969	868	915	894	902	896	1,077	912
Restructuring	334	—	—	—	—	—	—	—
Total operating expenses	3,043	2,856	3,256	3,408	2,804	2,991	3,551	3,168
Loss from operations	(788)	(516)	(1,057)	(1,269)	(772)	(800)	(1,245)	(1,292)
Interest and other income	14	17	58	18	65	112	67	105
Loss before provision (benefit) for income taxes	(774)	(499)	(999)	(1,251)	(707)	(688)	(1,178)	(1,187)
Provision (benefit) for income taxes	8	—	(2)	15	5	—	(58)	16
Net loss	$ (782)	$ (499)	$ (997)	$(1,266)	$ (712)	$ (688)	$(1,120)	$(1,203)
Net loss per share, basic and diluted	$ (0.08)	$ (0.05)	$ (0.10)	$ (0.13)	$ (0.07)	$ (0.07)	$ (0.12)	$ (0.12)
Market stock price range:								
High	$ 1.00	$ 1.61	$ 2.02	$ 2.48	$ 2.63	$ 2.33	$ 2.35	$ 3.20
Low	$ 0.35	$ 0.24	$ 0.99	$ 1.20	$ 1.95	$ 1.80	$ 1.75	$ 2.03

Note: All per share data has been adjusted to reflect the 1-for-2.5 reverse stock split of our Common Stock which became effective March 12, 2008.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2008, 2007 and 2006
(in thousands)

Description	Allowance for Doubtful Accounts	Inventory Reserve
Year ended December 31, 2006:		
Balance at beginning of fiscal year	$ 25	$ 60
Addition/charged to expenses	—	—
Recoveries	(19)	(60)
Balance at end of fiscal year	$ 6	$—
Year ended December 31, 2007:		
Balance at beginning of fiscal year	$ 6	$—
Addition/charged to expenses	20	—
Recoveries	(6)	—
Balance at end of fiscal year	$ 20	$—
Year ended December 31, 2008:		
Balance at beginning of fiscal year	$ 20	$—
Addition/charged to expenses	5	—
Recoveries/Write-offs	(20)	—
Balance at end of fiscal year	$ 5	$—

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A(T). Controls and Procedures

Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in internal controls. There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item (with respect to Directors) is incorporated by reference from the information under the caption "Election of Directors" contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2009 Annual Meeting of Stockholders scheduled to be held on June 11, 2009 (the "Proxy Statement"). Certain information required by this item concerning executive officers is set forth in Part I of this Report under the caption "Executive Officers of the Registrant."

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. This information is contained in the section called "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Richard Okumoto (Chairperson), Randall A. Hughes and Richard C. Yonker. All of such members qualify as an "independent director" under applicable Nasdaq Stock Market standards and meet the standards established by The Nasdaq Stock Market for serving on an audit committee. The Company's Board of Directors has determined that Mr. Okumoto qualifies as an "audit committee financial expert" under the definition outlined by the Securities and Exchange Commission.

The Company has adopted a Code of Business Conduct for all of its directors, officers and employees. The Company's Code of Business Conduct is available on the Company's website at *www.logicvision.com.* To date, there have been no waivers under the Company's Code of Business Conduct. The Company will disclose future amendments to certain provisions of its Code of Business Conduct and will post any waivers, if and when granted, under its Code of Business Conduct on the Company's website at *www.logicvision.com.*

Item 11. Executive Compensation

The information required by this item is incorporated by reference from the information under the captions "Compensation of Directors," "Executive Compensation," and "Compensation Committee Interlocks and Insider Participation" contained in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item with respect to security ownership of certain beneficial owners and management is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement.

Equity Compensation Plan Information

The following table sets forth certain information regarding the Company's equity compensation plans as of December 31, 2008 (as adjusted to reflect the 1-for-2.5 reverse stock split of our Common Stock which became effective March 12, 2008):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
1994 and 2000 Stock Option Plan	2,776,892	$2.02	67,145(1)
2000 Employee Stock Purchase Plan	—	—	104,195(2)
Total	2,776,892	$2.02	171,340

(1) Consists of the number of shares reserved for issuance under the Company's 2000 Stock Incentive Plan. The number of shares reserved for issuance under the Company's 2000 Stock Incentive Plan will be increased on the first day of each of the Company's fiscal years from 2002 to 2010 by the lesser of 300,000 shares, 3.5% of the outstanding shares of the Company's common stock on that date or a lesser amount determined by the Company's Board of Directors. Stock options, restricted stock, restricted stock units or stock appreciation rights may be awarded under the 2000 Plan.

(2) Consists of the number of shares available for sale pursuant to the Company's 2000 Employee Stock Purchase Plan. Shares of common stock will be purchased at a price equal to 85% of the fair market value per share of common stock on either the first day preceding the offering period or the last date of the offering period, whichever is less. The number of shares reserved for issuance will be increased on the first day of each fiscal year, commencing in 2002, by the lesser of 50,000 shares, 1% of the outstanding common stock on that date, or such lesser number of shares as is determined by the Board of Directors.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from the information contained under the caption "Certain Relationships and Related Party Transactions" and "Director Independence" contained in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference from the information contained under the caption "Pre-Approval Policies and Procedures" contained in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

(1) Financial Statements

See Index under Item 8.

(2) Financial Statement Schedule

See Index under Item 8.

(3) Exhibits

See Item 15(b) below. Each compensatory plan required to be filed has been identified.

(b) Exhibits.

Exhibit Number	Description of Document
3(i)	Amended and Restated Certificate of Incorporation.
3(ii)	Bylaws of the Company, amended as of October 16, 2003 (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to Amendment No. 8 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
4.2	Form of Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 4.4 to Amendment No. 5 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
4.3	Form of Extinguishing Warrant to Purchase Shares of Common Stock (incorporated by reference Exhibit 4.5 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
4.4	Rights Agreement, dated as of December 16, 2008, between LogicVision, Inc. and Mellon Investor Services LLC, which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed December 17, 2008).
4.6#	Form of Stock Option Agreement (incorporated by reference to Exhibit 4.8.2 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
10.1.1#	Form of agreements under the 1994 Flexible Stock Incentive Plan (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
10.1.2#	1994 Flexible Stock Incentive Plan, as amended (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 (File No. 333-74336)).
10.2.1#	Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004).
10.2.2#	Amendments Nos. 1 and 2 and Addendum to Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003).
10.2.3#	Form of agreement under the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003).
10.3#	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.4	Sixth Amended and Restated Registration Rights Agreement dated as of January 28, 2000 (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-43654)).

Exhibit Number	Description of Document
10.5	Lease, dated as of August 13, 1998, by and between Spieker Properties, L.P. and the Company (incorporated by reference to the exhibit of the same number to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
10.6.1	Extension Agreement, dated as of January 17, 2000, by and between Spieker Properties, L.P. and the Company (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
10.6.2	Second Amendment, dated as of January 23, 2004, to Lease Agreement dated August 13, 1998 by and between CA-Metro Plaza, as successor in interest to Spieker Properties, L.P., and the Company (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
10.6.3	Third Amendment, dated as of May 7, 2004, by and between CA-Metro Plaza, as successor in interest to Spieker Properties, L.P., and the Company (incorporated by reference to the exhibit of the same number to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004).
10.7.1	Agreement, dated as of September 14, 1992, between Northern Telecom Limited and the Company (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
10.7.2	Amendment, dated as of October 1, 1993, to the Agreement between Northern Telecom Limited and the Company (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
10.7.3	Amendment, dated as of January 11, 1994, to the Agreement between Northern Telecom Limited and the Company (incorporated by reference to the exhibit of the same number to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
10.7.4	Amendment, dated as of March 20, 2001, to the Agreement between Nortel Networks Limited (formerly Northern Telecom Limited) and the Company (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
10.8#	Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
10.8.1#	Amendment, dated February 18, 2005, to the Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005)
10.9.1	Amended and Restated Loan Agreement, dated as of February 11, 2004, by and between Comerica Bank—California and the Company (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
10.9.2	Second Amendment, dated as of January 31, 2005, to Second Amended and Restated Loan Agreement by and between Comerica Bank—California and the Company (incorporated by reference to the exhibit of the same number to the Company's Current Report on Form 8-K filed with the Commission on February 4, 2005).
10.9.3	Third Amendment to the Second Amended and Restated Loan Agreement, dated February 9, 2006, by and between Comerica Bank and the Company (incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on February 10, 2006).
10.10#	Change in Control Severance Agreement entered into by and between the Company and James T. Healy.
10.11#	Change in Control Severance Agreement entered into by and between the Company and Fadi Maamari.
10.12#	Change in Control Severance Agreement entered into by and between the Company and Mei Song.
21.1	Subsidiaries of the Company (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 30, 2002).
23.1	Consent of Burr, Pilger & Mayer LLP, Independent Registered Public Accounting Firm

Exhibit Number	Description of Document
24.1	Power of Attorney (see page 64 of this Form 10-K)
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1 **	Statement of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350).
32.2 **	Statement of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350).

# Indicates management contract or compensatory plan or arrangement.

** In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

(c) Financial Statement Schedules.

See Index under Item 8.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGICVISION, INC.

Date: March 18, 2009

By: /s/ JAMES T. HEALY

James T. Healy
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James T. Healy and Mei Song, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ JAMES T. HEALY **James T. Healy**	President and Chief Executive Officer (Principal Executive Officer) and Director	March 18, 2009
/s/ MEI SONG **Mei Song**	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	March 18, 2009
/s/ GREGG ADKIN **Gregg Adkin**	Director	March 18, 2009
/s/ RANDALL A. HUGHES **Randall A. Hughes**	Director	March 18, 2009
/s/ RICHARD OKUMOTO **Richard Okumoto**	Director	March 18, 2009
/s/ MATTHEW RAGGETT **Matthew Raggett**	Director	March 18, 2009
/s/ RICHARD C. YONKER **Richard C. Yonker**	Director	March 18, 2009

EXHIBIT INDEX

Exhibit Number	Description of Document
3(i)	Amended and Restated Certificate of Incorporation.
3(ii)	Bylaws of the Company, amended as of October 16, 2003 (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to Amendment No. 8 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
4.2	Form of Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 4.4 to Amendment No. 5 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
4.3	Form of Extinguishing Warrant to Purchase Shares of Common Stock (incorporated by reference Exhibit 4.5 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
4.4	Rights Agreement dated as of December 16, 2008, between LogicVision, Inc. and Mellon Investor Services LLC, which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed December 17, 2008).
4.6#	Form of Stock Option Agreement (incorporated by reference to Exhibit 4.8.2 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
10.1.1#	Form of agreements under the 1994 Flexible Stock Incentive Plan (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
10.1.2#	1994 Flexible Stock Incentive Plan, as amended (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 (File No. 333-74336)).
10.2.1#	Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004).
10.2.2#	Amendments Nos. 1 and 2 and Addendum to Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003).
10.2.3#	Form of agreement under the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003).
10.3#	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.4	Sixth Amended and Restated Registration Rights Agreement dated as of January 28, 2000 (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
10.5	Lease, dated as of August 13, 1998, by and between Spieker Properties, L.P. and the Company (incorporated by reference to the exhibit of the same number to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
10.6.1	Extension Agreement, dated as of January 17, 2000, by and between Spieker Properties, L.P. and the Company (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
10.6.2	Second Amendment, dated as of January 23, 2004, to Lease Agreement dated August 13, 1998 by and between CA-Metro Plaza, as successor in interest to Spieker Properties, L.P., and the Company (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
10.6.3	Third Amendment, dated as of May 7, 2004, by and between CA-Metro Plaza, as successor in interest to Spieker Properties, L.P., and the Company (incorporated by reference to the exhibit of the same number to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004).

Exhibit Number	Description of Document
10.7.1	Agreement, dated as of September 14, 1992, between Northern Telecom Limited and the Company (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
10.7.2	Amendment, dated as of October 1, 1993, to the Agreement between Northern Telecom Limited and the Company (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
10.7.3	Amendment, dated as of January 11, 1994, to the Agreement between Northern Telecom Limited and the Company (incorporated by reference to the exhibit of the same number to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-43654)).
10.7.4	Amendment, dated as of March 20, 2001, to the Agreement between Nortel Networks Limited (formerly Northern Telecom Limited) and the Company (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
10.8#	Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
10.8.1#	Amendment, dated February 18, 2005, to the Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005)
10.9.1	Amended and Restated Loan Agreement, dated as of February 11, 2004, by and between Comerica Bank—California and the Company (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
10.9.2	Second Amendment, dated as of January 31, 2005, to Second Amended and Restated Loan Agreement by and between Comerica Bank—California and the Company (incorporated by reference to the exhibit of the same number to the Company's Current Report on Form 8-K filed with the Commission on February 4, 2005).
10.9.3	Third Amendment to the Second Amended and Restated Loan Agreement, dated February 9, 2006, by and between Comerica Bank and the Company (incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on February 10, 2006).
10.10#	Change in Control Severance Agreement entered into by and between the Company and James T. Healy.
10.11#	Change in Control Severance Agreement entered into by and between the Company and Fadi Maamari.
10.12#	Change in Control Severance Agreement entered into by and between the Company and Mei Song.
21.1	Subsidiaries of the Company (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 30, 2002).
23.1	Consent of Burr, Pilger & Mayer LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 64 of this Form 10-K).
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1 **	Statement of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350).
32.2 **	Statement of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350).

# Indicates management contract or compensatory plan or arrangement.

** In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

EXHIBIT 3(i)

[THIS DOCUMENT CONSTITUTES AN INTEGRATED COPY OF THE REGISTRANT'S CERTIFICATE OF INCORPORATION, AS AMENDED THROUGH THE DATE OF THIS FILING. THE DOCUMENTS SO INTEGRATED ARE ON FILE WITH THE DELAWARE SECRETARY OF STATE.]

CERTIFICATE OF INCORPORATION

OF LOGICVISION, INC.

ARTICLE I

The name of the corporation is LogicVision, Inc.

ARTICLE II

The address of the registered office of the corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

A. Classes of Stock. The total number of shares of all classes of capital stock that the corporation shall have authority to issue is fifty-five million (55,000,000), of which fifty million (50,000,000) shares of the par value of one hundredth of one cent ($0.0001) each shall be Common Stock (the "Common Stock") and five million (5,000,000) shares of the par value of one hundredth of one cent ($0.0001) each shall be Preferred Stock (the "Preferred Stock"). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such Preferred Stock holders is required pursuant to the provisions established by the Board of Directors of the corporation (the "Board of Directors") in the resolution or resolutions providing for the issue of such Preferred Stock, and if such holders of such Preferred Stock are so entitled to vote thereon, then, except as may otherwise be set forth in this Restated Certificate of Incorporation, the only stockholder approval required shall be the affirmative vote of a majority of the combined voting power of the Common Stock and the Preferred Stock so entitled to vote.

B. Preferred Stock. The Preferred Stock may be issued in any number of series, as determined by the Board of Directors. The Board of Directors is expressly authorized to provide for the issue, in one or more series, of all or any of the remaining shares of Preferred Stock and in the resolution or resolutions providing for such issue, to establish for each such series the number of its shares, the voting powers, full or limited, of the shares of such series, or that such shares shall have no voting powers, and the designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof. The Board of Directors is also expressly authorized (unless forbidden in the resolution or resolutions providing for such issue) to increase or decrease (but not below the number of shares of the series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

1. Designation and Amount. The shares of such series shall be designated as "Series A Participating Preferred Stock," par value $0.0001 per share, and the number of shares constituting such series shall be 250,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series A Participating Preferred Stock to a number less than that of the shares then outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Corporation.

2. Dividends and Distributions.

(A) Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Participating Preferred Stock with respect to dividends, the holders of shares of Series A Participating Preferred Stock in preference to the holders of shares of Common Stock, par value $0.0001 per share, of the Corporation and any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Participating Preferred Stock in an amount per share (rounded to the nearest cent) equal to the greater of (a) $25.00 or, (b) subject to the provision for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock, since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Participating Preferred Stock. In the event the Corporation shall at any time after the close of business on December 16, 2008 (the "Rights Declaration Date") (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, by reclassification or otherwise, then in each such case the amount to which holders of shares of Series A Participating Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Participating Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided, however, that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $25.00 per share on the Series A Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Participating Preferred Stock unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

3. Voting Rights. The holders of shares of Series A Participating Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Participating Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock into a greater number of shares or (iii) combine the outstanding Common Stock into a smaller number of shares, by reclassification or otherwise, then in each such case the number of votes per share to which holders of shares of Series A Participating Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such event.

(B) Except as otherwise provided herein, in the Certificate of Incorporation or by law, the holders of shares of Series A Participating Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) (i) If at any time dividends on any Series A Participating Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, the holders of the Series A Participating Preferred Stock, voting as a separate series from all other series of Preferred Stock and classes of capital stock, shall be entitled to elect two members of the Board of Directors in addition to any Directors elected by any other series, class or classes of securities and the authorized number of Directors will automatically be increased by two. Promptly thereafter, the Board of Directors of this Corporation shall, as soon as may be practicable, call a special meeting of holders of Series A Participating Preferred Stock for the purpose of electing such members of the Board of Directors. Said special meeting shall in any event be held within 45 days of the occurrence of such arrearage.

(ii) During any period when the holders of Series A Participating Preferred Stock, voting as a separate series, shall be entitled and shall have exercised their right to elect two Directors, then and during such time as such right continues (a) the then authorized number of Directors shall remain increased by two, and the holders of Series A Participating Preferred Stock, voting as a separate series, shall remain entitled to elect the additional Directors so provided for, and (b) each such additional Director shall not be a member of any existing class of the Board of Directors, but shall serve until the next annual meeting of stockholders for the election of Directors, or until his or her successor shall be elected and shall qualify, or until his or her right to hold such office terminates pursuant to the provisions of this Section 3(C).

(iii) A Director elected pursuant to the terms hereof may be removed with or without cause by the holders of Series A Participating Preferred Stock entitled to vote in an election of such Director.

(iv) If, during any interval between annual meetings of stockholders for the election of Directors and while the holders of Series A Participating Preferred Stock shall be entitled to elect two Directors, there are fewer than two such Directors in office by reason of resignation, death or removal, then, promptly thereafter, the Board of Directors shall call a special meeting of the holders of Series A Participating Preferred Stock for the purpose of filling such vacancy(ies) and such vacancy(ies) shall be filled at such special meeting. Such special meeting shall in any event be held within 45 days of the occurrence of any such vacancy(ies).

(v) At such time as the arrearage is fully cured, and all dividends accumulated and unpaid on any shares of Series A Participating Preferred Stock outstanding are paid, and, in addition thereto, at least one regular dividend has been paid subsequent to curing such arrearage, the term of office of any Director elected pursuant to this Section 3(C), or his or her successor, shall automatically terminate, and the authorized number of Directors shall automatically decrease by two, and the rights of the holders of the shares of the Series A Participating Preferred Stock to vote as provided in this Section 3(C) shall cease, subject to renewal from time to time upon the same terms and conditions.

(D) Except as set forth herein or as otherwise provided by law, holders of Series A Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock and any other capital stock of the Corporation having general voting rights as set forth herein) for taking any corporate action.

4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Participating Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Participating Preferred Stock except dividends paid ratably on the Series A Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Participating Preferred Stock provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Participating Preferred Stock; or

(iv) purchase or otherwise acquire for consideration any shares of Series A Participating Preferred Stock or any shares of stock ranking on a parity with the Series A Participating Preferred Stock except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5. Reacquired Shares. Any shares of Series A Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

6. Liquidation, Dissolution or Winding Up.

(A) Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Participating Preferred Stock shall have received per share, the greater of $1,000 or 1,000 times the payment made per share of Common Stock, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 1,000 (as appropriately adjusted as set forth in subparagraph (C) below to reflect such events as stock splits, stock dividends and recapitalization with respect to the Common Stock) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Participating Preferred Stock and Common Stock, respectively, holders of Series A Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

(B) In the event there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Series A Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, following payment in full of all liquidation preferences of all shares senior to Common Stock (including the Series A Participating Preferred Stock), there are not sufficient assets available to permit payment in full of the Common Adjustment, then the remaining assets shall be distributed ratably to the holders of Common Stock.

(C) In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, by reclassification or otherwise, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash or any other property, then in any such case the shares of Series A Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1,000 times the aggregate amount of stock, securities, cash and any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that are outstanding immediately prior to such event.

8. Redemption. The shares of Series A Participating Preferred Stock shall not be redeemable.

9. Ranking. The Series A Participating Preferred Stock shall rank junior to all other series of the Corporation's Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

10. Amendment. The Certificate of Incorporation and the Bylaws of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Series A Participating Preferred Stock voting separately as a class.

11. Fractional Shares. Series A Participating Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Participating Preferred Stock.

C. Common Stock.

1. Relative Rights of Preferred Stock and Common Stock. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock.

2. Voting Rights. Except as otherwise required by law or this Restated Certificate of Incorporation, each holder of Common Stock shall have one vote in respect of each share of stock held by such holder of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation.

3. Dividends. Subject to the preferential rights of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the corporation which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

4. Dissolution, Liquidation or Winding Up. In the event of any dissolution, liquidation or winding up of the affairs of the corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of Common Stock shall be entitled, unless otherwise provided by law or this Restated Certificate of Incorporation, to receive all of the remaining assets of the corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

ARTICLE V

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware:

A. The Board of Directors is expressly authorized to adopt, amend or repeal the by-laws of the corporation, provided, however, that the bylaws may only be amended in accordance with the provisions thereof.

B. Elections of directors need not be by written ballot unless the by-laws of the corporation shall so provide.

C. The books of the corporation may be kept at such place within or without the State of Delaware as the bylaws of the corporation may provide or as may be designated from time to time by the Board of Directors.

ARTICLE VI

No action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. Special meetings of the stockholders of the corporation may be called only by the Chairman of the Board or the Chief Executive Officer of the corporation or by a resolution adopted by the affirmative vote of a majority of the Board of Directors.

ARTICLE VII

A. Limitation on Liability. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law; or (4) for any transaction from which the director derived an improper personal benefit.

If the Delaware General Corporation Law hereafter is amended to further eliminate or limit the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law.

B. Indemnification. Each person who is or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in the second paragraph hereof, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this section shall be a contract right and shall include the right to be paid by the corporation for any expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this section or otherwise. The corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.

If a claim under the first paragraph of this section is not paid in full by the corporation within thirty (30) days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

C. Insurance. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

D. Repeal and Modification. Any repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer, employee or agent of the corporation existing at the time of such repeal or modification. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of the Corporation (and any other persons to which Delaware law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.

ARTICLE VIII

The Board of Directors is expressly empowered to adopt, amend or repeal the by-laws of the corporation; provided, however, that any adoption, amendment or repeal of the by-laws of the corporation by the Board of Directors shall require the approval of at least sixty-six and two-thirds percent (66-2/3%) of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any resolution providing for adoption, amendment or repeal is presented to the Board of Directors). The stockholders shall also have the power to adopt, amend or repeal the by-laws of the corporation, provided, however, that in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Restated Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of the stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for such adoption, amendment or repeal by the stockholders of any provisions of the by-laws of the corporation.

ARTICLE IX

Notwithstanding any other provision of this Restated Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of the stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend in any respect or repeal this Article IX, or Articles VI, VII and VIII.

Exhibit 10.10

LOGICVISION, INC.

CHANGE OF CONTROL SEVERANCE AGREEMENT

This Change of Control Severance Agreement (this "Agreement"), is made and entered into effective as of November 11, 2008 (the "Effective Date"), by and between James T. Healy (the "Executive") and LogicVision, Inc., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Section 1 below.

RECITALS

A. It is expected that the Company from time to time will consider the possibility of a Change of Control. The Board of Directors of the Company (the "Board") recognizes that such consideration can be a distraction to the Executive and can cause the Executive to consider alternative employment opportunities.

B. The Board believes that it is in the best interests of the Company and its shareholders to provide the Executive with an incentive to continue the Executive's employment and to maximize the value of the Company upon a Change of Control for the benefit of its shareholders.

C. In recognition of Executive's service with the Company during which time Executive's leadership has been fundamental to the Company's development and in order to provide the Executive with enhanced financial security and sufficient encouragement to remain with the Company notwithstanding the possibility of a Change of Control, the Board believes that it is imperative to provide the Executive with certain severance benefits upon the Executive's termination of employment in connection with a Change of Control.

AGREEMENT

In consideration of the mutual covenants herein contained and the continued employment of the Executive by the Company, the parties agree as follows:

1. Definition of Terms. The following terms referred to in this Agreement shall have the following meanings:

(a) Cause. "Cause" shall mean (i) commission of a felony, an act involving moral turpitude, or an act constituting common law fraud, and which has a material adverse effect on the business or affairs of the Company or its affiliates or stockholders; (ii) intentional or willful misconduct or refusal to follow the lawful instructions of the Board; or (iii) intentional breach of Company confidential information obligations which has an adverse effect on the Company or its affiliates or stockholders. For these purposes, no act or failure to act shall be considered "intentional or willful" unless it is done, or omitted to be done, in bad faith without a reasonable belief that the action or omission is in the best interests of the Company.

(b) Change of Control. "Change of Control" shall mean the occurrence of any of the following events:

(i) the approval by the shareholders of the Company of a plan of complete liquidation or dissolution of the Company or the closing of a sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition to a subsidiary of the Company or to an entity, the voting securities of which are owned by the stockholders of the Company in substantially the same proportions as their ownership of the Company's voting securities immediately prior to such sale or disposition;

(ii) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent directly or indirectly (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(iii) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becoming the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities.

Notwithstanding the foregoing, the term "Change of Control" shall not be deemed to have occurred if the Company files for bankruptcy protection, or if a petition for involuntary relief is filed against the Company.

(c) Involuntary Termination. "Involuntary Termination" shall mean:

(i) without the Executive's express written consent, a material reduction in the Executive's authority, duties or responsibilities relative to the Executive's authority, duties or responsibilities in effect immediately prior to the Change of Control provided that no such material reduction shall be deemed to occur solely by reason of the Company becoming a subsidiary or division of an acquiring entity;

(ii) without the Executive's express written consent, a material reduction by the Company of the Executive's base compensation as in effect immediately prior to the Change of Control;

(iii) without the Executive's express written consent, the relocation of the Executive's principal place of employment to a facility or a location more than fifty (50) miles from the Executive's current location;

(iv) any termination of the Executive by the Company which is not effected for Cause; or

(v) the failure of the Company to obtain the assumption of this Agreement or any other agreement between the Company and Executive by any successors contemplated in Section 7 below.

A termination shall not be considered an "Involuntary Termination" unless the Executive provides notice to the Company of the existence of the condition described in subsections (i), (ii), (iii) or (v) above within ninety (90) days of the initial existence of such condition, and the Company fails to remedy the condition within thirty (30) days following the receipt of such notice.

(d) Termination Date. "Termination Date" shall mean the effective date of any notice of termination delivered by one party to the other hereunder.

2. Term of Agreement. This Agreement shall terminate upon the date that all obligations of the parties hereto under this Agreement have been satisfied.

3. At-Will Employment. The Company and the Executive acknowledge that the Executive's employment is and shall continue to be at-will, as defined under applicable law.

4. Severance Benefits.

(a) Involuntary Termination in Connection with a Change of Control. If the Executive's employment with the Company terminates as a result of an Involuntary Termination on or at any time within three (3) months before or twelve months (12) months after a Change of Control, and the Executive signs and does not revoke a standard release of claims with the Company in a form reasonably acceptable to the Company, then the Executive shall be entitled to the following severance benefits (it being understood that no such benefits shall accrue and be payable (or take effect, as the case may be) unless and until a Change in Control occurs):

(i) 150% of the Executive's annual base salary as in effect as of the Termination Date, less applicable withholding, payable in a lump sum within thirty (30) days of the Involuntary Termination or, if later, the Change in Control;

(ii) 150% of the Executive's target bonus plus target commission for the fiscal year in which the Termination Date occurs, less applicable withholding, payable in a lump sum within thirty (30) days of the Involuntary Termination or, if later, the Change in Control;

(iii) acceleration of the vesting and exercisability of all of the Executive's options to acquire common stock of the Company or its successor, or the parent of either, to the extent outstanding, or of any deferred compensation into which the Executive's stock options were converted upon the Change of Control; and

(iv) reimbursement by the Company of the group health continuation coverage premiums for the Executive and the Executive's eligible dependents under Title X of the Consolidated Budget Reconciliation Act of 1985, as amended ("COBRA") as in effect through the lesser of (x) twelve (12) months from the date of such termination, (y) the date upon which the Executive and the Executive's eligible dependents become covered under similar plans or (z) the date the Executive no longer constitutes a "Qualified Beneficiary" (as such term is defined in Section 4980B(g) of the Code); provided, however, that the Executive will be solely responsible for electing such coverage within the required time period; and provided further, however, that payment of the reimbursement shall not be made prior to the Change in Control, but shall be deferred and paid within thirty (30) days after the Change in Control.

(b) Termination Apart from a Change of Control. If the Executive's employment with the Company terminates other than as a result of an Involuntary Termination on or within three (3) months before or twelve (12) months after a Change of Control then the Executive shall not be entitled to receive severance or other benefits hereunder.

(c) Accrued Wages and Vacation; Expenses. Without regard to the reason for, or the timing of, the Executive's termination of employment: (i) the Company shall pay the Executive any unpaid wages due for periods prior to the Termination Date; (ii) the Company shall pay the Executive all of the Executive's accrued and unused vacation through the Termination Date; and (iii) following submission of proper expense reports by the Executive, the Company shall reimburse the Executive for all expenses reasonably and necessarily incurred by the Executive in connection with the business of the Company prior to the Termination Date. These payments shall be made promptly upon termination and within the period of time mandated by law.

5. Limitation on Payments. In the event that the severance and other benefits provided for in this Agreement or otherwise payable to the Executive (i) constitute "parachute payments" within the meaning of Section 280G of the Code and (ii) would be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then the Executive's benefits under this Agreement shall be either:

(a) delivered in full or

(b) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax,

whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by the Executive on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code.

Unless the Company and the Executive otherwise agree in writing, any determination required under this Section 5 shall be made in writing by the Company's independent public accountants (the "Accountants"), whose determination shall be conclusive and binding upon the Executive and the Company for all purposes. For purposes of making the calculations required by this Section 5, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 5. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 5. Any reduction in benefits required pursuant to this Section 5 shall occur in the order that provides the maximum economic benefit to the Executive.

6. Section 409A; Delayed Commencement of Benefits. Notwithstanding any provision to the contrary in this Agreement:

(a) No cash severance and no Company-paid health care coverage to which the Executive otherwise becomes entitled under this Agreement shall be made or provided to the Executive prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of the Executive's "separation from service" with the Company (as such term is defined in Treasury Regulations issued under Code Section 409A) or (ii) the date of the Executive's death, if the Executive is deemed at the time of such separation from service to be a "specified employee" within the meaning of that term under Code Section 409A and such delayed commencement is otherwise required in order to avoid a prohibited distribution under Code Section 409A(a)(2). Upon the expiration of the applicable Code Section 409A(a)(2) deferral period, all payments and benefits deferred pursuant to this Section 6 (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to the Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. The Executive shall be entitled to interest on the deferred benefits and payments for the period the commencement of those benefits and payments is delayed by reason of Code Section 409A(a)(2), with such interest to accrue at the prime rate in effect from time to time during that period and to be paid in a lump sum upon the expiration of the deferral period.

(b) The date of the Executive's termination of employment for purposes of determining the date that any payment or benefit which is treated as nonqualified deferred compensation under Section 409A of the Code is to be paid or provided (or in determining whether an exemption to such treatment applies), shall be the date on which the Executive has incurred a "separation from service" as such term is defined in Treasury Regulations issued under Code Section 409A.

(c) In each case where this Agreement provides for the payment of an amount that constitutes nonqualified deferred compensation under Section 409A to be made to the Executive within a designated period (e.g., within 30 days after the date of termination) and such period begins and ends in different calendar years, the exact payment date within such range shall be determined by the Company, in its sole discretion, and the Executive shall have no right to designate the year in which the payment shall be made.

7. Successors.

(a) Company's Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets shall assume the Company's obligations under this Agreement and agree expressly to perform the Company's obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" shall include any successor to the Company's business and/or assets which executes and delivers the assumption agreement described in this subsection (a) or which becomes bound by the terms of this Agreement by operation of law.

(b) Executive's Successors. Without the written consent of the Company, the Executive shall not assign or transfer this Agreement or any right or obligation under this Agreement to any other person or entity. Notwithstanding the foregoing, the terms of this Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

8. Notices.

(a) General. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of the Executive, mailed notices shall be addressed to the Executive at the home address which the Executive most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

(b) Notice of Termination. Any termination by the Company for Cause or by the Executive as a result of an Involuntary Termination shall be communicated by a notice of termination to the other party hereto given in accordance with this Section 8. Such notice shall indicate the specific termination provision in this Agreement relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the Termination Date (which shall be not more than thirty (30) days after the giving of such notice). The failure by the Executive to include in the notice any fact or circumstance which contributes to a showing of Involuntary Termination shall not waive any right of the Executive hereunder or preclude the Executive from asserting such fact or circumstance in enforcing the Executive's rights hereunder, subject to the requirements of Section 1(c).

9. Non-Solicitation and Non-Competition.

(a) Non-Solicitation. Until the date that is eighteen (18) months from the date of termination of the Executive's employment with the Company, the Executive agrees and acknowledges that the Executive shall not either directly or indirectly solicit, induce, attempt to hire, recruit, encourage, take away, hire any employee of the Company or cause an employee to leave his or her employment either for the Executive or for any other entity or person. Upon any breach of this Section 9, all severance payments pursuant to this Agreement shall immediately cease.

(b) Non-Competition. Until the date Executive ceases to provide services to the Company (or any parent or subsidiary of the Company) or, if later, the date through which severance is payable pursuant to Section 4, Executive agrees to not, directly or indirectly, engage in (whether as an employee, consultant, agent, proprietor, principal, partner, stockholder, corporate officer, director or otherwise), nor have any ownership interest in or participate in the financing, operation, management or control of, any person, firm, corporation or business that competes with Company (or any parent or subsidiary of the Company); provided, however, that Executive shall not be prohibited from owning, solely as an investment, up to 1% of the stock of a publicly traded corporation or up to 5% of the equity of a non-publicly traded company.

10. Arbitration.

Any controversy involving the construction or application of any terms, covenants or conditions of this Agreement, or any claims arising out of any alleged breach of this Agreement, will be governed by the rules of the American Arbitration Association and submitted to and settled by final and binding arbitration in Santa Clara County, California, except that any alleged breach of the Executive's confidential information obligations shall not be submitted to arbitration and instead the Company may seek all legal and equitable remedies, including without limitation, injunctive relief.

11. Miscellaneous Provisions.

(a) No Duty to Mitigate. The Executive shall not be required to mitigate the amount of any payment contemplated by this Agreement, nor shall any such payment be reduced by any earnings that the Executive may receive from any other source.

(b) Waiver. No provision of this Agreement may be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c) Integration. This Agreement represents the entire agreement and understanding between the parties with respect to the payment of severance or other benefits if the Executive's employment with the Company terminates as a result of an Involuntary Termination within three months before or twelve (12) months following a Change of Control, and supersedes all prior or contemporaneous agreements, whether written or oral, with respect thereto, including, without limitation, the original agreement between the parties dated as of February 15, 2006; provided, however, that this Agreement does not supersede any agreement in respect of the payment of severance or other benefits in circumstances pursuant to which benefits would not be payable hereunder.

(d) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the internal substantive laws, but not the conflicts of law rules, of the State of California.

(e) Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(f) Employment Taxes. All payments made pursuant to this Agreement shall be subject to withholding of applicable income and employment taxes.

(g) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

* * *

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IN WITNESS WHEREOF, each of the parties has executed this amended and restated Agreement, in the case of the Company by its duly authorized officer or member of the Board of Directors, as of the day and year first above written.

COMPANY: LOGICVISION, INC.

By: /s/ GREGG ADKIN

Gregg Adkin

Title: Chairman of the Board

Date: November 12, 2008

EXECUTIVE: /s/ JAMES T. HEALY

Signature

James T. Healy

Printed Name

Date: November 12, 2008

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Exhibit 10.11

LOGICVISION, INC.

CHANGE OF CONTROL SEVERANCE AGREEMENT

This Change of Control Severance Agreement (this "Agreement"), is made and entered into effective as of November 11, 2008 (the "Effective Date"), by and between Fadi Maamari (the "Executive") and LogicVision, Inc., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Section 1 below.

RECITALS

A. It is expected that the Company from time to time will consider the possibility of a Change of Control. The Board of Directors of the Company (the "Board") recognizes that such consideration can be a distraction to the Executive and can cause the Executive to consider alternative employment opportunities.

B. The Board believes that it is in the best interests of the Company and its shareholders to provide the Executive with an incentive to continue the Executive's employment and to maximize the value of the Company upon a Change of Control for the benefit of its shareholders.

C. In recognition of Executive's service with the Company during which time Executive's leadership has been fundamental to the Company's development and in order to provide the Executive with enhanced financial security and sufficient encouragement to remain with the Company notwithstanding the possibility of a Change of Control, the Board believes that it is imperative to provide the Executive with certain severance benefits upon the Executive's termination of employment in connection with a Change of Control.

AGREEMENT

In consideration of the mutual covenants herein contained and the continued employment of the Executive by the Company, the parties agree as follows:

1. Definition of Terms. The following terms referred to in this Agreement shall have the following meanings:

(a) Cause. "Cause" shall mean (i) commission of a felony, an act involving moral turpitude, or an act constituting common law fraud, and which has a material adverse effect on the business or affairs of the Company or its affiliates or stockholders; (ii) intentional or willful misconduct or refusal to follow the lawful instructions of the Board; or (iii) intentional breach of Company confidential information obligations which has an adverse effect on the Company or its affiliates or stockholders. For these purposes, no act or failure to act shall be considered "intentional or willful" unless it is done, or omitted to be done, in bad faith without a reasonable belief that the action or omission is in the best interests of the Company.

(b) Change of Control. "Change of Control" shall mean the occurrence of any of the following events:

(i) the approval by the shareholders of the Company of a plan of complete liquidation or dissolution of the Company or the closing of a sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition to a subsidiary of the Company or to an entity, the voting securities of which are owned by the stockholders of the Company in substantially the same proportions as their ownership of the Company's voting securities immediately prior to such sale or disposition;

(ii) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent directly or indirectly (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(iii) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becoming the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities.

Notwithstanding the foregoing, the term "Change of Control" shall not be deemed to have occurred if the Company files for bankruptcy protection, or if a petition for involuntary relief is filed against the Company.

(c) Involuntary Termination. "Involuntary Termination" shall mean:

(i) without the Executive's express written consent, a material reduction in the Executive's authority, duties or responsibilities relative to the Executive's authority, duties or responsibilities in effect immediately prior to the Change of Control provided that no such material reduction shall be deemed to occur solely by reason of the Company becoming a subsidiary or division of an acquiring entity;

(ii) without the Executive's express written consent, a material reduction by the Company of the Executive's base compensation as in effect immediately prior to the Change of Control;

(iii) without the Executive's express written consent, the relocation of the Executive's principal place of employment to a facility or a location more than fifty (50) miles from the Executive's current location;

(iv) any termination of the Executive by the Company which is not effected for Cause; or

(v) the failure of the Company to obtain the assumption of this Agreement or any other agreement between the Company and Executive by any successors contemplated in Section 7 below.

A termination shall not be considered an "Involuntary Termination" unless the Executive provides notice to the Company of the existence of the condition described in subsections (i), (ii), (iii) or (v) above within ninety (90) days of the initial existence of such condition, and the Company fails to remedy the condition within thirty (30) days following the receipt of such notice.

(d) Termination Date. "Termination Date" shall mean the effective date of any notice of termination delivered by one party to the other hereunder.

2. Term of Agreement. This Agreement shall terminate upon the date that all obligations of the parties hereto under this Agreement have been satisfied.

3. At-Will Employment. The Company and the Executive acknowledge that the Executive's employment is and shall continue to be at-will, as defined under applicable law.

4. Severance Benefits.

(a) Involuntary Termination in Connection with a Change of Control. If the Executive's employment with the Company terminates as a result of an Involuntary Termination on or at any time within three (3) months before or twelve months (12) months after a Change of Control, and the Executive signs and does not revoke a standard release of claims with the Company in a form reasonably acceptable to the Company, then the Executive shall be entitled to the following severance benefits (it being understood that no such benefits shall accrue and be payable (or take effect, as the case may be) unless and until a Change in Control occurs):

(i) 100% of the Executive's annual base salary as in effect as of the Termination Date, less applicable withholding, payable in a lump sum within thirty (30) days of the Involuntary Termination or, if later, the Change in Control;

(ii) 100% of the Executive's target bonus plus target commission for the fiscal year in which the Termination Date occurs, less applicable withholding, payable in a lump sum within thirty (30) days of the Involuntary Termination or, if later, the Change in Control;

(iii) acceleration of the vesting and exercisability of all of the Executive's options to acquire common stock of the Company or its successor, or the parent of either, to the extent outstanding, or of any deferred compensation into which the Executive's stock options were converted upon the Change of Control; and

(iv) reimbursement by the Company of the group health continuation coverage premiums for the Executive and the Executive's eligible dependents under Title X of the Consolidated Budget Reconciliation Act of 1985, as amended ("COBRA") as in effect through the lesser of (x) twelve (12) months from the date of such termination, (y) the date upon which the Executive and the Executive's eligible dependents become covered under similar plans or (z) the date the Executive no longer constitutes a "Qualified Beneficiary" (as such term is defined in Section 4980B(g) of the Code); provided, however, that the Executive will be solely responsible for electing such coverage within the required time period; and provided further, however, that payment of the reimbursement shall not be made prior to the Change in Control, but shall be deferred and paid within thirty (30) days after the Change in Control.

(b) Termination Apart from a Change of Control. If the Executive's employment with the Company terminates other than as a result of an Involuntary Termination on or within three (3) months before or twelve (12) months after a Change of Control then the Executive shall not be entitled to receive severance or other benefits hereunder.

(c) Accrued Wages and Vacation; Expenses. Without regard to the reason for, or the timing of, the Executive's termination of employment: (i) the Company shall pay the Executive any unpaid wages due for periods prior to the Termination Date; (ii) the Company shall pay the Executive all of the Executive's accrued and unused vacation through the Termination Date; and (iii) following submission of proper expense reports by the Executive, the Company shall reimburse the Executive for all expenses reasonably and necessarily incurred by the Executive in connection with the business of the Company prior to the Termination Date. These payments shall be made promptly upon termination and within the period of time mandated by law.

5. Limitation on Payments. In the event that the severance and other benefits provided for in this Agreement or otherwise payable to the Executive (i) constitute "parachute payments" within the meaning of Section 280G of the Code and (ii) would be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then the Executive's benefits under this Agreement shall be either:

(a) delivered in full or

(b) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by the Executive on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code.

Unless the Company and the Executive otherwise agree in writing, any determination required under this Section 5 shall be made in writing by the Company's independent public accountants (the "Accountants"), whose determination shall be conclusive and binding upon the Executive and the Company for all purposes. For purposes of making the calculations required by this Section 5, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 5. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 5. Any reduction in benefits required pursuant to this Section 5 shall occur in the order that provides the maximum economic benefit to the Executive.

6. Section 409A; Delayed Commencement of Benefits. Notwithstanding any provision to the contrary in this Agreement:

(a) No cash severance and no Company-paid health care coverage to which the Executive otherwise becomes entitled under this Agreement shall be made or provided to the Executive prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of the Executive's "separation from service" with the Company (as such term is defined in Treasury Regulations issued under Code Section 409A) or (ii) the date of the Executive's death, if the Executive is deemed at the time of such separation from service to be a "specified employee" within the meaning of that term under Code Section 409A and such delayed commencement is otherwise required in order to avoid a prohibited distribution under Code Section 409A(a)(2). Upon the expiration of the applicable Code Section 409A(a)(2) deferral period, all payments and benefits deferred pursuant to this Section 6 (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to the Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. The Executive shall be entitled to interest on the deferred benefits and payments for the period the commencement of those benefits and payments is delayed by reason of Code Section 409A(a)(2), with such interest to accrue at the prime rate in effect from time to time during that period and to be paid in a lump sum upon the expiration of the deferral period.

(b) The date of the Executive's termination of employment for purposes of determining the date that any payment or benefit which is treated as nonqualified deferred compensation under Section 409A of the Code is to be paid or provided (or in determining whether an exemption to such treatment applies), shall be the date on which the Executive has incurred a "separation from service" as such term is defined in Treasury Regulations issued under Code Section 409A.

(c) In each case where this Agreement provides for the payment of an amount that constitutes nonqualified deferred compensation under Section 409A to be made to the Executive within a designated period (e.g., within 30 days after the date of termination) and such period begins and ends in different calendar years, the exact payment date within such range shall be determined by the Company, in its sole discretion, and the Executive shall have no right to designate the year in which the payment shall be made.

7. Successors.

(a) Company's Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets shall assume the Company's obligations under this Agreement and agree expressly to perform the Company's obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" shall include any successor to the Company's business and/or assets which executes and delivers the assumption agreement described in this subsection (a) or which becomes bound by the terms of this Agreement by operation of law.

(b) Executive's Successors. Without the written consent of the Company, the Executive shall not assign or transfer this Agreement or any right or obligation under this Agreement to any other person or entity. Notwithstanding the foregoing, the terms of this Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

8. Notices.

(a) General. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of the Executive, mailed notices shall be addressed to the Executive at the home address which the Executive most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

(b) Notice of Termination. Any termination by the Company for Cause or by the Executive as a result of an Involuntary Termination shall be communicated by a notice of termination to the other party hereto given in accordance with this Section 8. Such notice shall indicate the specific termination provision in this Agreement relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the Termination Date (which shall be not more than thirty (30) days after the giving of such notice). The failure by the Executive to include in the notice any fact or circumstance which contributes to a showing of Involuntary Termination shall not waive any right of the Executive hereunder or preclude the Executive from asserting such fact or circumstance in enforcing the Executive's rights hereunder, subject to the requirements of Section 1(c).

9. Non-Solicitation and Non-Competition.

(a) Non-Solicitation. Until the date that is twelve (12) months from the date of termination of the Executive's employment with the Company, the Executive agrees and acknowledges that the Executive shall not either directly or indirectly solicit, induce, attempt to hire, recruit, encourage, take away, hire any employee of the Company or cause an employee to leave his or her employment either for the Executive or for any other entity or person. Upon any breach of this Section 9, all severance payments pursuant to this Agreement shall immediately cease.

(b) Non-Competition. Until the date Executive ceases to provide services to the Company (or any parent or subsidiary of the Company) or, if later, the date through which severance is payable pursuant to Section 4, Executive agrees to not, directly or indirectly, engage in (whether as an employee, consultant, agent, proprietor, principal, partner, stockholder, corporate officer, director or otherwise), nor have any ownership interest in or participate in the financing, operation, management or control of, any person, firm, corporation or business that competes with Company (or any parent or subsidiary of the Company); provided, however, that Executive shall not be prohibited from owning, solely as an investment, up to 1% of the stock of a publicly traded corporation or up to 5% of the equity of a non-publicly traded company.

10. Arbitration.

Any controversy involving the construction or application of any terms, covenants or conditions of this Agreement, or any claims arising out of any alleged breach of this Agreement, will be governed by the rules of the American Arbitration Association and submitted to and settled by final and binding arbitration in Santa Clara County, California, except that any alleged breach of the Executive's confidential information obligations shall not be submitted to arbitration and instead the Company may seek all legal and equitable remedies, including without limitation, injunctive relief.

11. Miscellaneous Provisions.

(a) No Duty to Mitigate. The Executive shall not be required to mitigate the amount of any payment contemplated by this Agreement, nor shall any such payment be reduced by any earnings that the Executive may receive from any other source.

(b) Waiver. No provision of this Agreement may be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c) Integration. This Agreement represents the entire agreement and understanding between the parties with respect to the payment of severance or other benefits if the Executive's employment with the Company terminates as a result of an Involuntary Termination within three months before or twelve (12) months following a Change of Control, and supersedes all prior or contemporaneous agreements, whether written or oral, with respect thereto, including, without limitation, the original agreement between the parties dated as of November 8, 2006; provided, however, that this Agreement does not supersede any agreement in respect of the payment of severance or other benefits in circumstances pursuant to which benefits would not be payable hereunder.

(d) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the internal substantive laws, but not the conflicts of law rules, of the State of California.

(e) Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(f) Employment Taxes. All payments made pursuant to this Agreement shall be subject to withholding of applicable income and employment taxes.

(g) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

* * *

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IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer or member of the Board of Directors, as of the day and year first above written.

COMPANY:	LOGICVISION, INC.
	By: /s/ GREGG ADKIN **Gregg Adkin**
	Title: Chairman of the Board
	Date: November 12, 2008
EXECUTIVE:	/s/ FADI MAAMARI Signature
	Fadi Maamari Printed Name
	Date: November 12, 2008

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Exhibit 10.12

LOGICVISION, INC.

CHANGE OF CONTROL SEVERANCE AGREEMENT

This Change of Control Severance Agreement (this "Agreement"), is made and entered into effective as of November 11, 2008 (the "Effective Date"), by and between Mei Song (the "Executive") and LogicVision, Inc., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Section 1 below.

RECITALS

A. It is expected that the Company from time to time will consider the possibility of a Change of Control. The Board of Directors of the Company (the "Board") recognizes that such consideration can be a distraction to the Executive and can cause the Executive to consider alternative employment opportunities.

B. The Board believes that it is in the best interests of the Company and its shareholders to provide the Executive with an incentive to continue the Executive's employment and to maximize the value of the Company upon a Change of Control for the benefit of its shareholders.

C. In recognition of Executive's service with the Company during which time Executive's leadership has been fundamental to the Company's development and in order to provide the Executive with enhanced financial security and sufficient encouragement to remain with the Company notwithstanding the possibility of a Change of Control, the Board believes that it is imperative to provide the Executive with certain severance benefits upon the Executive's termination of employment in connection with a Change of Control.

AGREEMENT

In consideration of the mutual covenants herein contained and the continued employment of the Executive by the Company, the parties agree as follows:

1. Definition of Terms. The following terms referred to in this Agreement shall have the following meanings:

(a) Cause. "Cause" shall mean (i) commission of a felony, an act involving moral turpitude, or an act constituting common law fraud, and which has a material adverse effect on the business or affairs of the Company or its affiliates or stockholders; (ii) intentional or willful misconduct or refusal to follow the lawful instructions of the Board; or (iii) intentional breach of Company confidential information obligations which has an adverse effect on the Company or its affiliates or stockholders. For these purposes, no act or failure to act shall be considered "intentional or willful" unless it is done, or omitted to be done, in bad faith without a reasonable belief that the action or omission is in the best interests of the Company.

(b) Change of Control. "Change of Control" shall mean the occurrence of any of the following events:

(i) the approval by the shareholders of the Company of a plan of complete liquidation or dissolution of the Company or the closing of a sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition to a subsidiary of the Company or to an entity, the voting securities of which are owned by the stockholders of the Company in substantially the same proportions as their ownership of the Company's voting securities immediately prior to such sale or disposition;

(ii) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent directly or indirectly (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(iii) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becoming the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities.

Notwithstanding the foregoing, the term "Change of Control" shall not be deemed to have occurred if the Company files for bankruptcy protection, or if a petition for involuntary relief is filed against the Company.

(c) Involuntary Termination. "Involuntary Termination" shall mean:

(i) without the Executive's express written consent, a material reduction in the Executive's authority, duties or responsibilities relative to the Executive's authority, duties or responsibilities in effect immediately prior to the Change of Control provided that no such material reduction shall be deemed to occur solely by reason of the Company becoming a subsidiary or division of an acquiring entity;

(ii) without the Executive's express written consent, a material reduction by the Company of the Executive's base compensation as in effect immediately prior to the Change of Control;

(iii) without the Executive's express written consent, the relocation of the Executive's principal place of employment to a facility or a location more than fifty (50) miles from the Executive's current location;

(iv) any termination of the Executive by the Company which is not effected for Cause; or

(v) the failure of the Company to obtain the assumption of this Agreement or any other agreement between the Company and Executive by any successors contemplated in Section 7 below.

A termination shall not be considered an "Involuntary Termination" unless the Executive provides notice to the Company of the existence of the condition described in subsections (i), (ii), (iii) or (v) above within ninety (90) days of the initial existence of such condition, and the Company fails to remedy the condition within thirty (30) days following the receipt of such notice.

(d) Termination Date. "Termination Date" shall mean the effective date of any notice of termination delivered by one party to the other hereunder.

2. Term of Agreement. This Agreement shall terminate upon the date that all obligations of the parties hereto under this Agreement have been satisfied.

3. At-Will Employment. The Company and the Executive acknowledge that the Executive's employment is and shall continue to be at-will, as defined under applicable law.

4. Severance Benefits.

(a) Involuntary Termination in Connection with a Change of Control. If the Executive's employment with the Company terminates as a result of an Involuntary Termination on or at any time within three (3) months before or twelve months (12) months after a Change of Control, and the Executive signs and does not revoke a standard release of claims with the Company in a form reasonably acceptable to the Company, then the Executive shall be entitled to the following severance benefits (it being understood that no such benefits shall accrue and be payable (or take effect, as the case may be) unless and until a Change in Control occurs):

(i) 100% of the Executive's annual base salary as in effect as of the Termination Date, less applicable withholding, payable in a lump sum within thirty (30) days of the Involuntary Termination or, if later, the Change in Control;

(ii) 100% of the Executive's target bonus plus target commission for the fiscal year in which the Termination Date occurs, less applicable withholding, payable in a lump sum within thirty (30) days of the Involuntary Termination or, if later, the Change in Control;

(iii) acceleration of the vesting and exercisability of all of the Executive's options to acquire common stock of the Company or its successor, or the parent of either, to the extent outstanding, or of any deferred compensation into which the Executive's stock options were converted upon the Change of Control; and

(iv) reimbursement by the Company of the group health continuation coverage premiums for the Executive and the Executive's eligible dependents under Title X of the Consolidated Budget Reconciliation Act of 1985, as amended ("COBRA") as in effect through the lesser of (x) twelve (12) months from the date of such termination, (y) the date upon which the Executive and the Executive's eligible dependents become covered under similar plans or (z) the date the Executive no longer constitutes a "Qualified Beneficiary" (as such term is defined in Section 4980B(g) of the Code); provided, however, that the Executive will be solely responsible for electing such coverage within the required time period; and provided further, however, that payment of the reimbursement shall not be made prior to the Change in Control, but shall be deferred and paid within thirty (30) days after the Change in Control.

(b) Termination Apart from a Change of Control. If the Executive's employment with the Company terminates other than as a result of an Involuntary Termination on or within three (3) months before or twelve (12) months after a Change of Control then the Executive shall not be entitled to receive severance or other benefits hereunder.

(c) Accrued Wages and Vacation; Expenses. Without regard to the reason for, or the timing of, the Executive's termination of employment: (i) the Company shall pay the Executive any unpaid wages due for periods prior to the Termination Date; (ii) the Company shall pay the Executive all of the Executive's accrued and unused vacation through the Termination Date; and (iii) following submission of proper expense reports by the Executive, the Company shall reimburse the Executive for all expenses reasonably and necessarily incurred by the Executive in connection with the business of the Company prior to the Termination Date. These payments shall be made promptly upon termination and within the period of time mandated by law.

5. Limitation on Payments. In the event that the severance and other benefits provided for in this Agreement or otherwise payable to the Executive (i) constitute "parachute payments" within the meaning of Section 280G of the Code and (ii) would be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then the Executive's benefits under this Agreement shall be either:

(a) delivered in full or

(b) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by the Executive on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code.

Unless the Company and the Executive otherwise agree in writing, any determination required under this Section 5 shall be made in writing by the Company's independent public accountants (the "Accountants"), whose determination shall be conclusive and binding upon the Executive and the Company for all purposes. For purposes of making the calculations required by this Section 5, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 5. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 5. Any reduction in benefits required pursuant to this Section 5 shall occur in the order that provides the maximum economic benefit to the Executive.

6. Section 409A; Delayed Commencement of Benefits. Notwithstanding any provision to the contrary in this Agreement:

(a) No cash severance and no Company-paid health care coverage to which the Executive otherwise becomes entitled under this Agreement shall be made or provided to the Executive prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of the Executive's "separation from service" with the Company (as such term is defined in Treasury Regulations issued under Code Section 409A) or (ii) the date of the Executive's death, if the Executive is deemed at the time of such separation from service to be a "specified employee" within the meaning of that term under Code Section 409A and such delayed commencement is otherwise required in order to avoid a prohibited distribution under Code Section 409A(a)(2). Upon the expiration of the applicable Code Section 409A(a)(2) deferral period, all payments and benefits deferred pursuant to this Section 6 (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to the Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. The Executive shall be entitled to interest on the deferred benefits and payments for the period the commencement of those benefits and payments is delayed by reason of Code Section 409A(a)(2), with such interest to accrue at the prime rate in effect from time to time during that period and to be paid in a lump sum upon the expiration of the deferral period.

(b) The date of the Executive's termination of employment for purposes of determining the date that any payment or benefit which is treated as nonqualified deferred compensation under Section 409A of the Code is to be paid or provided (or in determining whether an exemption to such treatment applies), shall be the date on which the Executive has incurred a "separation from service" as such term is defined in Treasury Regulations issued under Code Section 409A.

(c) In each case where this Agreement provides for the payment of an amount that constitutes nonqualified deferred compensation under Section 409A to be made to the Executive within a designated period (e.g., within 30 days after the date of termination) and such period begins and ends in different calendar years, the exact payment date within such range shall be determined by the Company, in its sole discretion, and the Executive shall have no right to designate the year in which the payment shall be made.

7. Successors.

(a) Company's Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets shall assume the Company's obligations under this Agreement and agree expressly to perform the Company's obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" shall include any successor to the Company's business and/or assets which executes and delivers the assumption agreement described in this subsection (a) or which becomes bound by the terms of this Agreement by operation of law.

(b) Executive's Successors. Without the written consent of the Company, the Executive shall not assign or transfer this Agreement or any right or obligation under this Agreement to any other person or entity. Notwithstanding the foregoing, the terms of this Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

8. Notices.

(a) General. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of the Executive, mailed notices shall be addressed to the Executive at the home address which the Executive most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

(b) Notice of Termination. Any termination by the Company for Cause or by the Executive as a result of an Involuntary Termination shall be communicated by a notice of termination to the other party hereto given in accordance with this Section 8. Such notice shall indicate the specific termination provision in this Agreement relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the Termination Date (which shall be not more than thirty (30) days after the giving of such notice). The failure by the Executive to include in the notice any fact or circumstance which contributes to a showing of Involuntary Termination shall not waive any right of the Executive hereunder or preclude the Executive from asserting such fact or circumstance in enforcing the Executive's rights hereunder, subject to the requirements of Section 1(c).

9. Non-Solicitation and Non-Competition.

(a) Non-Solicitation. Until the date that is twelve (12) months from the date of termination of the Executive's employment with the Company, the Executive agrees and acknowledges that the Executive shall not either directly or indirectly solicit, induce, attempt to hire, recruit, encourage, take away, hire any employee of the Company or cause an employee to leave his or her employment either for the Executive or for any other entity or person. Upon any breach of this Section 9, all severance payments pursuant to this Agreement shall immediately cease.

(b) Non-Competition. Until the date Executive ceases to provide services to the Company (or any parent or subsidiary of the Company) or, if later, the date through which severance is payable pursuant to Section 4, Executive agrees to not, directly or indirectly, engage in (whether as an employee, consultant, agent, proprietor, principal, partner, stockholder, corporate officer, director or otherwise), nor have any ownership interest in or participate in the financing, operation, management or control of, any person, firm, corporation or business that competes with Company (or any parent or subsidiary of the Company); provided, however, that Executive shall not be prohibited from owning, solely as an investment, up to 1% of the stock of a publicly traded corporation or up to 5% of the equity of a non-publicly traded company.

10. Arbitration.

Any controversy involving the construction or application of any terms, covenants or conditions of this Agreement, or any claims arising out of any alleged breach of this Agreement, will be governed by the rules of the American Arbitration Association and submitted to and settled by final and binding arbitration in Santa Clara County, California, except that any alleged breach of the Executive's confidential information obligations shall not be submitted to arbitration and instead the Company may seek all legal and equitable remedies, including without limitation, injunctive relief.

11. Miscellaneous Provisions.

(a) No Duty to Mitigate. The Executive shall not be required to mitigate the amount of any payment contemplated by this Agreement, nor shall any such payment be reduced by any earnings that the Executive may receive from any other source.

(b) Waiver. No provision of this Agreement may be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c) Integration. This Agreement represents the entire agreement and understanding between the parties with respect to the payment of severance or other benefits if the Executive's employment with the Company terminates as a result of an Involuntary Termination within three months before or twelve (12) months following a Change of Control, and supersedes all prior or contemporaneous agreements, whether written or oral, with respect thereto; provided, however, that this Agreement does not supersede any agreement in respect of the payment of severance or other benefits in circumstances pursuant to which benefits would not be payable hereunder.

(d) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the internal substantive laws, but not the conflicts of law rules, of the State of California.

(e) Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(f) Employment Taxes. All payments made pursuant to this Agreement shall be subject to withholding of applicable income and employment taxes.

(g) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

* * *

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IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer or member of the Board of Directors, as of the day and year first above written.

COMPANY: LOGICVISION, INC.

By: /s/ GREGG ADKIN

Gregg Adkin

Title: Chairman of the Board

Date: November 12, 2008

EXECUTIVE: /s/ MEI SONG

Signature

Mei Song

Printed Name

Date: November 12, 2008

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EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-73008, 333-74336, 333-81704, 333-81696, 333-103766, 333-103767, 333-113676, 333-113678, 333-124499, 333-134137, 333-134141, 333-143137, 333-143136, 333-151092 and 333-151093) and Form S-3 (Nos. 333-124123, 333-137991 and 333-139998) of our report dated March 18, 2009 relating to the consolidated financial statements and financial statement schedule, which appears in LogicVision, Inc.'s Annual Report on Form 10-K.

/s/ Burr, Pilger & Mayer LLP

Palo Alto, California
March 18, 2009

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EXHIBIT 31.1

Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for the Period Ended December 31, 2008

CERTIFICATION

I, James T. Healy, certify that:

1. I have reviewed this annual report on Form 10-K of LogicVision, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; and

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2009

By: /s/ JAMES T. HEALY

James T. Healy
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for the Period Ended December 31, 2008

CERTIFICATION

I, Mei Song, certify that:

1. I have reviewed this annual report on Form 10-K of LogicVision, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; and

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2009

By: /s/ Mei Song

Mei Song
Vice President of Finance and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER UNDER 18 U.S.C. § 1350

I, James T. Healy, the chief executive officer of LogicVision, Inc. (the "Company"), certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to the best of my knowledge,

(i) the Annual Report of the Company on Form 10-K for the period ended December 31, 2008 (the "Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JAMES T. HEALY

James T. Healy

March 18, 2009

EXHIBIT 32.2

STATEMENT OF CHIEF FINANCIAL OFFICER UNDER 18 U.S.C. § 1350

I, Mei Song, the chief financial officer of LogicVision, Inc. (the "Company"), certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to the best of my knowledge,

(i) the Annual Report of the Company on Form 10-K for the period ended December 31, 2008 (the "Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mei Song

Mei Song

March 18, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-31773

LOGICVISION, INC.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**94-3166964** **(IRS Employer Identification No.)**
25 Metro Drive, Third Floor **San Jose, California 95110** **(Address of principal executive offices)**	**(408) 453-0146** **(Registrant's telephone number, including area code)**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.0001 per share	**The NASDAQ Stock Market LLC**
Series A Participating Preferred Stock Purchase Rights	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant (based upon the closing sale price on The Nasdaq Capital Market on June 30, 2008) was approximately $7.5 million. Shares held by each executive officer, director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 31, 2009, there were 9,473,572 shares of Common Stock, $0.0001 per share par value, outstanding.

LOGICVISION, INC.

TABLE OF CONTENTS

2008 FORM 10-K/A

EXPLANATORY NOTE

LogicVision, Inc. is filing this Amendment No. 1 (the "Amended Report") to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the "SEC") on March 18, 2009 (the "Original Report") in order to add certain information required by the following items of Form 10-K:

Item	Description
Item 10.	Directors, Executive Officers and Corporate Governance
Item 11.	Executive Compensation
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Item 13.	Certain Relationships and Related Transactions, and Director Independence
Item 14.	Principal Accountant Fees and Services

We hereby amend Items 10, 11, 12, 13 and 14 of Part III of our Original Report by deleting the text of such Items 10, 11, 12, 13 and 14 in their entirety and replacing them with the information provided below under the respective headings. The Amended Report does not affect any other items in our Original Report. As a result of this amendment, we are also filing as exhibits to this Amended Report the certifications pursuant to section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements are contained in this Amended Report, we are not including certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except as otherwise expressly stated for the items amended in this Amended Report, this Amended Report continues to speak as of the date of the Original Report and we have not updated the disclosure contained herein to reflect events that have occurred since the filing of the Original Report. Accordingly, this Amended Report should be read in conjunction with our Original Report and our other filings made with the SEC subsequent to the filing of the Original Report.

All references to the "Company, "we", "us", or "our" mean LogicVision, Inc.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors

Biographical information concerning each of the directors is set forth below.

Name	Served as Director Since	Age	Principal Business Experience for the Past Five Years
Gregg E. Adkin	2004	45	Mr. Adkin was appointed Chairman of the Board in March 2006. Mr. Adkin has been a General Partner at Valley Ventures, a venture capital fund, since May 2001. From 1986 to April 2001, Mr. Adkin was employed at Intel Corporation, most recently as Director of Strategic Investments. Mr. Adkin is on the Board of Directors of Innovasic Semiconductor Corp, Newport Imaging Corporation and Seclarity, Inc. Mr. Adkin holds a BS in Electrical Engineering from Boston University.
James T. Healy	2003	68	Mr. Healy has served as the Company's President and Chief Executive Officer since December 2003. From July 2002 to November 2003, Mr. Healy was President of Spirox USA and Executive Vice President of Business Development and Strategic Marketing for Spirox Corporation, a provider of semiconductor manufacturing equipment and software. From April 2000 to June 2002, Mr. Healy was President of ASAT, Inc., a provider of semiconductor design, assembly and test services. From December 1999 to March 2000, Mr. Healy served as an independent consultant to software companies and from May 1998 to November 1999, Mr. Healy was Executive Vice President, Sales & Marketing at FormFactor, Inc., a manufacturer of advanced semiconductor wafer probe cards. He holds a BS in Business and an MS in Psychology from California State University, Hayward.
Randall A. Hughes . .	2004	70	Mr. Hughes has been the Chairman, President, Chief Executive Officer and founder of ManSim Inc., a manufacturing software company, since June 2002. Mr. Hughes was a consultant to Valchemy, Inc. from May 2001 to September 2006. From November 1999 to October 2001, Mr. Hughes was Vice President of Business Development at Genesis Semiconductor. Mr. Hughes holds a BA with majors in Mathematics and Physics from Northern Michigan University.

Name	Served as Director Since	Age	Principal Business Experience for the Past Five Years
Richard Okumoto . . .	2007	56	Mr. Okumoto has been the Chief Financial Officer for Advanced Micro- Fabrication Equipment, Inc., a manufacturer of capital equipment for the semiconductor industry, since May 2007. Mr. Okumoto served as a director for Vitex Systems Inc., from January 2005 to January 2006. From May 2003 until May 2005, he was the Chief Financial Officer and Secretary of Photon Dynamics, Inc., a manufacturer of capital equipment for the flat panel display industry. From December 2002 until May 2003, Mr. Okumoto was Vice President of Administration and Chief Financial Officer at Electro Scientific Industries, Inc., a manufacturer of semiconductor capital equipment. Mr. Okumoto currently serves as a member of the Board of Directors for the San Jose State University Research Foundation. Mr. Okumoto holds a B.S. in Business Administration from San Jose State University.
Matthew Raggett . . .	2004	48	Mr. Raggett has been the President and Chief Executive Officer of Adaus Ventures since February 2004. From October 2002 to February 2004, Mr. Raggett served as the President and Chief Executive Officer of Analog Design Automation, Inc. From August 1995 to October 2002, Mr. Raggett was the Vice President of Worldwide Field Operations for inSilicon Corporation. Mr. Raggett holds a higher technical certificate in Electronic Engineering (BSEE) from Brighton Technical College, England.
Richard C. Yonker . .	2003	61	Mr. Yonker has been the Senior Vice President of Finance and the Chief Financial Officer of Vitesse Semiconductor Corporation since December 2006. Mr. Yonker was the Chief Financial Officer of Capella Photonics, Inc., an optical network company, from October 2005 to November 2006. He previously was the Chief Financial Officer of Avanex Corporation, an optical components company, from April 2005 to September 2005. From March 2004 to March 2005, he was the Chief Financial Officer of Actelis Networks, Inc., a fiber performance over copper telecom company. From February 2003 to February 2004 he was a consultant. Mr. Yonker served as Chief Financial Officer of Agility Communications, Inc., an optical networking component company, from November 2000 to January 2003. From March 2000 to October 2000, Mr. Yonker was Vice President and Chief Financial Officer of MMC Networks, Inc., a semiconductor company acquired by Applied Micro Circuits Corporation in October 2000. Mr. Yonker holds an MS in Management (Finance) from MIT, and a BS in Industrial Engineering from General Motors Institute.

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a) (58) (A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Richard Okumoto (Chairperson), Randall A. Hughes and Richard C. Yonker. All of such members qualify as an "independent director" under applicable Nasdaq Stock Market standards and meet the standards established by The Nasdaq Stock Market for serving on an audit committee. The Company's Board of Directors has determined that Mr. Okumoto qualifies as an "audit committee financial expert" under the definition outlined by the Securities and Exchange Commission.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws of the United States, the Company's directors, executive officers and any persons holding more than 10% of the Company's Common Stock are required to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to identify in those persons who failed to timely file these reports. To the Company's knowledge, based solely on a review of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to our officers, directors and 10% stockholders were satisfied for 2008, except for Gregg E. Adkin, Randall A. Hughes, Richard Okumoto, Matthew Raggett and Richard C. Yonker, who each filed one late report in connection with an annual grant of non-qualified stock options under the Company's 2000 Stock Incentive Plan.

Code of Business Conduct

The Company has adopted a Code of Business Conduct for all of its directors, officers and employees. The Company's Code of Business Conduct is available on the Company's website at *www.logicvision.com.* To date, there have been no waivers under the Company's Code of Business Conduct. The Company will disclose future amendments to certain provisions of its Code of Business Conduct and will post any waivers, if and when granted, under its Code of Business Conduct on the Company's website at *www.logicvision.com.*

Executive Officers

Certain information required by this item concerning executive officers is set forth in Part I of this Report under the caption "Executive Officers of the Registrant" and is incorporated herein by reference.

Item 11. Executive Compensation

Executive Compensation

The Summary Compensation Table and the tables that follow provide compensation information for James T. Healy, as President and Chief Executive Officer, the two most highly compensated executive officers of the Company who were serving as executive officers at the end of 2008, which in 2008 were Fadi Maamari and Mei Song, and Ronald H. Mabry, a former executive officer of the Company.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)	Total ($)
James T. Healy	2008	311,000	176,079	—	12,000(4)	535,994
President and Chief Executive Officer	2007	300,000	143,994	80,000	12,000(4)	535,994
Fadi Maamari	2008	222,250	104,517	—	—	326,767
Chief Operating Officer (1)						
Mei Song	2008	138,125	52,391	—	—	190,516
Vice President, Finance and Chief Financial Officer (2)						
Ronald H. Mabry	2008	225,451	56,623	—	50,533(6)	332,607
Former Vice President Field Operations & Applications Engineering (3)	2007	254,148	87,135	24,000	7,200(7)	372,483

(1) Mr. Maamari was appointed Chief Operating Officer effective October 14, 2008.

(2) Ms. Song was appointed Vice President, Finance and Chief Financial Officer effective October 14, 2008.

(3) On October 24, 2008, the Company entered into a separation agreement with Ronald H. Mabry.

(4) Amounts listed in this column represent the compensation expense of option awards recognized by the Company under FAS 123R for the corresponding fiscal year, rather than amounts paid to or realized by a named individual, and includes expense recognized for awards granted prior to such year. Please refer to Note 8 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008 for the underlying assumptions for this expense. There can be no assurance the options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the compensation expense recognized by the Company.

(5) Amounts listed in this column represent bonuses paid under the annual incentive compensation plan for 2007. These amounts are not reported in the Bonus column because the award is tied to corporate performance goals.

(6) Represents $43,333 in separation payments and $7,200 in payments made with respect of an auto allowance.

(7) Represents payments made with respect of an auto allowance.

Salary

The annual salaries of the named executive officers are reflected under the Salary column of the Summary Compensation Table. The Compensation Committee reviews salaries on an annual basis, and may recommend to the independent members of the Board of Directors adjustments to each executive officer's salary from time to time based on the individual's contributions and responsibilities on a case-by-case basis.

Incentive Compensation

None of our named executive officers earned a bonus under our cash bonus plan for the 2008 fiscal year. Under the cash bonus plan for the 2008 fiscal year, which was based upon both qualitative and quantitative goals, bonuses to executive officers were based upon the achievement of specified targets relating to bookings, revenues, net income/net loss, net end-of-period cash and qualitative objectives. The independent members of the Board of Directors, taking into account the recommendations of the Compensation Committee of the Board of Directors, approved the 2008 cash bonus plan. Achievement of each of the target objectives for bookings, revenues, net income/net loss, and net end-of-period cash would have resulted in payment of up to 20% of the target bonus, provided that the Company met or exceeded minimum threshold targets of bookings, revenues, net income/net loss, and net end-of-period cash. Executive officers were eligible to receive 120% of their target bonuses if the Company met or exceeded the highest threshold targets for bookings, revenues, net income/net loss, net end-of-period cash and qualitative objectives.

Stock Option Awards

In 2008, all named executive officers received grants of options to purchase Common Stock. The exercise price was the fair market value of the Company's Common Stock on the grant date. Although these awards will generally vest and become exercisable over a four-year period, the amounts disclosed in the Option Awards column of the Summary Compensation Table attributable to the 2008 awards reflect the portion of these awards expensed by the Company in the 2008 fiscal year under FAS 123R. The balance of the amount set forth in the Option Awards column is attributable to the amounts expensed by the Company in the 2008 fiscal year for outstanding stock option awards from previous years under FAS 123R.

The amounts, if any, actually realized by the named executive officers for the 2008 awards will vary depending on the vesting of the award and the price of the Company's Common Stock in relation to the exercise price at the time of exercise. Detail regarding the number of exercisable and unexercisable options held by each named executive officer at year-end is set forth in the Outstanding Equity Awards at Fiscal Year-End Table below.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

In 2003, the Compensation Committee recommended, and the Board of Directors approved, the amendment of the outstanding stock option agreements then in effect and the form of stock option agreement used under the Company's 2000 Stock Incentive Plan to provide for acceleration of vesting in full in certain circumstances following a change in control of the Company. Because the amendment applied to all outstanding stock option agreements and the form of stock option agreement, the provision regarding acceleration of vesting applies to options that are held by, or may be issued to, the named executive officers.

In October 2008, the Company entered into a separation agreement with Ronald H. Mabry, its former Vice President, Field Operations and Application Engineering. Under the separation agreement, Mr. Mabry continued receiving as separation payments his base salary until April 14, 2009 or, if earlier, until commencing new employment. In addition, the Company agreed to pay 75% of the premium payments for coverage under COBRA through April 30, 2009.

In November 2008, the Company entered into Change of Control Severance Agreements with each of James T. Healy, Fadi Maamari and Mei Song. The agreements entered into with Messrs. Healy and Maamari replaced existing Change of Control Severance Agreements between each of them and the Company. Each agreement provides that in the event of an involuntary termination of the executive within three months before or twelve months after a change of control of the Company, the executive will be entitled to (i) a cash payment based on the executive's annual base salary as of the termination date (equal to 150% of such annual base salary for Mr. Healy, and equal to 100% of such annual base salary for each of Mr. Maamari and Ms. Song), (ii) a cash payment based the executive's target bonus and target commission for the year in which the executive is terminated (equal to 150% of such target bonus and target commission for Mr. Healy, and equal to 100% of such target bonus and target commission for each of Mr. Maamari and Ms. Song), (iii) the immediate acceleration of vesting and exercisability of the executive's outstanding options to acquire the Company's common stock and (iv) reimbursement of health insurance premiums for the executive and eligible dependents for up to twelve months measured from the date of termination. The executives have agreed not to solicit employees of the Company for a period of time (18 months for Mr. Healy, and 12 months for each of Mr. Maamari and Ms. Song) following termination of employment giving rise to severance payments, and not to compete with the Company for the period during which they receive severance payments. A "change of control" includes a merger or consolidation involving the Company in which the Company's stockholders immediately prior to such merger or consolidation own 50% or less of the voting power of the surviving entity's voting securities, sale of all or substantially all of the Company's assets, the approval by the Company's stockholders of a plan of complete liquidation or dissolution, and the acquisition by a person or related group of persons of 50% or more of the voting power of the Company's voting securities.

2008 Outstanding Equity Awards At Fiscal Year-End

	Option Awards (1)			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**
James T. Healy	25,000	15,000	3.30	2/15/2016
	6,000	10,000	2.68	2/2/2017
	97,778	—	2.50	3/8/2017
	64,000	—	2.50	3/8/2017
	8,000	—	2.50	3/8/2017
	14,222	—	2.50	3/8/2017
	10,000	70,000	1.75	1/24/2018
	—	159,000	0.83	12/5/2018
Fadi Maamari	5,000	3,000	2.90	2/3/2016
	2,000	2,000	3.63	7/20/2016
	21,000	35,000	2.68	2/2/2017
	4,480	—	2.50	3/8/2017
	400	—	2.50	3/8/2017
	4,800	—	2.50	3/8/2017
	2,800	—	2.50	3/8/2017
	1,680	—	2.50	3/8/2017
	4,800	—	2.50	3/8/2017
	2,800	—	2.50	3/8/2017
	5,760	—	2.50	3/8/2017
	7,000	49,000	1.75	1/24/2018
	—	80,000	0.83	12/5/2018
Mei Song	1,000	600	2.90	2/3/2016
	3,000	5,000	2.68	2/2/2017
	3,200	—	2.50	3/8/2017
	1,000	—	2.50	3/8/2017
	3,200	—	2.50	3/8/2017
	1,600	—	2.50	3/8/2017
	2,000	—	2.50	3/8/2017
	1,200	—	2.50	3/8/2017
	1,000	7,000	1.75	1/24/2018
	—	74,000	0.83	12/5/2018
Ronald H. Mabry	12,500	—	3.3	1/14/2009
	7,000	—	1.75	1/14/2009
	21,908	—	2.5	1/14/2009
	25,600	—	2.5	1/14/2009
	19,692	—	2.5	1/14/2009
	12,800	—	2.5	1/14/2009
	21,000	—	2.675	1/14/2009

(1) The number of shares and the exercise price for certain options listed in this table has been adjusted to reflect a 1-for 2.5 reverse split of the Company's Common Stock effected on March 12, 2008.

(2) Except as otherwise noted in note (3), all options listed in this table become exercisable as to 25% of the shares on the first anniversary of the grant date, with the remaining shares vesting ratably each six-month period thereafter over the following three years. Except as otherwise noted, the options have a term of ten years, subject to earlier termination in certain events relating to termination of employment. Vesting of the options is subject to acceleration under the circumstances described under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

(3) On March 8, 2007, the Company completed an exchange offer with its eligible employees, including its executive officers, to exchange some or all of their outstanding stock options to purchase Common Stock that had with an exercise price greater than $3.70 per share (as adjusted for a 1-for 2.5 reverse split of the Company's Common Stock effected on March 12, 2008) for replacement options. Each of our executive officers exchanged all of their eligible options for replacement options. The exchange ratio applicable to our executive officers was one-for-1.25. The exercise price per share of each replacement option granted was $2.50 and each replacement option has a one year vesting period, one-half of which vested on the date that was six months after the replacement option's issuance date and the remainder vesting in equal monthly installments over the next six months. Each replacement option has an expiration term of ten years. Options that did not have an exercise price greater than $3.70 per share were not eligible for exchange, and such options vest as to 25% of the shares on the first anniversary of the grant date, with the remaining shares vesting ratably each six-month period thereafter over the following three years.

Compensation of Directors

The Company's non-employee directors each receive a cash retainer of $10,000 per year, payable in equal quarterly installments. The Chairman of the Board receives an additional cash retainer of $10,000 per year, payable in equal quarterly installments. The Chair of the Audit Committee receives an additional cash retainer of $5,000 per year, payable in equal quarterly installments, and the Chairs of the other Committees of the Board of Directors receive an additional cash retainer of $2,000 per year, payable in equal quarterly installments. In addition, the Company reimburses directors for reasonable expenses in connection with attendance at meetings of the Board of Directors and committee meetings. Directors who are employees of the Company do not receive any cash compensation for their services as directors.

In addition to cash compensation for services as a member of the Board, under the Company's 2000 Stock Incentive Plan, directors who are not employees also receive an initial grant of an option to purchase 8,000 shares of Common Stock at the fair market value of the Common Stock on the date of grant, which vests in two equal annual installments on each of the first two anniversaries of the date of grant, or, if earlier, immediately prior to the next two regular annual meetings of the Company's stockholders following the date of grant. On the first business day following each regular annual meeting of the Company's stockholders after appointment or election to the Board, each non-employee director receives an option to purchase 4,000 shares of Common Stock at the fair market value of the Common Stock on the date of grant, which vests in full on the first anniversary of the date of grant, or if earlier, immediately prior to the next regular annual meeting of the Company's stockholders following the date of grant. Each non-employee director who is not initially elected at a regular annual meeting of stockholders receives an option to purchase a pro rata portion of 4,000 shares based on the number of full months remaining from the date of election until the next regular annual meeting, which vests in full immediately prior to the next regular annual meeting of the Company's stockholders following the date of grant. Each director option that has been outstanding at least six months will vest in full upon a change in control.

The table below shows the compensation paid to each non-employee director for their service in 2008.

2008 Director Compensation

Director	Fees Earned or Paid in Cash ($)	Option Awards ($) (1) (2)	Total ($)
Gregg E. Adkin	20,000	3,248	23,248
Randall A. Hughes	10,000	3,248	13,248
Richard Okumoto	15,000	3,248	18,248
Matthew Raggett	12,000	3,248	15,248
Richard C. Yonker	12,000	3,248	15,248

(1) Amounts listed in this column represent the compensation expense of option awards recognized by the Company under Statement of Financial Accounting Standards No. 123 (revised 2004) (FAS 123R) for the 2008 fiscal year, rather than amounts paid to or realized by a named individual, and includes expense recognized for awards granted prior to 2008. Please refer to Note 8 to our consolidated financial statements in our 2008 Annual Report on Form 10-K for the underlying assumptions for this expense. There can be no assurance the options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the compensation expense recognized by the Company.

(2) The following table provides the number of shares of Common Stock subject to outstanding options held at December 31, 2008 for each director, as applicable (as adjusted for a 1-for 2.5 reverse split of the Company's Common Stock effected on March 12, 2008):

Name	Number of Shares Underlying Unexercised Options
Gregg E. Adkin	26,000
Randall A. Hughes	27,000
Richard Okumoto	16,000
Matthew Raggett	27,000
Richard C. Yonker	24,000

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table sets forth certain information regarding the Company's equity compensation plans as of December 31, 2008 (as adjusted to reflect the 1-for-2.5 reverse stock split of our Common Stock which became effective March 12, 2008):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
1994 Flexible Stock Incentive Plan and 2000 Stock Incentive Plan	2,776,892	$2.02	67,145 (1)
2000 Employee Stock Purchase Plan	—	—	104,195 (2)
Total	2,776,892	$2.02	171,340

(1) Consists of the number of shares reserved for issuance under the Company's 2000 Stock Incentive Plan. The number of shares reserved for issuance under the Company's 2000 Stock Incentive Plan will be increased on the first day of each of the Company's fiscal years from 2002 to 2010 by the lesser of 300,000 shares, 3.5% of the outstanding shares of the Company's common stock on that date or a lesser amount determined by the Company's Board of Directors. Stock options, restricted stock, restricted stock units or stock appreciation rights may be awarded under the 2000 Plan.

(2) Consists of the number of shares available for sale pursuant to the Company's 2000 Employee Stock Purchase Plan. Shares of common stock will be purchased at a price equal to 85% of the fair market value per share of common stock on either the first day preceding the offering period or the last date of the offering period, whichever is less. The number of shares reserved for issuance will be increased on the first day of each fiscal year, commencing in 2002, by the lesser of 50,000 shares, 1% of the outstanding common stock on that date, or such lesser number of shares as is determined by the Board of Directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 31, 2009 as to shares of the Common Stock beneficially owned by: (i) each person who is known by the Company to own beneficially more than 5% of its Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers named under "Executive Compensation—Summary Compensation Table," and (iv) all directors and executive officers of the Company as a group. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be. Unless otherwise noted below, the address of each beneficial owner is c/o LogicVision, Inc., 25 Metro Drive, Third Floor, San Jose, California 95110. The percentage of Common Stock beneficially owned is based on 9,473,572 shares outstanding as of March 31, 2009. In addition, shares issuable pursuant to options or warrants which may be exercised within 60 days of March 31, 2009 are deemed to be issued and outstanding and have been treated as outstanding in calculating the percentage ownership of those individuals possessing such interest, but not for any other individuals. Thus, the number of shares considered to be outstanding for the purposes of this table may vary depending on the individual's particular circumstances.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned (1)	Right to Acquire Beneficial Ownership within 60 days of March 31, 2009	Total	Percentage of Common Stock Beneficially Owned
Directors and Named Executive Officers:				
Gregg E. Adkin (2)	939,170	26,000	965,170	10.2%
James T. Healy	48,116	242,000	290,116	3.0%
Randall A. Hughes	10,000	27,000	37,000	*
Richard Okumoto	0	16,000	16,000	*
Matthew Raggett	6,206	27,000	33,206	*
Richard C. Yonker	0	24,000	24,000	*
Fadi Maamari	13,250	78,020	91,270	*
Mei Song	9,150	19,400	28,550	*
Ronald H. Mabry	1,000	0	1,000	*
5% Stockholders:				
Austin W. Marxe and David M. Greenhouse (3)	781,332	0	781,332	8.3%
MicroCapital LLC (4)	1,088,534	0	1,088,534	11.5%
Pacific Asset Partners (5)	484,000	0	484,000	5.1%
Ruth and Roy Rogers (6)	881,451	0	881,451	9.3%
Valley Ventures II, L.P. and Valley Ventures III, L.P. (7)	939,170	0	939,170	9.9%
Wellington Management Co. LLP (8)	639,000	0	639,000	6.8%
All Directors and Executive Officers as a group (8 persons)	1,025,892	459,420	1,485,312	15.0%

* Less than 1%.

(1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the notes to this table.

(2) Includes 346,491 shares held by Valley Ventures II, L.P. and 592,679 shares held by Valley Ventures III, L.P. Mr. Adkin is a managing member of VV II Management, L.L.C., the general partner of Ventures II and a managing member of VV III Management, L.L.C., the general partner of Ventures III. Mr. Adkin is also a limited partner of Ventures II and Ventures III. Mr. Adkin disclaims beneficial ownership of the Company's shares held by Valley Ventures II, L.P. and Valley Ventures III, L.P., except to the extent that his interest in the shares arise from his interest, if any, in those entities. See note (6).

(3) According to a Schedule 13G/A filed jointly on February 13, 2008 by Austin W. Marxe and David M. Greenhouse, Messrs. Marxe and Greenhouse share voting and dispositive power over 113,752 shares of Common Stock owned by Special Situations Technology Fund, L.P., and 667,580 shares of Common Stock owned by Special Situations Technology Fund II, L.P. The principal place of business for Messrs. Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022.

(4) According to a Schedule 13G/A filed jointly on December 7, 2007 by MicroCapital LLC, Ian P. Ellis and MicroCapital Fund, LP, MicroCapital LLC, a registered investment adviser and Mr. Ellis, a managing member and majority owner of MicroCapital LLC, have shared voting and dispositive power over 1,088,534 shares, and MicroCapital Fund, LP has shared voting and dispositive power over 794,847 shares. MicroCapital LLC acts as investment advisor and general partner to MicroCapital Fund, LP and as investment advisor to MicroCapital Fund Ltd. The address of the principal office of MicroCapital LLC, Mr. Ellis and MicroCapital Fund, LP is 623 Fifth Avenue, Suite 2502, New York, NY 10022.

(5) According to a Schedule 13G filed jointly on December 29, 2006 by Pacific Asset Partners, an investment adviser, has sole voting and dispositive power over the shares listed. The address of the principal place of business for Pacific Asset Partners is 222 Kearney Street, Suite 410, San Francisco, CA 94108.

(6) According to a Schedule 13G filed jointly on August 21, 2008 by Rogers Family Trust and Roy and Ruth Rogers Unitrust, Roy and Ruth Rogers may be deemed to beneficially own the 881,451 shares listed in the table. Rogers Family Trust has sole voting power and sole dispositive power to 620,950 shares listed in the table. Roy and Ruth Rogers Unitrust have sole voting power and sole dispositive power with respect to 260,501 shares listed in the table. The address for both entities is 3000 Sand Hill Road, Bldg 1, Suite 260, Menlo Park, CA 94025.

(7) According to an amended Schedule 13D/A filed jointly on June 27, 2006 by Valley Ventures II, L.P., Valley Ventures III, L.P., VV II Management, L.L.C., VV III Management, L.L.C., John M. Holliman III, Gregg E. Adkin and Lawrence J. Aldrich, Ventures II holds 346,491 shares and Ventures III holds 572,679 shares. VV II Management, L.L.C., the general partner of Valley Ventures II, has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the shares of Common Stock held by Ventures II. Each of Messrs. Adkin and Holliman, as managing members of VV II, has sole power to vote or to direct the vote of the shares held by Ventures II and shared power to dispose or direct the disposition of the shares held by Ventures II. VV III Management, L.L.C., the general partner of Valley Ventures III, has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the shares of Common Stock held by Ventures III. Each of Messrs. Adkin and Holliman, as managing members of VV III, has shared power to vote or to direct the vote of the shares held by Ventures III and shared power to dispose or direct the disposition of the shares held by Ventures III. Messrs. Adkin and Holliman are limited partners of Ventures II and Ventures III. Each of VV II, VV III, Mr. Adkin and Mr. Holliman disclaims beneficial ownership of all shares of Common Stock held by Ventures II and Ventures III except to the extent that his or its interest in the shares arises from his or its interest, if any, in those entities. The business address for each person and entity is 80 East Rio Salado Parkway, Suite 705, Tempe, AZ 85281. Mr. Adkin is a director of the Company.

(8) According to Schedules 13G filed on February 17, 2009 by Wellington Management Company, LLP and Wellington Trust Company, NA, in their roles as investment advisers, Wellington Management Company, LLP and Wellington Trust Company, NA have shared voting and shared dispositive power over 639,000 shares. The address of the principal office for Wellington Management Company, LLP and Wellington Trust Company, NA is 75 State Street, Boston, MA 02109.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Director Independence

The Board of Directors has determined that, except for Mr. Healy, each individual who currently serves as a member of the Board is, and each individual who served as a member of the Board in 2008 was, an "independent director" within the meaning of Rule 4200 of The NASDAQ Stock Market. Mr. Healy is not considered independent as he is employed by the Company as its President and Chief Executive Officer.

Item 14. Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by the Company's independent registered public accounts for the audit of its annual financial statements for 2008 and 2007, and fees billed for other services rendered by its independent registered public accounts.

	Year Ended December 31,	
	2008	2007
	(in thousands)	
Audit Fees	$245	$181
Audit-Related Fees	—	3
Tax Fees	—	—
All Other Fees	—	18
Total	$245	$202

Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated financial statements and the review of the Company's interim consolidated financial statements included in quarterly reports and services that are normally provided by the Company's independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees."

Tax Fees consist of fees billed for professional services rendered for tax advice, planning and compliance (domestic and international). These services include the preparation and review of income tax returns, and international returns, and assistance regarding transfer pricing, federal, state and international tax compliance, and international tax planning.

All Other Fees consist of fees for products and services other than the services described above, including subscription to online services and attendance at training classes.

Pre-Approval Policies and Procedures

It is the Company's policy that all audit and non-audit services to be performed by LogicVision's independent registered accounting firm be approved in advance by the Audit Committee. All of the services provided in 2008 were pre-approved.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LogicVision, Inc.

Date: April 29, 2009

By: /s/ James T. Healy

James T. Healy
President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description of Document
31.3	Rule 13a-14(a) Certification of Chief Executive Officer.
31.4	Rule 13a-14(a) Certification of Chief Financial Officer.

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EXHIBIT 31.3

Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for the Period Ended December 31, 2008

CERTIFICATION

I, James T. Healy, certify that:

1. I have reviewed this amendment no. 1 to the annual report on Form 10-K of LogicVision, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

DateApril 29, 2009

By: /s/ JAMES T. HEALY

James T. Healy
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.3

Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for the Period Ended December 31, 2008

CERTIFICATION

I, James T. Healy, certify that:

1. I have reviewed this amendment no. 1 to the annual report on Form 10-K of LogicVision, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

DateApril 29, 2009

By: /s/ JAMES T. HEALY

James T. Healy
President and Chief Executive Officer
(Principal Executive Officer)